3

Follow-Up Materials

06013110

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME First Pacific Company Ltd

*CURRENT ADDRESS

PROCESSED

MAY 09 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 836 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 5/10

FPC Exemption No. (82-836)

FIRST PACIFIC

First Pacific Company Limited Annual Report 2005

Stock Code : 00142



Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to Telecommunications and Consumer Food Products.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

First Pacific's principal investments are summarized on the inside back cover.

Financial Highlights

Contribution from Operations



US$ millions
180
160
140
120
100
80
60
40
20
0
04
05

Recurring Profit



US$ millions
140
120
100
80
60
40
20
0
04
05

Market Capitalization



US$ billions
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
01
02
03
04
05

Contribution by Country



US$ millions
140
120
100
80
60
40
20
0
(20)
04 05
Philippines
04 05
Indonesia
04 05
Others

Adjusted Net Asset Value by Country 31 December 2005



1%
21%
78%

	US$ millions
Philippines	1,491.5
Indonesia	407.0
Others	15.0
Total	**1,913.5**

Share Price Performance



HK$
3.2
3.0
2.8
2.6
2.4
2.2
2.0
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

Contents

Chairman's Letter



Dear Shareholders,

Last year I remarked on the progress First Pacific has made in strengthening our telecommunications business, while noting the efforts underway to revitalize and re-energize our consumer food operations.

Those efforts are producing the desired results. Last year, PLDT reported another consecutive year of record profits. The First Pacific team at PLDT continues to improve and reinforce First Pacific's underlying contributions: our ability to focus on improving profit drivers, our determination to reduce costs, and our ability to infuse an organization with an entrepreneurial spirit. Combined, those factors enabled the 76-year old PLDT to move with the flexibility and dexterity of a first-mover and small business.

At Indofood, I am determined that the ongoing restructuring and reorganization of its supply, production and distribution lines will result in better efficiencies. Indofood represents a complex array of businesses, using a variety of technologies and sales methodologies - many of which require streamlining, reorganizing and re-engineering. The resulting Indofood will be an organization that is better positioned to hold and grow its dominant market share, offer new products to new markets and better withstand competitive challenges.

At Metro Pacific, the task of reducing debts has been completed and we can now focus on achieving new growth, after so many years of looking inward. Metro Pacific is now on a deliberate search for new investments, a process in which we anticipate making real progress this year.

Again, I point to the quiet transformation occurring across First Pacific which, despite challenges, is taking place. That transformation could not be possible without your continued understanding and support for which, on behalf of the Board, I extend my deepest appreciation.

Cordially,

ANTHONI SALIM
Chairman
31 March 2006

Managing Director and Chief Executive Officer's Letter



My Fellow Shareholders,

Our performance in this year of transition has been mixed.

On the one hand, PLDT continued to outperform expectations, and exceed its targets. It consolidated its market position, further built on its dominance in the Philippines' landline, wireless and data markets, and recorded a third consecutive year of record profits. PLDT has emerged as one of Asia's leading telecommunications companies, and the generally benign Philippine economic environment of 2005 enabled it to build on almost every area of its businesses.

On the other hand, Indofood was faced with considerable challenges which placed considerable pressure on its ability to meet its profit targets. An already difficult Indonesian macro-economic climate was exacerbated by higher commodity prices and increases in basic fuel and transportation costs. Consequently, margins were put under pressure for much of Indofood's branded products as operating costs escalated.

Despite these contrasting performances of our two major assets, we managed to report a modest increase in recurring profit for the year, despite higher financing expenses at head office. However, our reported net profit declined because of a (non-cash) loss incurred on revaluation of options embedded within the US$199 million Exchangeable Notes issued in January 2005.

Against this backdrop, our expectations for the year 2006 are more sanguine. Let me take this opportunity to outline in broad terms our approach to 2006 prospects.

First, we will endeavour to ensure that PLDT continues to deliver performance, as it has consistently in the past. A host of innovative product and service offerings, ranging from the Philippines' first nationwide rollout of competitively prices 3G services, to wireless Wi-Fi, to its growing call center and back office processing businesses, will grow PLDT's revenue line for the year. Moreover, PLDT is making new investments in its IP-based Next Generation Network (NGN) capable of handling greater amounts of data communications, as well as providing traditional products such as voice - all at much lower infrastructure and delivery costs. Also, this NGN presents us with a platform to create new content offerings for our millions of subscribers at more affordable prices.

Whilst we are confident that the cumulative effect of these initiatives should improve PLDT's position in the coming year, we caution against exuberance. PLDT is transitioning along with the Philippine telecommunications landscape to a state where the best providers of enriched and value-added content at affordable prices will consistently deliver profit and cash flow growth, and enhanced market share.

Second, First Pacific intends to sustain the momentum of Indofood's re-engineering and restructuring processes. In late 2004 First Pacific's Chairman, who is the concurrent President Director and CEO of Indofood, embarked on a broad-based program to examine each area of Indofood's supply, production, marketing and distribution systems. Progress has been made since this initiative was launched. Indofood is merging various

First Pacific
Share Price Performance


HK$
3.2
3.0
2.8
2.6
2.4
2.2
2.0
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06

business units to create economies of scale which can reduce raw material costs and acquire supply sources of its own more efficiently. Disparate distribution systems are being unified under a single corporate entity and with simplified technology. New joint venture partnerships, such as with Nestlé S.A., stand to create new product offerings for key markets.

Third, First Pacific is mindful about seeking and making new investments in 2006 which can generate new areas of potential growth. Our issuance of the Exchangeable Notes mentioned earlier is intended to fund such an investment program. First Pacific can draw upon significant additional resources in order to acquire any one or more of a number of attractive and significant assets in telecommunications, consumer products - especially food - and infrastructure which may be available in the region.

We have outlined our investment strategy in previous fora here in Hong Kong and elsewhere. However, it bears my repeating these general criteria which inform such a strategy: we look for substantial value-creating opportunities that may be presently overlooked by existing owners and management. And we must ensure our ability to control the key management functions of an asset in order to effect real changes. As I said in my message to you last year, these criteria have increasingly assumed importance because investment cycles have become shorter than before.

Finally, it is also worthwhile to note that as of last year, First Pacific's listed Philippine property unit, Metro Pacific, has effectively completed its multi-year debt workout. A recapitalization plan is now being crafted, along with a new business plan, to put Metro Pacific back on its feet after a long hiatus. First Pacific has also made a modest investment last year in a promising online gaming business called Level Up. Its gaming operations extend across the Philippines, Brazil and India.

I would like to close this letter by saying that we enter the new year with our historic spirit of determination and optimism regarding our future. Let me thank all our shareholders most sincerely for their continued support as we approach our 25th year of corporate life.

Cordially,

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer
31 March 2006

Goals

First Pacific

- **Goal:** Improve share price performance
  Achievement: Achieved. Share price increased by over 44 per cent from HK$2.075 to HK$3.00 during 2005, which was the highest in the past five years.

- **Goal:** Continue to evaluate value-enhancing opportunities in the region that have the potential to provide synergies with the existing operations principally in the telecommunications, consumer food products, property and infrastructure sectors
  Achievement: Partially achieved and ongoing. Concluded an investment of US$15 million for a 25 per cent interest in Level Up – a publisher of online games. Continue to evaluate strategic investment opportunities in the consumer food products, telecommunications, infrastructure and property sectors in the region.

- **Goal:** Raise funds and financing for expansion opportunities
  Achievement: Achieved. Successfully raised US$199 million in January 2005 by issuing a five-year Exchangeable Notes and maintained a strong liquidity position with cash balance of US$197.1 million at 2005 year end.

- **Goal:** Continue to enhance recurrent profits and cash flow
  Achievement: Achieved. Recurrent profits improved by 0.3 per cent to US$117.2 million. Received dividends of US$39 million from PLDT and expect to receive approximately US$20 million as PLDT's 2005 final dividend in April 2006. Collected US$7 million from Indofood as final dividend for 2004.

- **Goal:** Pay dividends to shareholders in respect of the 2005 financial year, subject to continued strong performance by PLDT and Indofood
  Achievement: Achieved. Paid interim dividend of HK1.00 cent per share in October 2005 and recommended a final dividend of HK2.00 cents per share to be paid in June 2006. Dividend payout ratio for 2005 is approximately 10 per cent of recurring profit.

- **Goal:** Continue to strengthen corporate governance practices
  Achievement: Achieved. First Pacific has adopted its own code on corporate governance practices and is in compliance with all of the code provisions and most of the recommended best practices as set out in Appendix 14 of the Listing Rules. The First Pacific Code together with the terms of reference of the Audit Committee, the Remuneration Committee and the Nomination Committee are available on the corporate website www.firstpacco.com.

PLDT

- **Goal:** Continue to reduce debts by US$500 million and increase dividends to common shareholders to a minimum of 15 per cent of 2005 earnings per share
  Achievement: Achieved. Reduced consolidated debt by US$713 million which is 43 per cent ahead of the original target of US$500 million. Total dividends for 2005 reached Pesos 70 (US$1.27) per share which represents a 40 per cent payout of 2005 core earnings.

- **Goal:** Maintain market leadership by introducing more product innovations
  Achievement: Achieved. PLDT remains the market leader in the wireless, fixed line and information and communications technology sectors. The consolidated subscriber base of Smart and Piltel, Smart's 92.1 per cent owned subsidiary, reached 20.4 million, or a subscriber market share of approximately 59 per cent. Fixed line subscribers stabilized at 2.1 million, representing a market share of approximately 66 per cent. The cellular network provided coverage to over 99 per cent of the population. Smart also introduced more affordable, value added and innovative services during the year including *Smart's 25[8] Unlimited Call and Text*. Smart was also the first to offer 3G services in February 2006 – the first service provider in the Philippines to do so. ePLDT's call center, Internet café and data center continued to expand and increase capacity utilization. ePLDT's combined call center operations now have over 3,300 seats while Netopia has over 180 Internet cafés nationwide. Vitro internet data center increased its capacity utilization by 75 per cent during the year.

- **Goal:** Commence the upgrade to an IP-based network and increase broadband capabilities
  Achievement: Achieved and ongoing. DSL and wireless broadband subscribers more than doubled to 114,000. Bandwidth capacity increased to 5,005 Mbps from 2,075 Mbps in 2004. *Smart Wi-Fi*, which is a broadband wireless service, recorded 25,000 subscribers since its launch in June 2005.

- **Goal:** Develop bundled products and services across the Fixed Line, Wireless, and Information and Communications Technology business groups
  Achievement: Achieved. Bundling of fixed line and cellular packages for corporate accounts enlarged Smart market share in the corporate market. PLDT *WeRoam*, a full-mobility wireless broadband service offering launched in March 2005, allows users to connect to the internet via Smart's extensive GPRS/EDGE network and also through Wi-Fi hotspots of Airborne Access, a subsidiary of ePLDT. Consolidated service revenues rose 5 per cent to Pesos 121.1 billion (US$2.2 billion) and net income improved by 22 per cent to Pesos 34.1 billion (US$620 million).

Review of 05

Goals for 06



First Pacific

- *Continue to improve share price performance*
- Continue to evaluate investment opportunities in telecommunications, infrastructure or consumer food products industries in the region
- Raise funds with improved terms for funding expansion opportunities
- Maintain dividend payments to shareholders subject to continued strong performance of PLDT and further improved performance of Indofood

PLDT

- *Continue to build out the Next Generation Network and roll out wireless* broadband in order to increase broadband subscribers and expand the Group's data/broadband capabilities
- Maximize Smart's 2G network by developing content and new services to encourage higher usage and penetrate lower income segments
- Introduce 3G technology and develop services and applications to encourage usage
- Reduce debt by a minimum of US$300 million
- Raise dividends to common shareholders to a minimum of 50 per cent of 2006 core earnings

Indofood

- **Goal:** Continue to maintain market leadership position
  Achievement: Achieved. Indofood is repositioned as a total food solutions provider. The new business structure and management's continuing efforts to improve efficiency strengthened Indofood's market position in Indonesia's consumer food sector. Market shares by volume for noodles, flour, branded cooking oils, margarine and shortening are approximately 74 per cent, 65 per cent, 42 per cent and 59 per cent respectively.

- **Goal:** To enhance shareholders' value through separately listing Bogasari
  Achievement: On hold. Shareholders' value will not be maximized under current unfavorable equity market conditions in Indonesia. The management will continue to monitor market developments for this plan.

- **Goal:** Continue to focus on implementing Indofood's business strategies, cut costs, increase distribution efficiency, as well as streamline product ranges and business processes
  Achievement: Ongoing. Personnel reduction in 2005 totalled around 5,800. Together with new acquisitions, permanent personnel stood at about 46,300 at year-end, excluding unconsolidated companies. Distribution improved with the establishments of stock points to enhance delivery efficiency and understanding of local district market demand resulting in higher sales and lower inventory level. Target to significantly increase stock points by the end of 2006.

- **Goal:** Manage foreign currency exposure by reducing foreign currency borrowings
  Achievement: Achieved. Indofood repurchased US$166.3 million Eurobonds with an outstanding balance of US$143.7 million as at 31 March 2006. On 2 March 2006, Indofood obtained a favorable ruling from the UK court to provide it a basis to redeem its Eurobonds at par. Indofood will use funds from operations and bank loans to redeem the outstanding Eurobonds.

- **Goal:** Explore expansion opportunities in the Asian consumer food products industry and leverage potential synergies with Indofood
  Achievement: Achieved. Nestlé joint venture concluded in early 2005 which strengthens marketing and branding of Indofood culinary products. Indofood acquired additional oil palm plantations and is in the process of acquiring a 70 per cent equity interest in an oil palm breeding and research management company. Oil palm plantations cover more than 95,000 hectares as at year-end 2005, an increase of approximately 60 per cent during the year. Other expansion opportunities are being evaluated.

Metro Pacific

- **Goal:** Continue to explore investment opportunities in property and infrastructure sectors
  Achievement: Ongoing. Metro Pacific announced in March 2006 a recapitalization and reorganization plan which seeks to accelerate the growth of its property development businesses and capture infrastructure opportunities in the Philippines through a newly incorporated company – Metro Pacific Investments Corporation.

- **Goal:** Complete debt reduction program and significantly reduce contingent liabilities
  Achievement: Significantly achieved. Debt reduced by approximately Pesos 500 million (US$9.1 million) to Pesos 732 million (US$13.8 million), of which Pesos 525 million (US$9.9 million) are subject to final documentation and are expected to complete by the end of 2006.

- **Goal:** Position Landco for new growth by participating in provincial shopping centers and hotel management businesses
  Achievement: Achieved and ongoing. Ongoing expansion work at Pacific Malls in Legaspi and Lucena cities will continue through 2007 and development work has begun on a new Pacific Mall in Naga City. Fuego Hotels continues to explore a variety of new management contracts and is actively overseeing expansion of its Tagatay hotel project.

- **Goal:** Implement the rehabilitation plan for Nenaco
  Achievement: Ongoing. The rehabilitation plan benefiting the company from the revised lower interest rates and extended loan maturity and repayment terms which allowed the management to focus on improving operating efficiency. Loss during the year reduced to Pesos 126 million (US$2.3 million).


Siap dalam
5 menit

Indofood

- Implement and continue to enhance the new distribution system to improve sales and area-specific product mix
- Continue to focus on branded products and expand revenue through domestic, regional and international business development
- Continue to strengthen market leadership position
- Continue to expand oil palm plantation areas to be able to meet the supply requirements of its edible oil refineries
- Further reduce foreign currency exposure by reducing foreign currency debt
- Continue operational efficiency enhancement and cost reduction program



Metro Pacific

- Complete recapitalization and reorganization plan
- Strengthen Landco's position as a diversified property developer through support to key expansion projects
- Continue to explore investment opportunities in the infrastructure sector
- Continue implementing rehabilitation program for Nenaco



Level Up

- Diversify and expand games portfolio
- Grow subscriber base in higher growth markets in Brazil and India
- Develop supplementary non-game revenue sources
- Build alliances and dominant distribution network
- Further build "Level Up!" brand

Board of Directors and Senior Executives

Board of Directors





ANTHONI SALIM
Chairman

Age 57, born in Indonesia. Mr. Salim is the son of Soedono Salim. He graduated from Ewell County Technical College in London. Mr. Salim is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk, and holds positions as Commissioner and Director in various companies, including Elders Australia Limited and Futuris Corporation Limited.

Mr. Salim serves on the Boards of Advisors of several multi-national companies. He was a member of the GE International Advisory Board from September 1994, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany, and Rabo Bank of the Netherlands. He joined the Asia Business Council in September 2004.

Mr. Salim has served as a Director of First Pacific since 1981 and assumed the role of Chairman in June 2003.

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

Age 59, born in the Philippines. Mr. Pangilinan received a BA from Ateneo de Manila University and an MBA from University of Pennsylvania's Wharton School before working in the Philippines and Hong Kong for the PHINMA Group, Bancom International Limited and American Express Bank. He served as First Pacific's Managing Director after founding the Company in 1981, was appointed Executive Chairman in February 1999 and resumed the role of Managing Director and CEO in June 2003.

Mr. Pangilinan also served as President and CEO of PLDT since November 1998 and was appointed Chairman of PLDT in February 2004. He is the Chairman of Metro Pacific Corporation, Smart Communications, Inc., Pilipino Telephone Corporation, and Landco Pacific Corporation, as well as the President Commissioner of PT Indofood Sukses Makmur Tbk. He also holds directorships in Negros Navigation Co., Inc. and Citra Metro Manila Tollways, Corporation. Mr. Pangilinan is Chairman of the Board of Trustees of Ateneo de Manila University, Chairman of the Board of Directors of Medical Doctors Inc (Makati Medical Center), and Chairman of the non-profit organization, Philippine Business for Social Progress. He is also Chairman of the Hong Kong Bayanihan Foundation, a civic organization based in Hong Kong. He was awarded an Honorary Doctorate in Humanities by San Beda College in the Philippines in January 2002.



EDWARD A. TORTORICI

Executive Director

Age 66, born in the United States. Mr. Tortorici received a BS from New York University and an MS from Fairfield University. Mr. Tortorici has served in a variety of senior and executive management positions, including Corporate Vice President for Crocker Bank and Managing Director positions at Olivetti Corporation of America and Fairchild Semiconductor Corporation.

Mr Tortorici subsequently founded EA Edwards Associates, an international management and consulting firm specializing in strategy formulation and productivity improvement with offices worldwide.

In 1987 Mr. Tortorici joined First Pacific as an Executive Director and launched the Group's entry into the telecommunications and technology sectors. Presently, he oversees corporate strategy for First Pacific and guides the Group's strategic planning and corporate restructuring activities. Mr. Tortorici also serves as a Commissioner of consumer foods company, PT Indofood Sukses Makmur Tbk, and cellular provider PT Mobile-8 Telecom, and is a Director of ACeS International Limited, all corporations based in Indonesia. He is also a Director of Metro Pacific Corporation and Landco Pacific Corporation, companies located in the Philippines.



ROBERT C. NICHOLSON

Executive Director

Age 50, born in Scotland. Mr. Nicholson qualified as a solicitor in England and Wales in 1980 and in Hong Kong in 1982. He was a senior partner of Richards Butler from 1985 to 2001 where he established the corporate and commercial department. He has had wide experience in corporate finance and cross-border transactions, including mergers and acquisitions, regional telecommunications, debt and equity capital markets, corporate reorganizations and the privatization of state-owned enterprises in the People's Republic of China.

Mr. Nicholson was a senior advisor to the Board of Directors of PCCW Limited between August 2001 and September 2003. He is an Independent Non-executive Director of QPL International Holdings Limited and Pacific Basin Shipping Limited. In November 2005, he became a Non-executive Director of India Capital Growth Fund Limited which is listed on the AIM market of the London Stock Exchange. Mr. Nicholson serves as a Commissioner of PT Indofood Sukses Makmur Tbk and is a Director of Level Up! International Holdings Pte Ltd. He joined First Pacific's Board in June 2003 and was named an Executive Director in November 2003.

PROFESSOR EDWARD K.Y. CHEN, *GBS, CBE, JP*

Independent Non-executive Director

Age 61, born in Hong Kong and educated at the University of Hong Kong and Oxford University. Professor Chen serves as President of Lingnan University; an Independent Non-executive Director of Asia Satellite Telecommunications, China Resources Peoples Telephone Limited and Wharf Holdings Limited. He is the trustee for Eaton Vance Management Funds. Formerly, Professor Chen served as Chairman of Hong Kong's Consumer Council; as an Executive Councillor of the Hong Kong Government; and as a Legislative Councillor. Professor Chen joined First Pacific's Board in 1993.

DAVID W.C. TANG, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

Independent Non-executive Director

Age 51, born in Hong Kong, Mr. Tang was educated locally and then Cambridge, London and Beijing, where he also taught English and Philosophy. Mr. Tang is the founder of Shanghai Tang; the China Clubs in Beijing, Hong Kong and Singapore; China Tang in London and Pacific Cigars. He joined First Pacific's Board in 1989.

GRAHAM L. PICKLES

Independent Non-executive Director

Age 49, born in Australia. Mr. Pickles holds a Bachelor of Business degree (majoring in accounting). He is a member of the Certified Practising Accountants of Australia, and is a Fellow of the Australian Institute of Directors.

Mr. Pickles has significant experience in the distribution and technology sectors, running several distribution businesses in Asia and Australasia in the IT and telecommunications industries, over a career spanning more than 20 years.

Mr. Pickles serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He was previously the CEO of Tech Pacific Holdings Limited, a wholly-owned subsidiary of First Pacific Company Limited until Tech Pacific was sold in 1997. Mr. Pickles was also a member of the executive committee of Hagemeyer N.V. in which First Pacific had a controlling interest until 1998. Mr. Pickles joined First Pacific's Board in 2004.

HIS EXCELLENCY ALBERT F. DEL ROSARIO

Non-executive Director

Age 66, born in the Philippines. Currently Ambassador Extraordinary Plenipotentiary of the Republic of the Philippines to the United States of America, Ambassador del Rosario earned his Bachelor's degree in economics at the New York University. He is currently Chairman of Gotuaco, del Rosario and Associates, Inc., Asia Traders Insurance Corporation and the Philippine Center Management Board Inc. (San Francisco and New York), and serves as Commissioner or Director in numerous companies and non-profit organizations including PT Indofood Sukses Makmur Tbk, Philippine Long Distance Telephone Company, Infrontier (Philippines) Inc., and Philippine Cancer Society. He also headed the development of the Pacific Plaza Towers, Metro Pacific Corporation's signature project at Fort Bonifacio.

In September 2004, Ambassador del Rosario was conferred the Order of Sikatuna Rank of Datu by H.E. President Gloria Macapagal-Arroyo for his outstanding efforts in promoting foreign relations. He is also a recipient of the EDSA II Presidential Heroes Award in recognition of his work in fostering Philippine Democracy and the Philippine Army Award from H.E. President Corazon Aquino for his accomplishments as Chairman of the Makati Foundation for Education. Ambassador del Rosario joined First Pacific's Board in June 2003.

SUTANTO DJUHAR

Non-executive Director

Age 77, born in Indonesia. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited. Mr. Djuhar, who is the father of Tedy Djuhar, joined First Pacific's Board in 1981.

TEDY DJUHAR

Non-executive Director

Age 54, born in Indonesia. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies. He is the son of Sutanto Djuhar. Mr. Djuhar joined First Pacific's Board in 1981.

IBRAHIM RISJAD

Non-executive Director

Age 72, born in Indonesia. Mr. Risjad serves as a Commissioner of PT Indofood Sukses Makmur Tbk. He joined First Pacific's Board in 1981.

BENNY S. SANTOSO

Non-executive Director

Age 48, born in Indonesia. Mr. Santoso serves as a Director of PT Indocement Tunggal Prakarsa Tbk, and a Commissioner of PT Indofood Sukses Makmur Tbk and PT Indosiar Visual Mandiri Tbk. He also serves as a Director or a Commissioner of a number of other Indonesian companies. Mr. Santoso joined First Pacific's Board in June 2003.

Advisors

SOEDONO SALIM

Honorary Chairman and Advisor to the Board

Age 91, born in China. Mr. Salim served as First Pacific's Chairman from 1981 until February 1999, when he assumed his current titles. He serves as Chairman of the Salim Group.

SUDWIKATMONO

Advisor to the Board

Age 72, born in Indonesia. Mr. Sudwikatmono served as a Director of First Pacific from 1981 until February 1999, when he assumed his current title. He is a Vice President Commissioner of PT Indocement Tunggal Prakarsa Tbk and holds board positions with a number of other Indonesian companies.

Senior Executives







MAISIE M.S. LAM

Executive Vice President
Group Human Resources

Age 51, born in Hong Kong. Ms. Lam received a Diploma from the Hong Kong Polytechnic University/Hong Kong Management Association. She joined First Pacific in 1983.

JOSEPH H.P. NG

Executive Vice President
Group Finance

Age 43, born in Hong Kong. Mr. Ng received an MBA and a Professional Diploma in Accountancy from the Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and of the Association of Chartered Certified Accountants. Mr. Ng joined First Pacific in 1988 from Price Waterhouse's audit and business advisory department in Hong Kong. Prior to his appointment as Executive Vice President, Group Finance in May 2002, Mr. Ng was Group Treasurer of the First Pacific group and served in several senior finance positions within the First Pacific group. He is a Director of Level Up! International Holdings Pte Ltd.

NANCY L.M. LI

Assistant Vice President
Company Secretary

Age 48, born in Hong Kong. Ms. Li received a BA from McMaster University in Canada and a Postgraduate Diploma in Corporate Governance and Directorship from Hong Kong Baptist University. She is a fellow of the Hong Kong Institute of Company Secretaries and The Institute of Chartered Secretaries & Administrators of Great Britain. Ms. Li joined First Pacific in 1987 from the Hong Kong Polytechnic University's academic secretariat. Prior to that, she worked in the company secretarial department of Coopers & Lybrand. Ms. Li was appointed as First Pacific's Company Secretary in May 2003.



RICHARD P.C. CHAN

Assistant Vice President
Group Finance

Age 36, born in Hong Kong. Mr. Chan received a BBA (Hons) degree from the Hong Kong Baptist University and an MBA from the Chinese University of Hong Kong. He is a Certified Public Accountant (Practising), a CFA charterholder and a fellow of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has over 10 years' experience in auditing, accounting, finance and management spanning a diverse range of business activities. Mr. Chan joined First Pacific in 1996 from KPMG.



SARA S.K. CHEUNG

Assistant Vice President
Group Corporate Communications

Age 42, born in Hong Kong. Ms. Cheung received a BA in Business Economics from UCLA (University of California, Los Angeles) and an MBA from Southern Illinois University, Carbondale. She is a member of the National Investor Relations Institute. Ms. Cheung joined First Pacific in 1997 from the Public Affairs department of Wharf Limited and Wheelock and Company Limited.



PETER T.H. LIN

Assistant Vice President
Group Tax and Treasury

Age 36, born in Hong Kong. Mr. Lin received an MSc in Management Sciences and BSc in Economics and Statistics from the University of Southampton and Coventry University respectively. He is a member of the Hong Kong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and the Hong Kong Tax Institute. Mr. Lin joined First Pacific in 1998 from KPMG where he had worked for 6 years specializing in the tax field.

Review of Operations

Contents

Contribution by Country


US$ millions
140
120
100
80
60
40
20
0
(20)
04 05
Philippines
04 05
Indonesia
04 05
Others

Contribution Summary

	Turnover		Contribution to Group profit[i]	
For the year ended 31 December US$ millions	**2005**	2004	**2005**	2004 (Restated)[ii]
PLDT[iii]	**–**	–	**132.2**	117.1
Indofood	**1,923.4**	1,995.8	**29.6**	33.4
Metro Pacific	**62.7**	58.8	**(6.0)**	(9.4)
Level Up[iii]	**–**	–	**(1.5)**	–
From continuing businesses	**1,986.1**	2,054.6	**154.3**	141.1
From a discontinued operation[iv]	**–**	–	**–**	1.9
From operations	**1,986.1**	2,054.6	**154.3**	143.0
Head Office items:				
– Corporate overhead			**(11.5)**	(10.0)
– Net interest expense			**(20.3)**	(12.6)
– Other expenses			**(5.3)**	(3.6)
Recurring profit			**117.2**	116.8
Foreign exchange and derivative losses			**(18.5)**	(15.9)
Non-recurring items[v]			**4.3**	23.0
Profit attributable to equity holders of the parent			**103.0**	123.9

(i) After taxation and minority interest, where appropriate.
(ii) The Group has restated its 2004 profit attributable to equity holders of the parent from US$134.5 million to US$123.9 million following the adoption of HKFRSs issued by the HKICPA which became effective on 1 January 2005. Details of the restatements are set out in Note 2(B) to the Financial Statements.
(iii) Associated companies.
(iv) Represents Escotel.
(v) 2005's non-recurring gains of US$4.3 million mainly comprise goodwill compensation received by Indofood in connection to the establishment of a joint venture entity of US$4.8 million, Metro Pacific's agreed one-time adjustments made to amounts owed to certain creditors, partly offset by a loss on dilution of the Group's 1.4 per cent interest in PLDT of US$6.3 million, whereas 2004's non-recurring gains of US$23.0 million mainly comprise gain on disposal of 49 per cent interest in Escotel (US$17.1 million).

During the year, the Group's turnover decreased by 3.3 per cent, to US$1,986.1 million (2004: US$2,054.6 million), principally reflecting the effect of an 8.0 per cent depreciation in average rupiah exchange rate notwithstanding the approximately 4.7 per cent increase in Indofood's turnover in rupiah terms. First Pacific's continuing business interests improved their operating performance in 2005, recording profit contributions totaling US$154.3 million (2004: US$141.1 million), an increase of 9.4 per cent. Recurring profit marginally increased to US$117.2 million, from US$116.8 million in 2004. The Group recorded US$18.5 million (2004: US$15.9 million) net foreign exchange and derivative losses principally due to a US$25.4 million loss on revaluation of option element embedded in Head Office's Exchangeable Notes and foreign exchange translation differences on its unhedged foreign currency denominated borrowings, and US$4.3 million (2004: US$23.0 million) of net non-recurring gains. First Pacific recorded a net profit for 2005 of US$103.0 million, a 16.9 per cent lower than the 2004's net profit of US$123.9 million, which is mainly attributable to the non-cash loss of US$25.4 million on revaluation of option embedded in the Exchangeable Notes as further analyzed in the Equity Market Risk section of the Financial Review on pages 36 and 37.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar is summarized below.

Exchange rates against the U.S. dollar At 31 December	**2005**	2004	One year change
Closing			
Peso	**53.09**	56.13	+5.7%
Rupiah	**9,830**	9,290	–5.5%

Exchange rates against the U.S. dollar For the year ended 31 December	**2005**	2004	One year change
Average			
Peso	**54.99**	56.12	+2.1%
Rupiah	**9,756**	8,978	–8.0%

In 2005, the Group recorded net foreign exchange and derivative losses of US$18.5 million including a US$25.4 million loss on revaluation of option element embedded in Head Office's Exchangeable Notes and US$6.9 million gains on foreign exchange translation differences on its unhedged foreign currency denominated borrowings principally as a result of appreciation of the peso, partly offset by the effect of depreciation of the rupiah. The foreign exchange and derivative losses may be further analyzed as follows:

US$ millions	**2005**	2004
Head Office	**(25.4)**	–
Indofood	**(6.1)**	(11.9)
PLDT	**12.8**	(3.5)
Others	**0.2**	(0.5)
Total	**(18.5)**	(15.9)

PLDT

PLDT's operations are principally denominated in peso, which averaged Pesos 54.99 (2004: 56.12) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being based largely on IFRSs with effect from 1 January 2005, certain adjustments still need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2005**	2004 (Restated)
Net income under Philippine GAAP	**34,112**	28,031
Preference dividends[(i)]	**(1,427)**	(1,527)
Net income attributable to common shareholders	**32,685**	26,504
Differing accounting treatments[(ii)]		
– Reclassification of non-recurring items	**–**	1,345
– Reversal of effects upon adoption of HKAS 39	**–**	(2,316)
– Others	**(336)**	417
Intragroup items[(iii)]	**300**	300
Adjusted net income under Hong Kong GAAP	**32,649**	26,250
Foreign exchange and derivative (gains)/losses[(iv)]	**(2,859)**	813
PLDT's net income as reported by First Pacific	**29,790**	27,063
US$ millions		
Net income at prevailing average rates for 2005: Pesos 54.99 and 2004: Pesos 56.12	**541.7**	482.2
Contribution to First Pacific Group profit, at an average shareholding of 2005: 24.4% and 2004: 24.3%	**132.2**	117.1

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 2004, asset impairment provisions and others of Pesos 1.3 billion were excluded and presented separately as non-recurring items.
- Reversal of effects upon adoption of HKAS 39: Under the transitional provisions, the cumulative financial impacts of adopting HKAS 39 as of 1 January 2005 have been taken up as an adjustment to opening accumulated losses.

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.



PLDT
Share Price Performance


Pesos
2,000
1,900
1,800
1,700
1,600
1,500
1,400
1,300
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06



An analysis of PLDT's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2005**	2004	% change	**2005**	2004 (Restated)	% change
Wireless	**1,357.9**	1,229 .8	+10.4	**714.6**	503.8	+41.8
Fixed Line	**903.0**	864.0	+4.5	**133.7**	314.8	-57.5
ICT*	**53.7**	37.1	+44.7	**1.8**	14.9	-87.9
Inter-segment elimination	**(113.3)**	(77.2)	+46.8	**-**	–	–
Total	**2,201.3**	2,053.7	+7.2			
Segment result				**850.1**	833.5	+2.0
Net borrowing costs				**(219.1)**	(217.1)	+0.9
Share of profits less losses of associates				**0.1**	(1.3)	–
Profit before taxation				**631.1**	615.1	+2.6
Taxation				**(57.0)**	(101.7)	-44.0
Profit for the year				**574.1**	513.4	+11.8
Minority interest				**(6.7)**	1.3	-
Profit attributable to equity holders				**567.4**	514.7	+10.2
Preference dividends				**(25.7)**	(32.5)	-20.9
Profit attributable to ordinary shareholders				**541.7**	482.2	+12.3
Average shareholding (%)				**24.4**	24.3	-
Contribution to group profit				**132.2**	117.1	+12.9

* *Information and Communications Technology*



Strong Wireless and Stable Landline Performance in 2005

PLDT contributed profits of US$132.2 million to First Pacific in 2005, an increase of 12.9 per cent over US$117.1 million in 2004. PLDT represented 85.7 per cent of First Pacific's 2005 contribution from operations. PLDT's tremendous success underscores First Pacific's ability to drive the transformation of a company into a highly successful, profitable operation in an industry that requires high capital investment and in a country where the mass population requires affordable telecommunications services.

The combination of a highly profitable wireless business and its stable fixed line operation enabled PLDT to improve its free cash flows by 40.1 per cent, to US$931.8 million in 2005 (2004: US$665.1 million). Approximately 80 per cent of this amount was employed to reduce consolidated debts by US$713 million, ahead of PLDT's previously stated target of US$500 million. The PLDT Group's consolidated debt balance has been reduced to a nominal value of US$2.1 billion compared with almost US$3.8 billion as of the end of 2002. As of the end of 2005, PLDT's debt to EBITDA and debt to free cash flow ratios improved to 1.4 times and 2.2 times respectively.

PLDT's success enabled its board to approve a final dividend of Pesos 28 (U.S. 51 cents) per share to common shareholders bringing the total dividend for 2005 to Pesos 70 (US$1.27) per share, representing a payout ratio of approximately 40 per cent of 2005 core earnings. PLDT closed 2005 as the single largest capitalized company on the Philippine Stock Exchange at US$6,249 million.

Wireless: Market Leader and Innovator

PLDT Group's wireless segment was the key driver for 2005's strong performance. Wireless service revenues for 2005 increased by 10.4 per cent to US$1,357.9 million (2004: US$1,229.8 million) mainly as a result of a 13 per cent increase in wireless data revenues. The growth in data revenues were driven by the growing popularity of promotions launched in 2005, particularly *Smart 25[8] Unlimited Text* service. Consolidated wireless EBITDA improved by 15.1 per cent to US$900.2 million (2004: US$782.3 million) and EBITDA margins improved to 66 per cent (2004: 64 per cent). Capital expenditure of US$160.0 million during the year enabled Smart to expand its nationwide presence to 4,305 GSM cell sites and 5,982 base stations, covering over 99 per cent of the total population. Total cellular subscriber base as at the end of 2005 grew by 1.2 million (net of churn), to 20.4 million, representing a market share of 59 per cent. This net subscriber addition takes into account the disconnections arising from the termination of SIM-swapping activities in 2005.

PLDT's wireless's product and service offerings cover a broad spectrum of demographic and market segments. Wireless services consist of wireless voice communications, wireless data communications (primarily through text messaging) and a variety of other value-added services. Value-added promotion *Smart 25[8]* was tailored to meet market demand for "bucket" type or fixed rate plans for voice and text services. In response to the continued high demand for unlimited and high network quality wireless services, Smart recently launched a new variant of *Smart 25[8] Unlimited Text* as well as *Smart Load "All Text"*. *Smart Wi-Fi*, an innovative wireless broadband service launched in June 2005, has already attracted about 25,000 subscribers as of the end of 2005. Smart has over 1,000 wireless broadband capable base stations which allow very affordable, high-speed Internet services to customers particularly in areas with limited or no available DSL service.

As of the end of 2005, the cellular penetration rate in the Philippines is estimated to have reached approximately 41 per cent. In this respect, Smart is increasing its focus on developing superior content and value-added services to encourage usage from its broad base of subscribers while continuing to drive subscriber growth at the lower income segments.

PLDT Group's capability to deliver rich and varied contents was accelerated by the 3G service license awarded to Smart by the Philippines' National Telecommunications Commission in December 2005. After a rigorous diligence period, Smart was granted a "perfect score" by the Philippine regulators, in its 3G capability. On Valentines' Day 2006, Smart launched its 3G service on a free-trial basis in the Philippines. Subscribers using Smart's network with 3G handsets in selected key areas may have access to services such as video calling, video streaming, high-speed Internet browsing and special 3G content downloading. In addition, the strategic partnership entered into with DoCoMo early this year grants Smart the exclusive right to offer DoCoMo's *i-mode™* service to its subscribers.

Fixed Line: Stable Growth

PLDT's Fixed Line business reported revenues of US$903.0 million, resulting from a 46 per cent increase in data revenues which more than offset declines in its traditional long distance voice revenues. This is an improvement of 4.5 per cent over its 2004 revenues of US$864.0 million. Fixed Line EBITDA (excluding contributions from Smart) improved by 11.7 per cent to US$525.6 million (2004: US$470.4 million) while the EBITDA margin increased to 58 per cent from last year's 54 per cent. Depreciation expenses increased to US$367.3 million (2004: US$180.0 million) reflecting estimated useful lives adjustment made to certain fixed assets during the process of upgrading the system to the Next Generation Network.

Smart GSM Systemwide Subscriber Numbers



millions
24
20
16
12
8
4
0
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05



in 2006
SMART
brings you
THE NEXT
3G
THING


Connect full
speed

The improvement in fixed line performance was attributed to an expanding broadband business. Since First Pacific's investment in 1998, strategic goals for PLDT's fixed line business have included stabilizing its revenues on a year-on-year basis, while building a vibrant technology platform capable of offering new products and services, and incorporating full redundancy. Those goals were manifested in 2005's performance, which saw PLDT's DSL broadband subscriber base grow to approximately 89,000 with another 380,000 subscribers using its high-speed dial-up internet service. PLDT is the largest broadband service provider in the Philippines.

In order to promote higher fixed line take up, management also sought to introduce a number of marketing and pricing schemes designed to increase fixed line usage and provide better value to subscribers. In 2005, PLDT recorded, for the first time in four years, net additions for its postpaid fixed line service of 7,700 lines.


Fun Fair

Information and Communications Technology: Expanding Potential

ePLDT, the information and communications technology (ICT) arm of PLDT, is a broad-based integrated ICT operator and service provider. Its principal operations include an Internet data center under the brand name *Vitro™*; call centers through Vocativ, Parlance and Ventus; and internet and gaming operations provided through subsidiaries including Netopia, Infocom, Airborne Access and netGames.

ePLDT reported a 44.7 per cent increase in revenues to US$53.7 million for 2005, reflecting strong growth in its various business segments. Call centers represent a growth area for the PLDT group, and the industry has grown exponentially in recent years with the Philippines becoming an increasingly attractive site for business process outsourcing. Consolidated call center revenues increased by 52 per cent to US$35.4 million resulting from higher capacity utilization and higher prices charged for additional service demand. ePLDT is one of the largest outsourced call center operators in the Philippines. Plans are underway to expand the present seat capacity of 3,347 to more than 6,000 by the end of 2006, which will further strengthen its market leadership in the Philippines.



Other revenue units of ePLDT, including its retail Internet café business, *Netopia™* and its hosted data center, *Vitro™*, also experienced substantial business growth. Their combined revenues improved by 27 per cent to US$18.3 million. Netopia operates the largest Internet café chain in the Philippines, with 181 outlets.

ePLDT expanded its online gaming business netGames by acquiring a 60 per cent interest in Level Up's Philippines subsidiary. The merging of these two businesses is expected to strengthen ePLDT's position as the market leader in the online gaming industry in the country.





2006 Outlook: Enhancement and Evolution

In the seven years since First Pacific acquired its ownership interest in PLDT, the company has reinvested approximately US$2.7 billion in capital expenditure, the largest among Philippines technology companies. Such investments are key to ensuring that everyone in the Philippines has access to affordable telecommunications products and services.

The PLDT Group continues to upgrade its network which will enable it to offer a growing range of innovative value-added and broadband services with network infrastructure now capable of cheaper and faster transmission of voice, video and data. In particular, the expansion of PLDT Group's fixed and wireless broadband facilities, complemented by its growing base of internet cafes, will allow PLDT Group to offer broadband services in more areas at various speed and price points that are designed to attract a broad base of internet users. ePLDT's recent acquisition of a 60 per cent interest in Level Up Philippines, coupled with its other investments, is also anticipated to provide the Group access to rich and compelling content that will be made available to both fixed line and wireless subscribers. In addition, while 3G services in the country will initially be limited to the high-end market until such time as handset prices come down, PLDT Group is rapidly building out its 3G network in key areas while encouraging subscribers to use the service for high-speed internet browsing, video streaming and video calling.

The investments that PLDT Group is making are expected to further strengthen the group's capability to address the challenging operating environment it continues to face. PLDT management has stated that 2006 is a year to lay the foundation for future growth. While PLDT management expects that 2006 core earnings will be benign, cash flows will remain robust. In this respect, PLDT remains committed to improve shareholder returns and aims to increase its dividend payout to at least 50 per cent of 2006 core earnings and to reduce debts further by US$300 million.


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Indofood

Indofood's operations are principally denominated in rupiah, which averaged Rupiah 9,756 (2004: 8,978) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Rupiah billions	**2005**	2004 (Restated)
Net income under Indonesian GAAP	**124**	387
Differing accounting treatments(i)		
– Reclassification of non-recurring items	**55**	–
– Foreign exchange accounting	**54**	54
– Gain on revaluation of plantations	**67**	8
– Others	**(75)**	(74)
Adjusted net income under Hong Kong GAAP	**225**	375
Foreign exchange and derivative losses(ii)	**335**	208
Indofood's net income as reported by First Pacific	**560**	583
US$ millions		
Net income at prevailing average rates for 2005: Rupiah 9,756 and 2004: Rupiah 8,978	**57.4**	64.9
Contribution to First Pacific Group profit, at an average shareholding of 2005: 51.5% and 2004: 51.5%	**29.6**	33.4

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:
- Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2005 of Rupiah 55 billion losses (2004: Nil) represents Rupiah 146 billion of manpower rightsizing costs, partly offset by Rupiah 91 billion goodwill compensation received in connection to the establishment of a joint venture entity.
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign* exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.
- Gain on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the year.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative *losses (net of related tax) are excluded and presented separately.*


Supermi
mi instan
GORENG SPESIAL


Simas.
Spesial Margarin
Lombut, Lezat dan Bergizi
Indofood
Lay's
Cheetos

An analysis of Indofood's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

US$ millions	Turnover 2005	Turnover 2004	Turnover % change	Profit 2005	Profit 2004 (Restated)	Profit % change
Flour	**787.3**	814.1	-3.3	**48.5**	57.5	-15.7
Consumer Branded Products	**730.3**	765.5	-4.6	**65.2**	73.9	-11.8
Edible Oils and Fats	**474.9**	571.3	-16.9	**83.5**	91.1	-8.3
Distribution	**242.8**	202.7	+19.8	**0.1**	2.6	-96.2
Inter-segment elimination	**(311.9)**	(357.8)	-12.8	**-**	–	-
Total	**1,923.4**	1,995.8	-3.6			
Segment result				**197.3**	225.1	-12.4
Net borrowing costs				**(84.8)**	(91.1)	-6.9
Share of profits less losses of associates				**(4.2)**	(1.8)	+133.3
Profit before taxation				**108.3**	132.2	-18.1
Taxation				**(38.5)**	(47.8)	-19.5
Profit for the year				**69.8**	84.4	-17.3
Minority interest				**(40.2)**	(51.0)	-21.2
Contribution to group profit				**29.6**	33.4	-11.4

Indofood Share Price Performance


Rupiah
1,300
1,200
1,100
1,000
900
800
700
600
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06


Bimoli
Promina
Bubur Bayi Bergizi
AYAM & SAYUR
SEGITIGA BIRU
dofood
AYAM

Indofood Turnover 2005*


13%
34%
16%
37%

	US$ millions
Flour	662.2
Consumer Branded Products	703.8
Edible Oils and Fats	314.6
Distribution	242.8
Total	**1,923.4**

*After inter-segment elimination

Indofood Turnover 2004*


10%
34%
19%
37%

	US$ millions
Flour	666.7
Consumer Branded Products	744.5
Edible Oils and Fats	382.6
Distribution	202.0
Total	**1,995.8**

*After inter-segment elimination

Indofood contributed US$29.6 million to the Group in 2005, a reduction of 11.4 per cent from its 2004 contribution of US$33.4 million. The unfavorable macroeconomic climate, weak currency, increased fuel costs and more intense competition in the food sector in Indonesia placed considerable pressure on Indofood's performance. The company recorded a 3.6 per cent decrease in consolidated revenue in U.S. dollar terms to US$1,923.4 million (2004: US$1,995.8 million) although in rupiah terms, Indofood recorded a 4.7 per cent growth in revenue, of which approximately 83 per cent were contributed from its three principal business segments – noodles, flour and edible oils and fats.

However, Indofood maintained its leading market share in key product categories: a 74 per cent share of the noodles market; a 65 per cent share of flour; a 42 per cent share of branded cooking oil; a 59 per cent share of the margarine and shortening market, and a 59 per cent share of the nutrition and special food market. Despite its strong market position in most of its business units, the entry of new competitors, particularly to the noodles division, has prompted a process of restructuring and reorganization which is ongoing. This process has been designed to improve efficiency, to identify new growth and to expand Indofood's cross-organizational functionalities and further diversify the company's revenue base.

Bogasari

Indofood's Bogasari group comprises its flour and pasta production businesses. Bogasari can support an annual production capacity of 3.8 million tons of flour and its products are distributed primarily under the *Cakra Kembar*, *Segitiga Biru* and *Lencana Merah* brand names, which are widely recognized by consumers in Indonesia. During 2005, it reported a turnover of US$787.3 million, an decrease of 3.3 per cent from the 2004 revenue of US$814.1 million. This resulted from a decline in flour volume although selling price increased by 6.0 per cent. Bogasari's turnover accounted for 34.4 per cent (2004: 33.4 per cent) of Indofood's total sales.


bogasari
tepungnya

Bogasari recorded a sales volume decline of 3.3 per cent in its flour business to 2.3 million tons in 2005 principally due to lower-priced flour products being imported into Indonesia. During 2005, however, gross margins on flour slightly improved to 15.5 per cent (2004: 15.1 per cent) reflecting increase in selling price, improvements in productivity and cost efficiency. Bogasari has increased its research and development efforts since deregulation in 1999 with the introduction of new products for different end user market segments.


La Fonte

The plan of separately listing Bogasari is on hold as the current equity market environment in Indonesia is not sufficiently favorable to reflect Bogasari's underlying value. Management aims to maintain its market leading position in Indonesia by optimizing Bogasari's supply chain and infrastructure potential. It also plans to extend revenue base and market reach by expanding non-wheat products and services, and overseas distribution.



Consumer Branded Products

Noodles is the largest of Indofood's operating divisions, as well as the largest in the instant noodle segment in Indonesia. In addition to the basic noodle production operations, Indofood's noodles business also comprises food ingredients and packaging businesses which offer a supply chain to its instant noodle operations. It offers some 130 noodle varieties to the retail marketplace, covering high-end, middle and lower-priced categories. Indofood's primary noodle product is fried and soup-style instant noodles, and its most popular brands include *Indomie*, *Sarimi* and *Supermi*. Its value-added products including instant noodles in cups, rice vermicelli *Pop Bihun* and instant pasta *Pazto*. With 14 production facilities located across Indonesia, Indofood has an annual production capacity of 13.5 billion packs.

During 2005, sales volumes reached 9.5 billion packs, a decline of 4.0 per cent from the 9.9 billion packs sold in 2004. Sales turnover for the year was US$633.3 million, a reduction of 4.5 per cent from the US$663.0 million turnover in 2004, reflecting fierce competition in the lower-priced products market. Consequently, gross margins reduced to 22.9 per cent versus the 26.2 per cent recorded in 2004, as the "buy 5 get 1 free" promotional activities was continued to defend market share. This promotion was discontinued in March 2006.


POP MIE
Mi Instan Gelas
RASA AYAM BAWANG
MI INSTAN
Sarimi
Rasa Ayam Bawang
Indomie
POP MIE
Mi Instan Cup
RASA AYAM
Promina
Bubur Bayi Bergizi
AYAM & SAYUR
Chicken & Vegetables
Indofood

Indofood Operating Profit 2005


25%
42%
33%

	US$ millions
Flour	48.5
Consumer Branded Products	65.2
Edible Oils and Fats	83.5
Distribution	0.1
Total	**197.3**

Indofood Operating Profit 2004


1%
26%
40%
33%

	US$ millions
Flour	57.5
Consumer Branded Products	73.9
Edible Oils and Fats	91.1
Distribution	2.6
Total	**225.1**

Food seasoning products include soy, chili and tomato sauces, a range of powdered condiments and instant recipe mixes. Since 2001, Indofood has introduced more than 80 new products, and provides the widest range of food seasoning products available from any single manufacturer in Indonesia. This segment recorded a turnover of US$30.4 million in 2005, a decrease of 22.4 per cent compared with US$39.2 million reported for 2004, due to a combination of lower average selling prices and weaker sales volume.

In April 2005, Indofood started a joint venture with Nestlé S.A. namely, PT Nestlé Indofood Citrarasa Indonesia (NICI) to market culinary products in Indonesia of both Indofood and Nestlé. This provides an opportunity to combine Nestlé's expertise in marketing and research with Indofood's skill in producing food seasonings and distribution. However, the terms of the new joint venture require products to be sold to NICI on a "cost-plus" basis, with a resulting decline in average selling price.

Indofood is the leading manufacturer of branded modern packaged ***snack foods*** in Indonesia. Its produces potato chips and extruded products such as puffs and chocolate-coated snacks, which are sold under various brand names, such as *Chiki*, *Cheetos*, *Chitato*, *Lays*, *JetZ*, *Tenny* and *Tradia*. In U.S. dollar term, turnover for 2005 fell 4.9 per cent to US$30.9 million (2004: US$32.5 million). In rupiah term, turnover increased by 3.1 per cent as this segment experienced better sales mix.

Indofood's ***nutrition and special food*** products are distinguished from others in the Indonesian baby food market by the use of adapted traditional Indonesian ingredients, such as brown rice and mung beans. Its principal baby food brands are *Promina* and *SUN*. Turnover for 2005 improved by 15.9 per cent to US$35.7 million (2004: US$30.8 million) reflecting both increases in sales volume and average selling prices.

Edible Oils and Fats

Indofood's Intiboga Sejahtera is among the largest producers of cooking oil, margarine and shortenings in Indonesia, offering a wide range of branded products – including *Bimoli*, *Sunrise*, *Delima*, *Cornola* – for the retail market, and bulk products in large quantity for the industrial and institutional markets.

This division reported a turnover of US$474.9 million in 2005, a decrease of 16.9 per cent from US$571.3 million in 2004, as lower-cost competitors sought to achieve rapid market share at the expense of profit margins. Sales volume reached almost 500 thousand tons, an increase of 3.3 per cent from the 482 thousand tons sold in 2004.

During 2005, Indofood acquired approximately 35,000 hectares of plantation area which will be developed for oil palm trees. A key competitive advantage for Indofood remains its ability to source around 50 per cent of its crude palm oil requirements from its 95,730 hectares of plantation.


Bimoli
NON KOLESTEROL

Distribution



Indofood's consumer food products are distributed to over 160,000 outlets throughout Indonesia. Despite the competitive challenges faces by Indofood, Distribution reported a 19.8 per cent increase in turnover to US$242.8 million in 2005 which accounted for 12.6 per cent of Indofood's consolidated turnover.

As part of the ongoing internal restructuring and re-engineering process, Indofood management have sought to expand the company's distribution reach by opening up stock points to service various districts in the country. Up to the end of 2005, more than 250 stock points were established in selected population areas which reduced times and volumes required for transport in the respective areas, and enabled the company to better understand consumers' preference in each specific location. During the year, the reorganized Distribution division generated encouraging results. The satellite-linked information technology system and the stock point strategy enable Indofood's products to reach the more underserved market regions. To continue the success of the distribution network reform, Indofood plans to significantly increase stock points in 2006.

2006 Outlook

On 2 March 2006, Indofood obtained a favorable ruling from the UK court to provide it a basis to redeem its Eurobonds at par. Indofood will use funds from operations and bank loans to redeem the outstanding Eurobonds of US$143.7 million as at 31 March 2006.

Indofood management is cognizant of the pressures new competition has placed on its businesses. The strategic repositioning program implemented since early 2004 has resulted in Indofood becoming a leaner organization with more focus on improving operational activities. The company will continue to streamline its supply and value chains, leverage its existing strong brands to further strengthen its leading market position, and re-engineer company procedures.


Paduan Mutu Nestlé & Indofood
Indofood
Bumbu
Kaldu Ayam
KELEZATAN EKSTRA
Saran Penyajian
HALAL
Berat Bersih 9 g
CITARASA INDONESIA PO Box No. 4520 JKTF 11045
PT. INDOSENTRA PELANGI CIBITUNG-INDONESIA



Metro Pacific

Metro Pacific's operations are principally denominated in peso, which averaged Pesos 54.99 (2004: 56.12) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite both of the Philippine GAAP and Hong Kong GAAP being largely based on IFRSs with effect from 1 January 2005, certain adjustments still need to be made to Metro Pacific's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

Peso millions	**2005**	2004 (Restated)
Net income/(loss) under Philippine GAAP	**194**	(242)
Differing accounting treatments[i]		
– Reclassification/reversal of non-recurring items	**(623)**	(726)
– Others	**–**	283
Intragroup items	**–**	3
Adjusted net loss under Hong Kong GAAP	**(429)**	(682)
Foreign exchange and derivative (gains)/losses[ii]	**(9)**	17
Metro Pacific's net loss as reported by First Pacific	**(438)**	(665)
US$ millions		
Net loss at prevailing average rates for 2005: Pesos 54.99 and 2004: Pesos 56.12	**(8.0)**	(11.8)
Contribution to First Pacific Group profit, at an average shareholding of 2005: 75.5% and 2004: 79.2%	**(6.0)**	(9.4)

(i) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:
- Reclassification/reversal of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 2005 of Pesos 0.6 billion principally relate to reversal of excess provision for tax and other liabilities, gains realized from various debt reduction and restructuring exercises, and agreed one-time adjustments made to amounts owed to certain creditors. Adjustment for 2004 of Pesos 0.7 billion relate to the reclassification/reversal of provision releases for Metro Pacific's investment in a shipping subsidiary and gains realized from various debt reduction and restructuring exercises.

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.


MonteLago
NATURE ESTATES

An analysis of Metro Pacific's contribution to the First Pacific Group, adjusted for Hong Kong GAAP and translated into U.S. dollars, follows.

	Turnover			Profit		
US$ millions	**2005**	2004	% change	**2005**	2004 (Restated)	% change
Property						
– Landco	**17.6**	15.1	+16.6	**1.3**	3.0	-56.7
– Pacific Plaza Towers	**5.3**	11.6	-54.3	**0.3**	0.1	+200.0
Subtotal	**22.9**	26.7	-14.2	**1.6**	3.1	-48.4
Nenaco	**39.8**	32.1	+24.0	**(3.5)**	(2.9)	+20.7
Corporate overhead	**-**	-	-	**(2.1)**	(1.1)	+90.9
Total	**62.7**	58.8	+6.6			
Segment result				**(4.0)**	(0.9)	+344.4
Net borrowing costs				**(2.4)**	(9.2)	-73.9
Share of profits less losses of associates				**0.1**	(0.1)	-
Loss before taxation				**(6.3)**	(10.2)	-38.2
Taxation				**(0.9)**	(0.8)	+12.5
Loss for the year				**(7.2)**	(11.0)	-34.5
Minority interest				**1.2**	1.6	-25.0
Group share of loss				**(6.0)**	(9.4)	-36.2





Metro Pacific contributed a loss of US$6.0 million in 2005, a significant improvement from its 2004 loss contribution of US$9.4 million. This improvement is principally due to the significant reduction in operating losses of ***Negros Navigation Co., Inc.*** (Nenaco), the substantial reduction of financing charges as debt settlement agreements were completed and one-time gains also realized from debt reduction agreements.

Five years after Metro Pacific entered a self-administered debt reduction and corporate rehabilitation program, Metro Pacific has successfully reduced its parent company bank debt from Pesos 11.7 billion (US$220.4 million) to Pesos 732 million (US$13.8 million). As of early 2006,. various agreements in final stages of documentation would further reduce Metro Pacific's debt level to approximately Pesos 200 million (US$3.8 million).

Landco Pacific Corporation (Landco), a diversified property developer 51 per cent owned by Metro Pacific, reported a net profit of Pesos 62 million (US$1.1 million). Landco is preparing for an accelerated growth plan that seeks to expand its business activity significantly over the next five years. In 2005, joint-venture agreements were signed with a number of landowning groups for Landco to develop, brand, and market over 1,300 hectares of property located in prime areas across the Philippines.



Nenaco, a 99.0 per cent owned subsidiary of Metro Pacific, also recorded improved performance. After the commencement of a court-administered debt and business restructuring program in 2004, Nenaco reported an reduced 2005 net loss of Pesos 126 million (US$2.3 million). An aggressive campaign by new management to reduce costs and enhance operations resulted in vessels servicing additional routes, thus carrying improved passenger and cargo loads.





2006 Outlook

On 27 March 2006, Metro Pacific announced a recapitalization and reorganization plan to strengthen its capital base and reposition the company for new growth. The plan involves a reduction in capital by way of a reverse stock split of Metro Pacific shares to eliminate the deficit in Retained Earnings, a share swap of Metro Pacific shares for shares in a new corporate holding company, Metro Pacific Investments Corporation (MPIC), the listing of MPIC on the Philippine Stock Exchange and the simultaneous withdrawal of the Metro Pacific listing, and a Rights Issue expected to raise Pesos 2.7 billion (US$50.9 million) in new capital. The plan is expected to be completed by September 2006.

Should the plan be executed successfully, First Pacific and Ashmore Global Special Situations Funds 2 Limited and/or other funds managed by Ashmore Investment Management Limited would be MPIC's principal shareholders. MPIC will directly own a majority of Landco and Metro Pacific. MPIC will also be debt free, and capable of raising necessary funds to support its intended growth plans. Landco will be able to accelerate the diversification of its market reach and expansion in the property sector in the Philippines. MPIC will also actively seek investment opportunities, particularly in the infrastructure sector.







Level Up



First Pacific invested US$15 million for a 25.0 per cent interest in Level Up! International Holdings Pte. Ltd. (Level Up) in March 2005. First Pacific recorded a loss of US$1.5 million for its share of Level Up's post-acquisition loss, arising principally from the start up costs in its Brazilian and Indian operations. Level Up began commercial operations in Brazil in the first quarter of 2005 and will launch commercially in India in 2006.

In the Philippines, Level Up has achieved a market share of approximately 80 per cent of paying subscribers, despite the entry of several competitors. The company began commercial operations in late 2003 with Ragnarok (developed by Gravity Co. Ltd.) which remains the most popular game and continues to dominate the online game market. In 2005, Level Up decided to build on its extensive client base by launching new games for different segments of the market. The first new game, Rose Online, was commercially launched in September 2005. This is a 3-D massively multiplayer online role playing game (MMORPG) from Gravity. In the first quarter of 2006, the company launched another 3-D MMORPG, RF Online, developed by CCR Inc.; and plans to launch a leading Korean sports casual game, Free Style Online (developed by JCE Entertainment Co. Ltd.) in the second quarter of 2006. Other new games are also in the pipeline for 2006.

In February 2006, ePLDT, Inc., the Information and Communications Technology division of PLDT, acquired 60 per cent interest in Level Up's operation in the Philippines and plans to merge it with its online games operation netGames by the first quarter of 2007.



In Brazil, Ragnarok was commercially launched in February 2005 and is developing a good subscriber base. The company is planning to introduce new games such as Gunz (developed by Maiet Entertainment Inc.) and Grand Chase (developed by KOG Studios) to attract players from other significant segments. The company will also be distributing game CDs and CD keys for leading games by NCSoft, such as Lineage II, Guild Wars, City of Heroes and City of Villains.


24
ONLINE RPG

In India, the company will start commercial operations of Ragnarok in the second quarter of 2006, although gradual growth is expected until the internet infrastructure and connectivity reach required levels over the next several years. The company continues to build its distribution networks in several key metropolitan areas and to establish alliances with key marketing and distribution partners.

2006 Outlook

The year 2006 will be a transition year for Level Up, as it begins to develop into a multi-game publisher with a diversified portfolio of games and multiple revenue sources. The company will focus on building upon its leadership position in three markets to leverage its multi-country economies of scale and strengthen relationships with leading game developers and publishers to ensure continuing access to good content. Significant investments will be made to consolidate its leadership position and bring compelling new content to its growing customer base.





Financial Review

Contents

Liquidity and Financial Resources

Net Debt and Gearing

(A) Head Office Net Debt

The increase in net debt is mainly attributable to the payments for additional investments of 1.1 per cent interest in PLDT (US$53.7 million) and the acquisition of a 25.0 per cent interest in Level Up. The Head Office's borrowings at 31 December 2005 comprise Exchangeable Notes of US$193.1 million (with a face value of US$199.0 million) due in January 2010, secured bonds of US$107.3 million (with a face value of US$108.0 million) due in July 2006 and a bank loan of US$49.3 million (with a face value of US$50.0 million) due in November 2012.

Changes in Head Office Net Debt

US$ millions	Borrowings	Cash and cash equivalents	Net debt
At 1 January 2005	144.6	(41.3)	103.3
Movement	205.1	(155.8)	49.3
At 31 December 2005	**349.7**	**(197.1)**	**152.6**

Head Office Cash Flow

US$ millions	**2005**	2004
Net cash inflow/(outflow) from operating activities	**27.6**	(8.7)
Net tax paid	**–**	(11.1)
Investments	**(72.9)**	(5.0)
Net proceeds on disposal	**–**	18.6
Financing activities		
– Issue of Exchangeable Notes, net of expenses	**193.4**	–
– Net borrowings/(repayments)	**17.4**	(23.0)
– Repurchase of secured bonds	**(5.1)**	–
– Dividend paid	**(4.1)**	–
– Others	**(0.5)**	–
Increase/(decrease) in Cash and cash equivalents	**155.8**	(29.2)

(B) Group Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	**Net debt[i] 2005**	**Total equity 2005**	**Gearing (times) 2005**	Net debt[i] 2004	Total equity 2004 (Restated)	Gearing (times) 2004 (Restated)
Head Office	**152.6**	**1,419.2**	**0.11x**	103.3	1,066.7	0.10x
Indofood	**595.7**	**541.6**	**1.10x**	705.3	589.4	1.20x
Metro Pacific	**40.2**	**4.8**	**8.38x**	45.7	(13.8)	–
Group adjustments[ii]	**–**	**(1,258.9)**	**–**	–	(1,051.2)	–
Total	**788.5**	**706.7**	**1.12x**	854.3	591.1	1.45x

Associated

US$ millions	**Net debt 2005**	**Total equity 2005**	**Gearing (times) 2005**	Net debt 2004	Total equity 2004 (Restated)	Gearing (times) 2004 (Restated)
PLDT	**1,384.2**	**1,400.9**	**0.99x**	2,169.4	840.7	2.58x

(i) Includes restricted cash.
(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of additional investment for 1.1 per cent interest in PLDT (US$53.7 million) and acquisition of a 25.0 per cent interest in Level Up (US$15.0 million). Indofood and Metro Pacific gearing declined mainly because of debt reduction efforts. PLDT's gearing declined substantially as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 1.12x level as a result of debt management and reduction efforts of the operating companies coupled with the growth of Group's total equity as a result of strong profit contribution from PLDT.

Net Debt and Gearing


Net debt
US$ billions
Gearing
(times)
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0
04
05
Gearing (times)
Net debt
31 December 2005
31 December 2004

Maturity Profile of Consolidated Debt 2005



6%
32%
48%
14%

	US$ millions
Within one year	345.0
One to two years	152.3
Two to five years	518.6
Over five years	73.3
Total	**1,089.2**

Maturity Profile of Consolidated Debt 2004



2%
27%
54%
17%

	US$ millions
Within one year	288.9
One to two years	182.8
Two to five years	561.3
Over five years	17.1
Total	**1,050.1**

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

US$ millions	**2005**	2004
Within one year	**345.0**	288.9
One to two years	**152.3**	182.8
Two to five years	**518.6**	561.3
Over five years	**73.3**	17.1
Total	**1,089.2**	1,050.1

The change in the Group's debt maturity profile at 31 December 2005 principally reflects Head Office's issuance of US$199.0 million Exchangeable Notes due in 2010, the reclassification of US$108.0 million bonds due in 2006 and a new bank loan of US$50.0 million due in 2012, together with the settlements of principally Head Office's US$32.0 million bank loan due in 2006 and Indofood's repurchases of Eurobonds due in 2007 and redemption of Rupiah bonds due in 2005 totalling US$228.0 million.

Associated

	PLDT	
US$ millions	**2005**	2004
Within one year	**354.2**	500.4
One to two years	**376.8**	460.7
Two to five years	**455.4**	894.0
Over five years	**930.5**	987.0
Total	**2,116.9**	2,842.1

PLDT's debt maturity profile were stated at nominal values.

Financial Risk Management

Foreign Currency Risk

(A) Company Risk

As the Head Office debt is currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Company's NAV relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 31 December 2005 exchange rates, would have an effect on the Company's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	**Effect on adjusted NAV**[i] US$ millions	**Effect on adjusted NAV per share** HK cents
PLDT	14.9	3.65
Indofood	4.1	1.00
Total	**19.0**	**4.65**

(i) Based on quoted share prices as at 31 December 2005 applied to the Group's economic interest.
(ii) The NAV of the Group's investment in Level Up is based on its historic U.S. dollar cost and, accordingly, any depreciation of the peso, rupee and reais would not affect the Group's adjusted NAV.

(B) Group Risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated US$ millions	US$	Peso	Rupiah	Others	**Total**
Total borrowings	501.7	44.7	542.8	–	**1,089.2**
Cash and cash equivalents[i]	(190.3)	(6.1)	(98.8)	(5.5)	**(300.7)**
Net debt/(cash)	311.4	38.6	444.0	(5.5)	**788.5**
Representing:					
Head Office	159.4	(1.3)	–	(5.5)	**152.6**
Indofood	151.7	–	444.0	–	**595.7**
Metro Pacific	0.3	39.9	–	–	**40.2**
Net debt/(cash)	311.4	38.6	444.0	(5.5)	**788.5**

Associated US$ millions	US$	Peso	Yen	Others	**Total**
PLDT	1,598.6	(282.5)	72.4	(4.3)	**1,384.2**

(i) Includes restricted cash.

Details of changes in Head Office net debt are set out on page 32.

Analysis of Total Borrowings by Currency


4%
50%
46%

	US$ millions
Rupiah	542.8
US$	501.7
Peso	44.7
Total	**1,089.2**

PLDT carries U.S. dollar debt primarily because international vendors of telecommunications equipment quote prices and require payment in U.S. dollars. In addition, large funding requirements often cannot be satisfied in local currency due to inherent constraints within the financial markets in the Philippines. As a result, financing frequently needs to be sourced from the international capital market, principally in U.S. dollars. PLDT has actively hedged approximately 59.1 per cent of its U.S. dollar net borrowings. In addition, substantial revenues of PLDT are either denominated in, or linked to, the U.S. dollar. For example, PLDT's U.S. dollar denominated international inbound revenue accounted for approximately US$185.5 million or 8.4 per cent of PLDT's total revenues in 2005. In addition, under certain circumstances, PLDT is able to adjust the monthly recurring rates for its fixed line service by one per cent for every Peso 0.1 change in the U.S. dollar exchange rate.

Peso and Rupiah Closing Rates against the U.S. Dollars



Pesos
50
51
52
53
54
55
56
57
Rupiah
9,000
9,200
9,400
9,600
9,800
10,000
10,200
10,400
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Peso
Rupiah

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on U.S. dollar revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
PLDT	1,598.6	944.3	654.3	6.5	**1.0**
Indofood	151.7	–	151.7	1.5	**0.5**
Metro Pacific	0.3	–	0.3	–	**–**
Head Office[i]	159.4	–	159.4	–	**–**
Total	1,910.0	944.3	965.7	8.0	**1.5**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market value of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

Stock Market Indices



PCI
2,200
2,100
2,000
1,900
1,800
JCI
1,400
1,300
1,200
1,100
1,000
900
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Philippine Composite Index (PCI)
Jakarta Composite Index (JCI)

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index
At 31 December 2004	1,822.8	1,000.2
At 31 December 2005	2,096.0	1,162.6
Increase during 2005	15.0%	16.2%
At 31 March 2006	2,196.0	1,323.0
Increase over 2006 to 31 March 2006	4.8%	13.8%

In January 2005, a wholly owned Head Office subsidiary issued the zero coupon 5-year US$199 million Exchangeable Notes guaranteed by the Company. The holders of the Exchangeable Notes have the right to exchange the Exchangeable Notes to the underlying approximately 3.8% interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to the new accounting standard HKAS 39, the exchange option embedded in Exchangeable Notes is subject to mark-to-market fair value accounting which tracks to PLDT share price performance and generated a non-cash accounting loss of US$25.4 million in 2005. The increase of such option liability is economically hedged by a corresponding increase in the value of PLDT shares held by the Group generally and specifically the approximately 3.8% PLDT shares underlying the Exchangeable Notes. Such a natural hedge and the corresponding increase in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's Financial Statements under HKAS 28 as the Group's investments in and results of PLDT are equity accounted for.

As announced on 18 January 2006, the Group purchased an additional 1.3% in PLDT for US$74.1 million and will continue to acquire shares in PLDT to both economically hedge against the changes in option liability and to secure its strategic shareholding in PLDT.

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents[i]	**Net debt**
Head Office	300.4	49.3	(197.1)	**152.6**
Indofood	373.8	320.7	(98.8)	**595.7**
Metro Pacific	29.2	15.8	(4.8)	**40.2**
Total	703.4	385.8	(300.7)	**788.5**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt**
PLDT	1,400.2	550.3	(566.3)	**1,384.2**

(i) Includes restricted cash.

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group net profit effect**
Head Office	49.3	0.5	**0.5**
Indofood	320.7	3.2	**1.2**
Metro Pacific	15.8	0.2	**0.1**
PLDT	550.3	5.5	**0.9**
Total	936.1	9.4	**2.7**

Interest Rate Profile


65%
35%

	US$ millions
Fixed	703.4
Floating	385.8
Total	**1,089.2**

Share Price vs Adjusted NAV Per Share


HK$
5
4
3
2
1
0
4.21
3.00
1.66
0.96
Dec 01
Dec 02
Dec 03
Dec 04
Dec 05
Adjusted NAV per share
Share price

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

At 31 December US$ millions	Basis	2005	2004
PLDT	*(i)*	**1,491.5**	999.0
Indofood	*(i)*	**407.0**	378.6
Level Up	*(ii)*	**15.0**	–
Head Office – Net debt		**(152.6)**	(103.3)
– Derivative liability	*(iii)*	**(39.3)**	–
Total valuation	*(iv)*	**1,721.6**	1,274.3
Number of ordinary shares in issue (millions)		**3,188.8**	3,186.0
Value per share			
– U.S. dollar		**0.54**	0.40
– HK dollars		**4.21**	3.12
Company's closing share price (HK$)		**3.00**	2.08
Share price discount to HK$ value per share (%)		**28.7**	33.3

(i) Based on quoted share prices applied to the Group's economic interest.
(ii) Based on investment cost.
(iii) Represents the fair value of option element embedded in the Exchangeable Notes.
(iv) No value has been attributed to the Group's investment in Metro Pacific or Mobile-8.

Corporate Governance Report

Contents

Governance Framework

First Pacific is committed to building and maintaining high standards of corporate governance practices. First Pacific has adopted its own Code on Corporate Governance Practices (the "First Pacific Code"), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices ("CG Code") contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met all of the recommended best practices in the CG Code throughout the accounting period covered by the annual report, except for the following:–

1. The appointment of Independent Non-executive Directors ("INEDs") representing at least one-third of the board, currently only three out of twelve Directors are INEDs.
2. The disclosure of details of remuneration payable to members of senior management on an individual and named basis in the annual reports and accounts.
3. The announcement and publication of quarterly financial results within 45 days after the end of the relevant quarter.

First Pacific board considers that it functions effectively with the current 12-member board and will consider the appointment of additional INED as and when it is considered necessary. In addition, the Company does not issue quarterly financial results based on our judgment that we should emphasize the quality, rather than the frequency of disclosure of the financial information. Furthermore, we are concerned that quarterly reporting might lead investors and management to focus on short-term financial performance, possibly at the expense of longer term financial performance of the Company. The disclosure of details of remuneration payable to members of senior management on an individual and named basis would not provide, in our view, any pertinent information to the readers in assessing the performance of the Company.

Board of Directors

The Company is led and controlled through the Board of Directors which comprises 12 Directors and they are collectively responsible for promoting the success of the Company by directing and supervising the Company's affair. The Board of Directors has a balance of skill and experience appropriate for the requirements of the Group's businesses. At 31 December 2005, three of the Directors are Executive and nine of the Directors are Non-executive, of whom three are Independent. The Company has received annual confirmations of independence from Graham L. Pickles, Prof. Edward K. Y. Chen and David W. C. Tang and considers them to be independent. Non-executive Directors have the same duties of care and skill and fiduciary duties as Executive Directors. The biographies of the Directors, and of the senior executives, are set out on pages 6 to 11.

The Board of Directors usually meets formally at least four times a year to review operational performance and financial plans, monitors the implementation of strategy and any other significant matters that affect the operations of the Group, and approves matters specifically reserved to the Board of Directors for its decision. Dates of the regular board meetings are scheduled in the prior year (subject to amendment) to provide sufficient notice to Directors enabling them to attend. For special board meetings, reasonable notice will be given. Directors are consulted as to matters to be included in the agenda for regular board meetings. Directors have access to the advice and services of the Company Secretary to ensure that Board procedures, and all applicable rules and regulations, are followed. Adequate and appropriate information, in the form of agendas, board papers and related materials, are prepared and provided to the Directors prior to the scheduled dates for the Board meeting in a timely manner. Minutes of the Board, the Audit Committee, the Remuneration Committee, the Nomination Committee and other Board Committees are kept by the Company Secretary. Minutes are open for inspection at any reasonable time on reasonable notice by any Director.

Minutes of the Board meetings and Board Committee meetings have recorded in sufficient details the matters considered by the Board and the Committees, decisions reached, including any concerns raised by the Directors or dissenting views expressed. Draft and final versions of minutes of the Board are sent to all Directors for their comments and records respectively within a reasonable time after the meeting. The Executive Directors, led by the Managing Director and Chief Executive Officer, are responsible for the day-to-day management of the Company's operations. In addition, there are regular meetings with the senior management of subsidiary and associated companies, at which operating strategies and policies are formulated and communicated.

The Company has established a policy enabling all directors to seek independent professional advice in appropriate circumstances, at the Company's expense. The board will provide separate independent professional advice to directors to assist the relevant director or directors to discharge his/their duties to the Company as and when requested or necessary.

If a substantial shareholder or a Director has a conflict of interest in a matter to be considered by the Board which the Board has determined to be material, the matter shall not be dealt with by way of circulation or by a Committee (except an appropriate Board Committee set up for that purpose pursuant to a resolution passed in a Board meeting) but a Board meeting shall be held. Independent Non-executive Directors who, and whose associates, have no material interest in the transaction shall be present at such Board meeting.

Currently, Mr. Anthoni Salim is the chairman of the Company and Mr. Manuel V. Pangilinan is the chief executive officer of the Company. Accordingly, the roles of the chairman and chief executive officer of the Company are segregated and are not exercised by the same individual. The division of responsibilities between the chairman and the chief executive officer of the Company are set out in the First Pacific Code.

At the Company's 2005 Annual General Meeting, approval was obtained from shareholders for, inter alia, the re-election of all directors, including the non-executive directors, for a fixed term of not more than three years, commencing on the date of his re-election (being 9 June 2005) and ending on (1) the date of the Company's AGM to be held in 2008, or (2) on 8 June 2008, or (3) the date on which such non-executive Director retires by rotation pursuant to the FP Code and/or the Bye-laws, whichever is the earlier.

In accordance with the Company's Bye-laws, at each annual general meeting one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring Director shall be eligible for election.

As a decentralized organization in which local management have substantial autonomy to run and develop their businesses, the Group views well developed reporting systems and internal controls as essential. The Board of Directors plays a key role in the implementation and monitoring of internal financial controls. Their responsibilities include:

- Regular board meetings focusing on business strategy, operational issues and financial performance.
- Active participation on the Boards of subsidiary and associated companies.
- Approval of annual budgets for each operating company covering strategy, financial and business performance, key risks and opportunities.
- Monitoring the compliance with applicable laws and regulations, and also with corporate governance policies.
- Monitoring the quality, timeliness, and content of internal and external reporting.
- Monitoring risks and the effectiveness of internal controls.

During 2005, there were four board meetings and those Directors who attended are set out below.

	Number of meetings attended
Chairman	
Anthoni Salim	3/4
Executive Directors	
Manuel V. Pangilinan *(Managing Director and Chief Executive Officer)*	4/4
Edward A. Tortorici	4/4
Robert C. Nicholson	4/4
Non-executive Directors	
His Excellency Albert F. del Rosario	3/4
Benny S. Santoso	4/4
Sutanto Djuhar	0/4
Tedy Djuhar	4/4
Ibrahim Risjad	0/4
Independent Non-executive Directors	
Graham L. Pickles	4/4
Professor Edward K.Y. Chen *(GBS, CBE, JP)*	4/4
David W. C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	2/4

Audit Committee

The Audit Committee is currently composed of three Independent Non-executive Directors, with Mr. Graham L. Pickles, who possesses appropriate professional qualifications and experience in financial matters, acting as Chairman of the Audit Committee. This is in compliance with Rule 3.21 of the Listing Rules. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of the audit, such as Financial Statements and internal controls, to protect the interests of the Company and its shareholders. The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues.

The Audit Committee's written terms of reference, which describe its authority and duties, are regularly reviewed and updated by the Board of Directors. Reporting to the Board of Directors, the Audit Committee reviews matters within the purview of audit, such as Financial Statements and internal controls, to protect the interests of the Company's shareholders. The Audit Committee also performs an independent review of the interim and annual Financial Statements.

The Audit Committee meets regularly with the Company's external auditors to discuss the audit process and accounting issues, and reviews the effectiveness of internal controls and risk evaluation. Special meetings are also convened, where appropriate, to review significant financial or internal control issues. During 2005, there were four Audit Committee meetings and those Audit Committee members who attended are set out below.

	Number of meetings attended
Graham L. Pickles	4/4
Professor Edward K. Y. Chen *(GBS, CBE, JP)*	4/4
David W. C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	2/4

Remuneration Committee

The Remuneration Committee, which comprises Mr. Pangilinan (who also acts as the chairman of it), Prof. Edward Chen and Mr. David Tang, has specific written terms of reference which deal clearly with its authority and duties. The Terms of Reference of the Remuneration Committee have included the specific duties set out in Code Provisions B.1.3 (a) to (f) of the CG Code, with appropriate modifications where necessary.

The Remuneration Committee makes recommendations to the Board of Directors regarding the remuneration of the Executive Directors, senior executives and the fees and emoluments of Non-executive Directors based on advice from compensation and benefits consultants. No Director or any of his associates is involved in deciding his own remuneration. No meeting was held during the 2005 financial year.

Nomination Committee

The Nomination Committee, which comprises Mr. Anthoni Salim (who also acts as the chairman of it), Ambassador Albert del Rosario, Prof. Edward Chen, Mr. David Tang and Mr. Graham L. Pickles, has specific written terms of reference which deal clearly with its authority and duties. The Terms of Reference of the Nomination Committee have included the specific duties set out in paragraphs A.4.5 (a) to (d) of the CG Code, with appropriate modifications where necessary.

The committee performs the following duties:

- reviews the structure, size and composition (including the skills, knowledge and experience) of the Board of Directors on a regular basis and makes recommendations to the Board of Directors regarding any proposed changes;
- establishes recruitment, selection and nomination strategies to attract the right individuals to become Executive or Non-executive Directors; and
- makes recommendations to the Board of Directors on relevant matters relating to the appointment or re-appointment of Directors and succession of planning for Directors.

The selection of individuals to become Executive or Non-executive Directors are based on assessment of their professional qualifications and experience. No meeting was held during the 2005 financial year.

Independent Board Committee

Where there are matters involving connected or continuing connected transactions, so far as required under the Listing Rules, an Independent Board Committee, comprising wholly the Independent Non-executive Directors, will be established with specific written terms of reference which deal clearly with the Independent Board Committee's authority and duties and independent financial advisers will be appointed to provide advices to the Independent Board Committee. When appropriate, the Independent Board Committee will then advise shareholders on how to vote after considering advices (if any) from independent financial advisers.

Director's Service Contract

Mr. Edward A. Tortorici has a service contract with the Company expiring on 31 December 2007. Apart from that, no other Director has an unexpired service contract with the Company which is not determinable by the Company within one year without payment of compensation, other than statutory compensation.

Model Code for Securities Transactions

Having made specific enquiry, all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Financial Reporting

In order to enable the Directors to present a balanced, clear and comprehensible assessment of the Company's performance, position and prospects to its shareholders, financial reports with adequate information and explanations are prepared by the Company's management to the Board of Directors on a timely and regular basis.

Directors' Responsibility for the Financial Statements

The Companies Ordinance requires the Directors to prepare Financial Statements for each financial year that give a true and fair view of the Company's state of affairs as at the end of the financial year and of its profit or loss for the year then ended. In preparing the Financial Statements, the Directors are required to:

- select suitable accounting policies and apply them on a consistent basis, making judgments and estimates that are prudent, fair and reasonable;
- state the reasons for any significant departure from the relevant accounting standards; and
- prepare the Financial Statements on a going concern basis, unless it is not appropriate to presume that the Company will continue in business for the foreseeable future.

The Directors are responsible for keeping proper accounting records, for safeguarding the assets of the Company and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Voting by Poll

The Company's shareholders are adequately informed of the procedures for and their rights to demand voting by poll in shareholders' meetings at which their approvals are sought through disclosure in the Company's circulars.

At the 2005 AGM and SGM, the Chairman demanded a poll on all resolutions. The procedures for demanding a poll by the shareholders were incorporated in the respective circulars sent to the shareholders in the time stipulated. Computershare Hong Kong Investor Services Limited, the Company's Hong Kong Branch Registrar, was engaged as scrutineer to ensure the votes were properly counted.

Remuneration Policy

Details of Directors' remuneration for the year are set out in Note 36(A) to the Financial Statements. The remuneration of senior executives, including Directors, consists of the following:

Salary and Benefits

Salary reflects an executive's experience, responsibility and market value. Increases are based on effective management of the Company and on increased responsibility. Benefits principally comprise housing allowance, educational support and health care, and are consistent with those provided by comparable companies.

Bonus and Long-term Incentives

Bonuses are based on the achievement of individual performance targets, and do not necessarily correlate with annual profit movements. Long-term incentives comprise monetary payments and/or share options that link reward to the achievement of pre-determined objectives. The value of the long-term incentive offered to each executive is related to job grade and contribution to the management of the business.

Fees

It is the Company's policy that it pays no fees to the Company's Executive Directors.

Pension Contributions

The Company operates a defined contribution scheme, in respect of which contributions are determined on the basis of basic salaries and length of service.

Share Options

Share options are granted to certain Directors and senior executives as part of the long-term incentive arrangements. Details of the Company's share options granted to Directors and senior executives are set out in Note 36D(a) to the Financial Statements.

Communications with Shareholders

First Pacific encourages an active and open dialogue with all of its shareholders; private and institutional, large and small. The Directors acknowledges that its role is to represent and promote the interests of shareholders and that its members are accountable to shareholders for the performance and activities of the Company. As such First Pacific is always responsive to the views and requests of its shareholders.

The formal channels of communicating with shareholders are the annual and interim reports, press releases, published announcements, shareholders' circulars and the AGM. The annual and interim reports seek to communicate, both to shareholders and the wider investment community, developments in the Company's businesses. In addition, the annual report sets out strategic goals for the coming year and management's performance against predetermined objectives are reported and assessed. All of these initiatives are designed to better inform shareholders and potential investors about the Company's activities and strategic direction.

The AGM is the principal forum for formal dialogue with shareholders, where the Board is available to answer questions about specific resolutions being proposed at the meeting and also about the Group in general. In addition, where appropriate, the Company convenes Special General Meetings to approve transactions in accordance with the Listing Rules and the Company's corporate governance procedures. These provide further opportunities for shareholders to comment and vote on specific transactions.

At the 2005 AGM, a separate resolution was proposed by the Chairman in respect of each separate issue, including the re-election of Directors.

In order to promote effective communication, the Company also maintains a website (www.firstpacco.com) which includes past and present information relating to the Group and its businesses.

Connected and Continuing Connected Transactions

The Company disclosed in its 2004 Annual Report that after a comprehensive Group wide review designed to elicit detailed information in relation to all connected or potentially connected transactions under the Listing Rules involving the Company or its subsidiary companies, it had identified four series of continuing connected transactions entered into by Indofood, a 51.5% subsidiary of the Company, and Indofood's subsidiaries, during the financial year ended 31 December 2004. Subsequently, the Company published a paid announcement dated 26 April 2005 disclosing details of those transactions.

In respect of the financial year ended 31 December 2005, the Company identified that Indofood and its subsidiaries are party to the same four series of continuing connected transactions (the "Transactions") with different respective estimated aggregate values. Based on the estimated maximum aggregate values of each Transaction and applying the percentage ratios (other than the profits ratio) as required by the Listing Rules, the Company has determined that the Transactions referred to above are required to be disclosed to the SEHK and the Company's shareholders in accordance with the requirements of Chapter 14A of the Listing Rules. The Company published paid announcements dated 13 September 2005 and 18 January 2006 disclosing further information of those Transactions.

The Directors (including the Independent Non-executive Directors) considered that the terms of each of the Transactions for the financial year ended 31 December 2005 are fair and reasonable and that they are in the best interests of the Company, Indofood and their respective shareholders.

Details of those continuing connected transactions required to be specified by Rule 14A.45 of the Listing Rules are set out below:

A. Transactions relating to the Noodle Business of the Indofood Group

Parties to the agreement/ arrangement					
Name of entity of the group	**Name of connected party and relationship between the parties**	**Nature of agreement/ arrangement**	**Period covered by the agreement/ arrangement From**	**To**	**Transaction amount for the year ended 31 December 2005 (US$ millions)**
PT Indofood Sukses Makmur Tbk (ISM) - Food Ingredients Division (ISM - FID)	De United Food Industries Ltd. (DUFIL), an associate of the Salim Family	Sales and supply of noodle seasonings from ISM - FID to DUFIL	1 April 2005	31 March 2008	8.2
PT Ciptakemas Abadi (CKA)	DUFIL, an associate of the Salim Family	Sales and supply of packaging materials from CKA to DUFIL for the production of instant noodles	Agreement executed on 1 April 2005, Addendum executed on 3 October 2005	2 October 2008	3.3
ISM	DUFIL, an associate of the Salim Family	Trademark licensing for the non-exclusive use by DUFIL of the "Indomie" trademark owned by ISM in the Nigerian market and provision of related technical services in connection with DUFIL's instant noodle manufacturing operations in Nigeria	Agreement executed on 1 November 2002 and became effective on 30 November 2002	29 November 2006	1.6
ISM – FID	Pinehill Arabian Food Ltd. (Pinehill), an associate of the Salim Family	Sales and supply of noodle seasonings from ISM – FID to Pinehill	1 April 2005	31 March 2008	8.1
CKA	Pinehill, an associate of the Salim Family	Sales and supply of packaging materials from CKA to Pinehill for the production of instant noodles	1 April 2005	31 March 2008	2.2
ISM	Pinehill, an associate of the Salim Family	Trademark licensing for the exclusive use by Pinehill of the "Indomie" and "Supermi" trademarks owned by ISM in the Saudi Arabian and Middle East markets	1 February 1995	31 December 2005, automatically renewed for 5 years from 1 January 2006	0.5
PIPS	Pinehill, an associate of the Salim Family	Technical services agreement whereby PIPS provides technical assistance to Pinehill in connection with the latter's instant noodle manufacturing operations in Saudi Arabia and the Middle East	1 February 1995 (as amended on 25 August 2005)	31 December 2005, automatically renewed for 5 years from 1 January 2006	1.0
Aggregate transaction amount					24.9

B. Transactions relating to the Flour Business of the Indofood Group

Parties to the agreement/ arrangement: Name of entity of the group	Parties to the agreement/ arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/ arrangement: From	Period covered by the agreement/ arrangement: To	Transaction amount for the year ended 31 December 2005 (US$ millions)
CKA	PT Prima Aneka Berjaya (PAB), an associate of the Salim Family	Sales and supply of flexible packaging materials from CKA to PAB for the manufacture of biscuit products	1 April 2005	31 March 2006 (terminated on 31 August 2005)	0.2
ISM - Bogasari Flour Mills Division (ISM Bogasari)	PAB, an associate of the Salim Family	Sales and supply of flour from ISM Bogasari to PAB for the production of biscuit products	1 April 2005	1 April 2006 (terminated on 31 August 2005)	0.3
PT Intiboga Sejahtera (IBS)	PAB, an associate of the Salim Family	Sales and supply of margarine and shortenings from IBS to PAB for the manufacture of biscuit products	1 April 2005	31 March 2006 (terminated on 31 August 2005)	0.1
PT Salim Ivomas Pratama and its subsidiary companies (SIMP)	PAB, an associate of the Salim Family	Sales and supply of cooking oil from SIMP to PAB for the manufacture of biscuit products	1 April 2005	31 March 2006 (terminated on 31 August 2005)	0.0
PT Gizindo Prima Nusantara (GPN)	PAB, an associate of the Salim Family	Production of baby biscuits by PAB under the GPN brand name for the distribution to trade outlets in Indonesia	1 January 2005	31 December 2005 (terminated on 31 August 2005)	0.2
PT ISM Food Ingredients Division (FID)	PAB, an associate of the Salim Family	Supply of powder and ingredients from FID to PAB for the manufacture of biscuits	1 January 2005	31 December 2005 (terminated on 31 August 2005)	0.0
PT Inti Abadi Kemasindo (IAK)	PT Tarumatex ("Tarumatex"), an associate of the Salim Family	Sales and supply of grey fabric from Tarumatex to IAK for the production of calico bags	1 April 2005	31 July 2005	0.7
ISM Bogasari – Surabaya	Tarumatex, an associate of the Salim Family	Sales and supply of calico bags from Tarurmatex to ISM Bogasari. The calico bags are used for storing the flour produced by Bogasari	1 April 2005	31 July 2005	0.7
Aggregate transaction amount					2.2

C. Transactions relating to the Distribution Business of the Indofood Group

Parties to the agreement/ arrangement: Name of entity of the group	Parties to the agreement/ arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/ arrangement: From	Period covered by the agreement/ arrangement: To	Transaction amount for the year ended 31 December 2005 (US$ millions)
PT Indomarco Adi Prima (IAP)	PAB, an associate of the Salim Family	Distribution of PAB's biscuit products by IAP	1 April 2005	31 March 2007 (terminated on 8 September 2005)	3.1
IAP	PT Lion Superindo ("LS"), an associate of the Salim Family	IAP distributes various consumer products to LS	1 April 2005	1 April 2006, automatically renewed for 1 year from 2 April 2006	4.6
IAP	PT Buana Distrindo ("BD"), an associate of the Salim Family	As a sub-distributor of BD, IAP purchases Pepsicola and tea beverage products for sale in trade outlets in Indonesia	1 January 2005	1 December 2005, automatically renewed for 1 year from 1 January 2006	3.8
Aggregate transaction amount					11.5

D. Transactions relating to the Continuing Financing Arrangements

Parties to the agreement/ arrangement: Name of entity of the group	Parties to the agreement/ arrangement: Name of connected party and relationship between the parties	Nature of agreement/ arrangement	Period covered by the agreement/ arrangement: From	Period covered by the agreement/ arrangement: To	Transaction amount for the year ended 31 December 2005 (US$ millions)
ISM	PAB, an associate of the Salim Family	Financing to PAB – Short-term (1 year) – Long-term (2 years)	30 December 2004 30 December 2004	30 December 2005 30 December 2006	—* —*
Aggregate transaction amount					—

* All outstanding balances have been fully settled.

Each of the above continuing connected transactions has been subject to annual review by the Independent Non-executive Directors of the Company pursuant to Rule 14A.37 of the Listing Rules and confirmation of the auditors of the Company pursuant to Rule 14A.38 of the Listing Rules.

In respect of the financial year ended 31 December 2005, the Independent Non-executive Directors of the Company have concluded that each continuing connected transaction has been entered into:

- in the ordinary and usual course of business of the Company except for the Continuing Financing Arrangement referred to in D above (all outstanding balances have been fully settled in 2005);
- either on normal commercial terms or, in those instances where there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to Indofood than terms available to or from (as appropriate) independent third parties;
- in accordance with the relevant agreement governing them, or the relevant written memorandum recording their terms, subject to the limited number of exceptions set out below, as referred to in the letter from Ernst & Young referred to below; and
- on terms that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

Ernst & Young has provided a letter to the Board (with a copy to HKSE) confirming that, subject to a limited number of exceptions which have been drawn to the attention of the Board, the continuing connected transactions have been carried out in the manner stated in Rule 14A.38 of the Listing Rules. The limited exceptions contained in Ernst & Young's letter include (i) certain connected party's late settlement of invoices; (ii) Indofood divisions or units' late delivery of goods; (iii) failure of IAP to provide a bank guarantee under certain distribution agreements; and (iv) late payment of interest on loans advanced to PAB by Indofood in respect of the Continuing Financing Arrangements.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Company and reviewing its effectiveness through the Audit Committee. Management is primarily responsible for the design, implementation, and maintenance of internal controls as well as the review of the relevant financial, operational and compliance controls and risk management procedures, while the Board of Directors and its audit committee oversees the actions of Management and monitor the effectiveness of the systems of internal controls.

Statutory Reports, Financial Statements and Notes

Contents

Report of the Directors

The Directors present their report and the audited financial statements of First Pacific Company Limited (the Company) and its subsidiary companies (together the Group) (the Financial Statements) for the year ended 31 December 2005.

Principal Business Activities and Geographical Markets Analysis of Operations

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to telecommunications, consumer food products, property and transportation. There were no significant changes in the nature of the Group's principal business activities during the year.

An analysis of the Group's turnover and segmental information for the year, by principal business activity and principal geographical market, is set out in Note 4 to the Financial Statements, and a summary of its principal investments is set out on the inside back cover.

Incorporation

The Company was incorporated on 25 May 1988 in Bermuda with limited liability.

Share Capital and Share Options

There were no movements in the Company's authorized share capital during the year. Details of movements in the Company's share capital, share options issued by the Group during the year, together with the reasons therefor, are set out in Notes 29 and 36(D) to the Financial Statements.

Reserves

Details of movements in the reserves of the Group and the Company during the year are set out in the Financial Statements on pages 59 to 61.

Purchase, Sale or Redemption of Listed Securities of the Company

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the year.

Results and Appropriations

The consolidated results of the Group for the year ended 31 December 2005 and the state of affairs of the Company and the Group at that date are set out in the Financial Statements on pages 55 to 116.

An interim dividend of U.S. 0.13 cent (2004: Nil) per ordinary share, totaling US$4.1 million (2004: Nil), was paid on 24 October 2005. The Directors recommend the payment of a final dividend of U.S. 0.26 cent (2004: Nil) per ordinary share, totaling US$8.2 million (2004: Nil).

Charitable Contributions

The Group made charitable contributions totaling US$3.4 million in 2005 (2004: US$2.0 million).

Property and Equipment

Details of movements in the Group's property and equipment during the year are provided in Note 12 to the Financial Statements.

Borrowings

Particulars of the borrowings of the Group are provided in Note 26 to the Financial Statements.

Distributable Reserves

At 31 December 2005, the Company's reserves available for distribution, calculated in accordance with the provisions of the Companies Act 1981 of Bermuda (as amended) amounted to US$418.9 million (2004 restated: US$72.2 million). The Company's share premium account, in the amount of US$959.1 million (2004: US$958.2 million), may be distributed in the form of fully-paid bonus shares.

Pre-emptive Rights

There are no provision for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro rata basis to existing shareholders.

Directors

The names of the Directors of the Company who held office at 31 December 2005 are set out on pages 6 to 9. Details of a Director's service contract are provided in the Corporate Governance Report on page 42, and the remuneration policy and other details are provided in the Corporate Governance Report on page 43 and Note 36(A) to the Financial Statements, respectively.

Interests of Directors in the Company and its Associated Corporations

At 31 December 2005, the following Directors were interested, or were deemed to be interested in the following long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK:

(A) Long positions in shares in the Company

Name		Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary shares options
Sutanto Djuhar	30.0 per cent interest			
Tedy Djuhar	10.0 per cent interest			
Ibrahim Risjad	10.0 per cent interest			
Anthoni Salim	10.0 per cent interest all via			
	First Pacific Investments Limited(i)	790,229,364(C)	24.78	–
Anthoni Salim	33.3 per cent interest via			
	First Pacific Investments (BVI) Limited(ii)	628,296,599(C)	19.70	–
Manuel V. Pangilinan		6,026,759(P)	0.19	31,800,000
Edward A. Tortorici		13,132,129(P)	0.41	31,800,000
Robert C. Nicholson		–	–	24,500,000
His Excellency Albert F. del Rosario		–	–	2,840,000
Benny S. Santoso		–	–	2,840,000
Graham L. Pickles		–	–	2,840,000
Edward K.Y. Chen *(GBS, CBE, JP)*		–	–	2,840,000

(C) = Corporate interest, (P) = Personal interest

(i) Soedono Salim, the former Chairman of the Company, and Sudwikatmono, a former Non-executive Director of the Company, respectively own 30.0 per cent and 10.0 per cent interests in First Pacific Investments Limited.

(ii) Soedono Salim, the former Chairman of the Company, owns a 33.3 per cent interest in First Pacific Investments (BVI) Limited.

(B) Long positions in shares in associated corporations

- Manuel V. Pangilinan owned 15,048,064 common shares(P) in Metro Pacific, 190,812 common shares(P) in PLDT and 360 preferred shares(P) in PLDT as beneficial owner and a further 15,417 common shares in PLDT as nominee for another person, as well as 3,500,000 common shares(P) in Pilipino Telephone Corporation.

- Edward A. Tortorici owned 16,741,348 common shares(P) in Metro Pacific and 104,874 common shares(P) in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares(C) in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(P) in Indofood.
- Anthoni Salim owned 632,370 ordinary shares(P) in Indofood.
- Albert F. del Rosario owned 95,025 common shares(P) in PLDT, 1,560 preferred shares(P) in PLDT, 32,231,970 preferred shares(P) in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares(P) in PMH as beneficial owner, 100 common shares(P) in Negros Navigation Company, Inc., 4,922 common shares(P) in Costa de Madera Corporation, 19,999 common shares(P) in FPD Savills Consultancy Philippines, Inc. as beneficial owner and one common share in FPD Savills Consultancy Philippines, Inc. as beneficiary of certain trusts, 15,000 common shares(P) in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

Other than as disclosed, at 31 December 2005, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 31 December 2005, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital.

(A) First Pacific Investments Limited (FPIL-Liberia), which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 31 December 2005, representing approximately 24.78 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim), three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), the former Chairman (Soedono Salim) and a former Non-executive Director (Sudwikatmono) of the Company, in the proportion specified in the table on page 51 and in note (i) to the table. Each of these persons is taken to be interested in the shares owned by FPIL-Liberia.

(B) First Pacific Investments (BVI) Limited (FPIL-BVI), which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 31 December 2005, representing approximately 19.70 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman, and Soedono Salim, the former Chairman of the Company, each beneficially owns one-third or more of the issued share capital of FPIL-BVI and, accordingly, each of them is taken to be interested in the shares owned by FPIL-BVI.

(C) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 382,993,147 ordinary shares of the Company in December 2005, representing approximately 12.01 per cent of the Company's issued share capital. At 31 December 2005, the Company has not received any other notification from Brandes of any change to such holding.

(D) Marathon Asset Management Limited (Marathon), a U.K. company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.42 per cent of the Company's issued share capital. As at 31 December 2005, the Company has not received any other notification from Marathon of any change to such holding.

Other than as disclosed, the Directors and chief executive of the Company are not aware of any person at 31 December 2005 who had an interest or short position in the shares or underlying shares of equity derivatives of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Subsequently on 30 March 2006, Deutsche Bank Aktiengesellschaft notified the Company that it held 176,524,000 ordinary shares of the Company (long position), representing approximately 5.54 per cent of the Company's issued share capital, as well as 14,571,000 ordinary shares of the Company (short position), representing approximately 0.46 per cent of the Company's issued share capital.

Contracts of Significance

Except for the continuing connected transactions set out in the Corporate Governance Report on pages 44 to 48, there were no contracts of significance in relation to the Company's business to which the Company or its subsidiary companies were parties, and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

None of the Directors had any direct or indirect interest in any assets which have been acquired, disposed of by, or leased to, or are proposed to be acquired or disposed of by, or leased to the Company or any of its subsidiary companies at the end of the year or at any time during the year.

Directors' rights to Acquire Shares or Debentures

Apart from as disclosed under the heading "Interests of Directors in the Company and its Associated Corporations" above and "Share Options" in Note 36(D) to the Financial Statements, at no time during the year was the Company or any of its subsidiary companies a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors of the Company or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the year.

Summary Financial Information

A summary of the published results, assets, liabilities and minority interest, and various information and financial ratios of the Company and the Group for the last ten financial years, as extracted from the audited Financial Statements and restated/reclassified as appropriate, is set out on page 120. This summary does not form part of the audited Financial Statements.

Major Customers and Suppliers

In 2005, sales to the Group's five largest customers, and purchases from the Group's five largest suppliers, respectively accounted for less than 30 per cent of total sales and total purchases for the year.

Continuing Connected Transactions

Continuing connected transactions required to be disclosed in accordance with Chapter 14A of the Listing Rules, are disclosed in the Corporate Governance Report on pages 44 to 48.

Sufficiency of Public Float

Based on information that is publicly available to the Company and within the knowledge of the Directors, at least 25% of the Company's total issued share capital was held by the public at both 31 December 2005 and the date of this report.

Directors' and Officers' Liability Insurance

During the year, the Company has maintained appropriate Directors and Officers' liability insurance for all Directors and officers of the Company and its related companies, save in those instances where individual companies have maintained their own coverage.

Employment Policy

The Company has a policy of non-discrimination in respect of the age, religion, gender, race, disability or marital status of employees and prospective employees. This ensures that individuals are treated equally, given their skills and abilities, in terms of career development and opportunities for advancement.

Subsequent Events

Details of the significant subsequent events of the Group are set out in Note 39 to the Financial Statements.

Auditors

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming AGM.

On behalf of the Board of Directors

Nancy L.M. Li
Company Secretary

Hong Kong
31 March 2006

ERNST & YOUNG
安永會計師事務所

Report of the Auditors

TO THE SHAREHOLDERS OF **FIRST PACIFIC COMPANY LIMITED**
(Incorporated in Bermuda with limited liability)

We have audited the Financial Statements on pages 55 to 116 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective Responsibilities of Directors and Auditors

The Company's Directors are responsible for the preparation of Financial Statements which give a true and fair view. In preparing Financial Statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those Financial Statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act 1981, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the Financial Statements. It also includes an assessment of the significant estimates and judgments made by the Directors in the preparation of the Financial Statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the Financial Statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the Financial Statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

ERNST & YOUNG
Certified Public Accountants

Hong Kong
31 March 2006

Consolidated Profit and Loss Statement

For the year ended 31 December US$ millions	Notes	2005	2004 (Restated)[i]
Turnover	4	**1,986.1**	2,054.6
Cost of sales		**(1,511.7)**	(1,536.1)
Gross Profit		**474.4**	518.5
(Loss)/gain on dilutions and divestments, net		**(6.3)**	8.0
Distribution costs		**(175.0)**	(172.2)
Administrative expenses		**(128.3)**	(126.7)
Other operating expenses, net		**(29.8)**	(20.3)
Net borrowing costs	5	**(107.3)**	(111.9)
Share of profits less losses of associated companies		**137.7**	85.9
Profit Before Taxation	6	**165.4**	181.3
Taxation	7	**(26.6)**	(31.9)
Profit for the Year from Continuing Operations		**138.8**	149.4
Profit for the year from a discontinued operation	8	**-**	18.8
Profit for the Year		**138.8**	168.2
Attributable to:			
Equity holders of the parent	9	**103.0**	123.9
Minority interest		**35.8**	44.3
		138.8	168.2
Ordinary Share Dividends	10		
Interim – U.S. 0.13 cent (2004: Nil) per share		**4.1**	–
Proposed final – U.S. 0.26 cent (2004: Nil) per share		**8.2**	–
Total		**12.3**	–
Earnings per Share Attributable to Equity Holders of the Parent (U.S. cents)	11		
Basic			
– For profit from continuing operations		**3.23**	3.30
– For profit from a discontinued operation		**-**	0.59
– For profit for the year		**3.23**	3.89
Diluted			
– For profit from continuing operations		**3.17**	N/A
– For profit from a discontinued operation		**-**	N/A
– For profit for the year		**3.17**	N/A

N/A: Not applicable

(i) Refer to Note 2(B).

The Notes on pages 64 to 116 form an integral part of the Financial Statements.

Consolidated Balance Sheet

At 31 December US$ millions	Notes	2005	2004 (Restated)(i)
Non-current Assets			
Property and equipment	12	**622.9**	647.4
Plantations	13	**169.0**	147.4
Associated companies	15	**381.7**	168.9
Accounts receivable, other receivables and prepayments	16	**11.7**	9.2
Goodwill	17	**32.7**	36.5
Prepaid land premiums	18	**34.5**	41.0
Available-for-sale assets/long-term investments	19	**2.7**	11.5
Deferred tax assets	20	**15.4**	5.8
Restricted cash	33(G)	**–**	4.7
Other non-current assets	21	**130.8**	242.4
		1,401.4	1,314.8
Current Assets			
Cash and cash equivalents	22	**296.0**	186.6
Restricted cash	33(G)	**4.7**	4.5
Available-for-sale assets/short-term investments	19	**52.4**	21.4
Accounts receivable, other receivables and prepayments	16	**286.7**	360.0
Inventories	23	**303.0**	281.4
Non-current assets held for sale	24	**2.9**	–
		945.7	853.9
Current Liabilities			
Accounts payable, other payables and accruals	25	**278.6**	264.3
Short-term borrowings	26	**345.0**	288.9
Provision for taxation	27	**11.2**	26.2
Current portion of deferred liabilities and provisions	28	**15.3**	18.1
		650.1	597.5
Net Current Assets		**295.6**	256.4
Total Assets Less Current Liabilities		**1,697.0**	1,571.2

Consolidated Balance Sheet (cont'd)

At 31 December US$ millions	Notes	2005	2004 (Restated)[i]
Equity			
Issued share capital	29	**31.9**	31.9
Other reserves	30	**927.9**	902.8
Accumulated losses		**(577.0)**	(707.3)
Equity attributable to equity holders of the parent		**382.8**	227.4
Minority interest	31	**323.9**	363.7
Total Equity		**706.7**	591.1
Non-current Liabilities			
Long-term borrowings	26	**744.2**	761.2
Deferred liabilities and provisions	28	**92.7**	107.1
Deferred tax liabilities	20	**114.1**	111.8
Derivative liability	32	**39.3**	–
		990.3	980.1
		1,697.0	1,571.2

(i) Refer to Note 2(B).

The Notes on pages 64 to 116 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

31 March 2006

Company Balance Sheet

At 31 December US$ millions	Notes	2005	2004 (Restated)[i]
Non-current Assets			
Subsidiary companies	14	**746.8**	694.2
Amounts due from subsidiary companies	14(A)	**1,534.8**	1,169.9
		2,281.6	1,864.1
Current Assets			
Cash and cash equivalents	22	**189.2**	27.0
Other receivables and prepayments		**0.4**	–
		189.6	27.0
Current Liabilities			
Payables and accruals		**5.3**	8.7
Net Current Assets		**184.3**	18.3
Total Assets Less Current Liabilities		**2,465.9**	1,882.4
Equity			
Issued share capital	29	**31.9**	31.9
Other reserves		**1,142.2**	1,136.4
Retained profits/(accumulated losses)		**245.1**	(101.6)
Equity attributable to equity holders of the parent		**1,419.2**	1,066.7
Non-current Liabilities			
Amounts due to subsidiary companies	14(B)	**1,046.7**	815.7
		1,046.7	815.7
		2,465.9	1,882.4

(i) Refer to Note 2(B).

The Notes on pages 64 to 116 form an integral part of the Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

EDWARD A. TORTORICI
Executive Director

31 March 2006

Consolidated Statement of Changes in Equity

US$ millions	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains on cash flow hedges	Exchange reserve	Accumulated losses	Total	Minority interest	Total equity
	Equity attributable to equity holders of the parent									
Balance at 1 January 2004										
As previously reported	31.9	958.2	–	–	–	(3.4)	(935.6)	51.1	376.7	427.8
Prior year adjustments	–	–	–	–	–	–	(61.0)	(61.0)	(1.1)	(62.1)
As restated	31.9	958.2	–	–	–	(3.4)	(996.6)	(9.9)	375.6	365.7
Changes in equity for 2004:										
Exchange differences on translating foreign operations	–	–	–	–	–	(23.2)	–	(23.2)	(31.9)	(55.1)
Net expense recognized directly in equity	–	–	–	–	–	(23.2)	–	(23.2)	(31.9)	(55.1)
Net profit for the year, as restated	–	–	–	–	–	–	123.9	123.9	44.3	168.2
Total recognized income and expense for the year	–	–	–	–	–	(23.2)	123.9	100.7	12.4	113.1
Dilution and disposal of interests in subsidiary and associated companies	–	–	–	–	–	(33.2)	165.4	132.2	–	132.2
Acquisition of subsidiary companies	–	–	–	–	–	–	–	–	7.7	7.7
Change in attributable interests	–	–	–	–	–	–	–	–	(5.5)	(5.5)
Dividends paid to minority shareholders	–	–	–	–	–	–	–	–	(26.5)	(26.5)
Equity-settled share option arrangements	–	–	4.4	–	–	–	–	4.4	–	4.4
Balance at 31 December 2004 (Restated)[i]	31.9	958.2	4.4	–	–	(59.8)	(707.3)	227.4	363.7	591.1

Consolidated Statement of Changes in Equity (cont'd)

	Equity attributable to equity holders of the parent									
US$ millions	Issued share capital	Share premium	Share options issued	Unrealized gains on available-for-sale assets	Unrealized gains on cash flow hedges	Exchange reserve	Accumulated losses	Total	Minority interest	**Total equity**
Balance at 31 December 2004										
As previously reported	31.9	958.2	–	–	–	(59.8)	(635.7)	294.6	365.1	**659.7**
Prior year adjustments	–	–	4.4	–	–	–	(71.6)	(67.2)	(1.4)	**(68.6)**
As restated[i]	31.9	958.2	4.4	–	–	(59.8)	(707.3)	227.4	363.7	**591.1**
Adjustments for adoption of HKAS 39[i]	–	–	–	1.7	–	–	32.1	33.8	–	**33.8**
Balance at 1 January 2005, *as restated*	31.9	958.2	4.4	1.7	–	(59.8)	(675.2)	261.2	363.7	**624.9**
Changes in equity for 2005:										
Exchange differences on translating foreign operations	–	–	–	–	–	9.7	–	9.7	(17.8)	**(8.1)**
Unrealized gains on available-for-sale assets	–	–	–	4.7	–	–	–	4.7	3.7	**8.4**
Unrealized gains on cash flow hedges	–	–	–	–	4.0	–	–	4.0	–	**4.0**
Acquisition of minority interest	–	–	–	–	–	–	(0.7)	(0.7)	(23.3)	**(24.0)**
Net income and expense recognized directly in equity	–	–	–	4.7	4.0	9.7	(0.7)	17.7	(37.4)	**(19.7)**
Net profit for the year	–	–	–	–	–	–	103.0	103.0	35.8	**138.8**
Total recognized income and expense for the year	–	–	–	4.7	4.0	9.7	102.3	120.7	(1.6)	**119.1**
Dilution of interest in an associated company	–	–	–	–	–	(0.8)	–	(0.8)	–	**(0.8)**
Acquisition of subsidiary companies	–	–	–	–	–	–	–	–	0.8	**0.8**
Change in attributable interests	–	–	–	–	–	–	–	–	(9.2)	**(9.2)**
Dividend paid to minority shareholders	–	–	–	–	–	–	–	–	(29.8)	**(29.8)**
Issue of shares upon the exercise of share options	–	0.9	(0.3)	–	–	–	–	0.6	–	**0.6**
Equity-settled share option arrangements	–	–	5.2	–	–	–	–	5.2	–	**5.2**
Interim dividend	–	–	–	–	–	–	(4.1)	(4.1)	–	**(4.1)**
Balance at 31 December 2005	**31.9**	**959.1**	**9.3**	**6.4**	**4.0**	**(50.9)**	**(577.0)**	**382.8**	**323.9**	**706.7**

(i) Refer to Note 2(B).

The Notes on pages 64 to 116 form an integral part of the Financial Statements.

Company Statement of Changes in Equity

US$ millions	Issued share capital	Share premium	Share options issued	Contributed surplus	Retained profits/ (Accumulated losses)	Total
Balance at 1 January 2004	31.9	958.2	–	173.8	(231.9)	932.0
Net profit for the year, as restated	–	–	–	–	130.3	130.3
Equity–settled share option arrangements	–	–	4.4	–	–	4.4
Balance at 31 December 2004 (Restated)[i]	31.9	958.2	4.4	173.8	(101.6)	1,066.7
Balance at 31 December 2004						
As previously reported	31.9	958.2	–	173.8	(97.2)	**1,066.7**
Prior year adjustments	–	–	4.4	–	(4.4)	**–**
As restated[i]	31.9	958.2	4.4	173.8	(101.6)	**1,066.7**
Net profit for the year	–	–	–	–	350.8	**350.8**
Issue of shares upon the exercise of share options	–	0.9	(0.3)	–	–	**0.6**
Equity–settled share option arrangements	–	–	5.2	–	–	**5.2**
Interim dividend	–	–	–	–	(4.1)	**(4.1)**
Balance at 31 December 2005	**31.9**	**959.1**	**9.3**	**173.8**	**245.1**	**1,419.2**

(i) Refer to Note 2(B).

The Notes on pages 64 to 116 form an integral part of the Financial Statements.

Consolidated Cash Flow Statement

For the year ended 31 December US$ millions	Notes	2005	2004 (Restated)[i]
Profit Before Taxation			
From continuing operations		**165.4**	181.3
From a discontinued operation		**-**	18.8
Adjustments for:			
Interest expenses		**115.2**	126.6
Depreciation		**62.6**	53.1
Foreign exchange and derivative losses, net		**42.0**	33.4
Loss on dilution of interests in a subsidiary and an associated company		**6.3**	3.0
Equity–settled share option expense		**5.2**	4.4
Recognition of prepaid land premiums		**4.2**	2.2
Loss/(gain) on sale of property and equipment		**0.7**	(1.8)
Amortization of goodwill		**-**	1.5
Gain on disposal of a discontinued operation		**-**	(17.1)
Gain on divestments, net		**-**	(11.0)
Share of profits less losses of associated companies			
From continuing operations		**(137.7)**	(85.9)
From a discontinued operation		**-**	(1.7)
(Increase)/decrease in other non–current assets		**(16.6)**	24.5
Gain on changes in fair value of plantations		**(12.3)**	(1.7)
Interest income		**(7.9)**	(14.7)
Payments in respect of deferred liabilities and provisions		**-**	(17.5)
Dividend income from available–for–sale assets/investments		**(1.0)**	–
Others		**(26.3)**	(5.9)
Operating profit before working capital changes		**199.8**	291.5
Increase/(decrease) in accounts payable, other payables and accruals		**49.0**	(48.0)
Decrease in accounts receivable, other receivables and prepayments		**18.8**	29.6
Decrease in pledged deposits		**-**	1.9
Increase in inventories		**(41.0)**	(1.9)
Net cash generated from operations[ii]		**226.6**	273.1
Interest received		**7.6**	14.8
Interest paid		**(101.6)**	(120.8)
Tax paid		**(42.4)**	(41.5)
Net Cash Inflow from Operating Activities		**90.2**	125.6

Consolidated Cash Flow Statement (cont'd)

For the year ended 31 December US$ millions	Notes	**2005**	2004 (Restated)[i]
Proceeds from termination of derivative transactions		**96.3**	–
Dividend received from an associated company		**38.9**	–
Compensation received in connection with the establishment of a joint venture		**13.3**	–
Sale of property and equipment		**7.1**	7.9
Divestments of subsidiary companies		**–**	9.1
Increased investments in associated companies	33(A)	**(57.3)**	–
Purchase of property and equipment		**(54.9)**	(109.1)
(Acquisitions)/sale of available-for-sale assets/short-term investments		**(20.4)**	39.9
Acquisition of associated companies	33(B)	**(17.6)**	–
Deposits for acquisition and increased investments in subsidiary companies	33(C)	**(14.9)**	(39.1)
Acquisition of subsidiary companies	33(D)	**(6.2)**	(25.6)
Acquisition of convertible bonds	33(E)	**(5.2)**	–
Increased investments in subsidiary companies	33(F)	**(4.9)**	(16.9)
Loans (to)/repaid by associated companies		**(1.4)**	0.5
From continuing operations		**(27.2)**	(133.3)
From a discontinued operation		**–**	15.0
Net Cash Outflow from Investing Activities		**(27.2)**	(118.3)
Proceeds of new borrowings		**601.0**	255.9
Issue of shares upon the exercise of share options		**0.6**	–
Shares issued to minority shareholders by a subsidiary company		**–**	0.1
Borrowings repaid		**(517.5)**	(277.6)
Dividends paid to minority shareholders by subsidiary companies		**(29.8)**	(26.5)
Dividend paid to shareholders		**(4.1)**	–
Decrease in restricted cash		**4.5**	11.2
Net Cash Inflow/(Outflow) from Financing Activities		**54.7**	(36.9)
Net Increase/(Decrease) in Cash and Cash Equivalents		**117.7**	(29.6)
Cash and cash equivalents at 1 January		**186.6**	233.3
Exchange translation		**(8.3)**	(17.1)
Cash and Cash Equivalents at 31 December		**296.0**	186.6
Representing			
Cash and cash equivalents		**296.0**	186.6

(i) Refer to Note 2(B).
(ii) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The Notes on pages 64 to 116 form an integral part of the Financial Statements.

Notes to the Financial Statements

1. Corporate Information

First Pacific Company Limited is a Hong Kong-based investment and management company with operations located in Southeast Asia. Its principal business interests relate to telecommunications, consumer food products and property and transportations.

The Group comprises the Company and its subsidiary companies.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company's ordinary shares are listed on the SEHK. Its shares are also available in the United States through ADRs.

2. Basis of Preparation, Summary of Principal Accounting Policies and Changes

(A) Basis of Preparation

The Financial Statements have been prepared in accordance with HKFRSs (which also include HKASs and Interpretations) issued by the HKICPA, Hong Kong GAAP and the disclosure requirements of the Hong Kong Companies Ordinance and the Listing Rules. The Financial Statements have been prepared under the historical cost convention except for plantations, available-for-sale assets and derivative financial instruments which, as disclosed in the accounting policies below, are stated at fair value. Non-current assets held for sale are stated at the lower of carrying amount and fair value less costs to sell as further explained in Note 2(E)(u). These Financial Statements are presented in United States (U.S.) dollars and rounded to the nearest million (US$ million) with one decimal place except when otherwise indicated.

(B) Impact of New and Revised HKFRSs

In line with the HKICPA's long-standing policy of working towards full convergence with IFRSs issued by the International Accounting Standards Board, in 2004, the HKICPA has issued a number of new and revised HKASs and HKFRSs (herein collectively referred to as the new HKFRSs) to replace, supplement or cover areas not yet addressed by the SSAPs applicable in Hong Kong up to 31 December 2004.

Accordingly, significant changes to Hong Kong GAAP had been implemented during 2005 as a consequence the new HKFRSs issued by the HKICPA, which became effective for accounting periods commencing on, or after, 1 January 2005. The principal changes to HK GAAP and the new HKFRSs which affect the Group and are adopted for the first time for the current year's Financial Statements are summarized as follows. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

HKAS 1	"Presentation of Financial Statements"
HKAS 2	"Inventories"
HKAS 7	"Cash Flow Statements"
HKAS 8	"Accounting Policies, Changes in Accounting Estimates and Errors"
HKAS 10	"Events after the Balance Sheet Date"
HKAS 11	"Construction Contracts"
HKAS 12	"Income Taxes"
HKAS 14	"Segment Reporting"
HKAS 16	"Property, Plant and Equipment"
HKAS 17	"Leases"
HKAS 18	"Revenue"
HKAS 19	"Employee Benefits"
HKAS 20	"Accounting for Government Grants and Disclosure of Government Assistance"
HKAS 21	"The Effects of Changes in Foreign Exchange Rates"
HKAS 23	"Borrowing Costs"
HKAS 24	"Related Party Disclosures"
HKAS 27	"Consolidated and Separate Financial Statements"
HKAS 28	"Investments in Associates"
HKAS 29	"Financial Reporting in Hyperinflationary Economies"
HKAS 31	"Interests in Joint Ventures"
HKAS 32	"Financial Instruments: Disclosure and Presentation"
HKAS 33	"Earnings per Share"

HKAS 36	"Impairment of Assets"
HKAS 37	"Provisions, Contingent Liabilities and Contingent Assets"
HKAS 38	"Intangible Assets"
HKAS 39	"Financial Instruments: Recognition and Measurement"
HKAS 39 Amendment	"Transition and Initial Recognition of Financial Assets and Financial Liabilities"
HKAS 40	"Investment Property"
HKAS 41	"Agriculture"
HKFRS 2	"Share-based Payment"
HKFRS 3	"Business Combinations"
HKFRS 5	"Non-current Assets Held for Sale and Discontinued Operations"

The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 18, 19, 20, 21, 23, 24, 27, 28, 29, 31, 36, 37, 38, 40 and 41 has had no material impact on the accounting policies of the Group and the methods of computation in the Group's consolidated Financial Statements. The impact of adopting the other HKFRSs is summarized as follows:

- HKAS 1 "Presentation of Financial Statements" provides a framework within which an entity assesses how to present fairly the effects of transactions and other events; provides the base criteria for classifying assets and liabilities as current or non-current; prohibits the presentation of income from operating activities and extraordinary items as separate line items in the consolidated profit and loss statement; requires the presentation of share of results of associated companies on an after-tax basis in the consolidated profit and loss statement and specifies the disclosures about the key sources of estimates, uncertainties and the judgments management has made in the process of applying the entity's accounting policies. The standard also affects the presentation of minority interest on the face of the Group's consolidated profit and loss statement, balance sheet and statement of changes in equity and other disclosures. The adoption of HKAS 1 has resulted in changes in the presentation of the Group's consolidated profit and loss statement, balance sheet, statement of changes in equity and cash flow statement, but has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 16 "Property, Plant and Equipment" provides additional guidance and clarification on recognition and measurement of items of property, plant and equipment. The standard also provides that the cost of an item of property, plant and equipment should include the costs of its dismantlement, removal or restoration – the obligation for which the Group incurs as a consequence of installing the item, or of using the item during a particular period for purposes other than to produce inventories during that period. The adoption of HKAS 16 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$0.6 million and reduced the equity attributable to equity holders of the parent at 31 December 2004 by US$2.1 million.

- HKAS 17 "Leases" prescribes the classification of interest in leasehold land as an operating lease if the title of the land is not passed to the Group by the end of the lease term. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease term. The adoption of HKAS 17 has resulted in a reclassification of leasehold land from Property and equipment and Other non-current assets of US$23.3 million and US$17.7 million, respectively, to Prepaid land premiums in the Group's consolidated balance sheet at 31 December 2004. However, the adoption has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKAS 32 "Financial Instruments: Disclosure and Presentation" covers the disclosure and presentation of all financial instruments. This standard requires more comprehensive disclosures about a company's financial instruments, whether recognized or unrecognized in the financial statements. New disclosure requirements include terms and conditions of financial instruments used, types of risk associated with both recognized and unrecognized financial instruments (market risk, price risk, credit risk, liquidity risk, and cash flow risk), fair value information of both recognized and unrecognized financial assets and financial liabilities, and the company's financial risk management policies and objectives. This standard also requires financial instruments to be classified as liabilities or equity in accordance with their substance and not their legal form. HKAS 32 requires retrospective application. The adoption of HKAS 32 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$5.6 million and reducing the equity attributable to equity holders of the parent at 31 December 2004 by US$65.1 million.

- HKAS 33 "Earnings per Share" prescribes principles for the determination and presentation of earnings per share. It requires separate disclosure of basic and diluted earnings per share from continuing operations on the face of the consolidated profit and loss statement. The adoption of HKAS 33 has resulted in changes in the presentation of the Group's earnings per share on the face of the consolidated profit and loss statement.

- HKAS 39 "Financial Instruments: Recognition and Measurement" establishes the accounting and reporting standards for recognizing and measuring a company's financial assets and financial liabilities. This standard requires a financial asset or financial liability to be recognized initially at cost, which is the fair value of the consideration given (in the case of an asset) or received (in the case of a liability). Subsequent to initial recognition, the company should continue to measure financial assets at their fair values, except for loans and receivables and held-to-maturity investments, which are measured at cost or amortized cost using the effective interest rate method. Investments in unquoted equity securities are measured at cost less impairment provisions. Financial liabilities are subsequently measured at cost or amortized cost, except for liabilities classified as "at fair value through profit and loss" and derivatives, which are measured at fair value.

  HKAS 39 also covers the accounting for derivative instruments. This standard has expanded the definition of a derivative instrument to include derivatives (derivative-like provisions) embedded in non-derivative contracts. Under this standard, every derivative instrument is recorded in the balance sheet as either an asset or liability measured at its fair value. Derivatives that are not designated and do not qualify as hedges are adjusted to fair value through profit and loss. If the derivative is designated and qualified as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through profit and loss, or recognized in equity until the hedged item is recognized in profit and loss.

  The adoption of HKAS 39 has resulted in a change of the Group's accounting policy on the measurement of its various financial assets and liabilities from historical cost to either fair value or amortized cost based on the effective interest rate method. HKAS 39 generally does not permit a company to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. As a result, the Group remeasured its various financial assets and liabilities at 1 January 2005. The differences which arose from the remeasurement were adjusted to the Group's balance of accumulated losses at 1 January 2005 as required under the transitional provisions of the standard. The adjustments have effectively increased the equity attributable to equity holders of the parent at 1 January 2005 by US$33.8 million.

- HKFRS 2 "Share-based Payment" requires an entity to recognize expenses in a share-based payment transaction when it obtains the goods or as the services are rendered. The entity shall recognize a corresponding increase in equity if the goods or services were received in an equity-settled transaction, or shall recognize liability if the goods or services were acquired in a cash-settled transaction. Pursuant to the transitional provisions of HKFRS 2, expenses relating to share options granted after 7 November 2002 and not yet fully vested on 1 January 2005 should be accounted for on a retrospective basis. The adoption of HKFRS 2 has effectively reduced the profit attributable to equity holders of the parent for the year ended 31 December 2004 by US$4.4 million, but has no effect on the equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 3 "Business Combinations" requires all business combinations within its scope to be accounted for by applying the purchase method. In addition, this standard requires the acquirer to initially measure separately the identifiable assets, liabilities and contingent liabilities at their fair values, at acquisition date, irrespective of the extent of any minority interest.

  HKFRS 3 also requires goodwill in a business combination to be recognized by an acquirer as an asset from the acquisition date, initially measured as the excess of the cost of the business combination over the acquirer's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Further, the amortization of goodwill acquired in a business combination is prohibited. Instead, goodwill is to be tested annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. Goodwill that had been previously eliminated against reserves as a matter of accounting treatment will not be reinstated in the consolidated profit and loss statement upon disposal or impairment of the asset. The adoption of HKFRS 3 has resulted in the Group conducting an impairment review of its goodwill balance at least on an annual basis instead of amortizing its goodwill balance starting from 1 January 2005 and has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

- HKFRS 5 "Non-current Assets Held-for-Sale and Discontinued Operations" requires an operation to be classified as discontinued when the criteria to be classified as held-for-sale have been met or the entity has disposed of the operation. An item is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The adoption of HKFRS 5 has resulted in changes in the presentation of the Group's consolidated profit and loss statement and has had no effect on both the profit attributable to equity holders of the parent for the year ended 31 December 2004 and equity attributable to equity holders of the parent at 31 December 2004.

(C) Summary of the Impact of Changes in Accounting Policies

(a) Effect on the consolidated balance sheet at 1 January 2005 and 31 December 2005

Effect of new accounting policies	HKAS 1[i]	HKAS 16[ii]	HKAS 17[i]	HKAS 32[ii]	HKAS 39[ii]	HKFRS 2[ii]	
Increase/(decrease) US$ millions	Presentation	Dismantling costs for property and equipment	Prepaid land premiums	Interest accretion on convertible preferred shares	Remeasurement of financial assets and liabilities	Equity-settled share option arrangements	**Total**
At 1 January 2005							
Assets							
Property and equipment	–	6.3	(23.3)	–	–	–	**(17.0)**
Associated companies	–	(0.9)	–	(65.1)	32.6	–	**(33.4)**
Long-term receivables and prepayments	(269.2)	–	–	–	–	–	**(269.2)**
Accounts receivable, other receivables and prepayments (Non-current)	9.2	–	–	–	–	–	**9.2**
Prepaid land premiums	–	–	41.0	–	–	–	**41.0**
Available-for-sale assets/ long-term investments	11.5	–	–	–	–	–	**11.5**
Other non-current assets	260.0	–	(17.7)	–	(33.7)	–	**208.6**
Available-for-sale assets/ short-term investments	(11.5)	–	–	–	–	–	**(11.5)**
	–	5.4	–	(65.1)	(1.1)	–	**(60.8)**
Liabilities/Equity							
Long-term borrowings	–	–	–	–	(25.8)	–	**(25.8)**
Deferred liabilities and provisions	–	7.0	–	–	–	–	**7.0**
Deferred tax liabilities	–	1.9	–	–	(7.8)	–	**(5.9)**
Accounts payable, other payables and accruals	(18.1)	–	–	–	(1.0)	–	**(19.1)**
Short-term borrowings	–	–	–	–	(0.3)	–	**(0.3)**
Current portion of deferred liabilities and provisions	18.1	–	–	–	–	–	**18.1**
Share options issued	–	–	–	–	–	4.4	**4.4**
Unrealized gains on available-for-sale assets	–	–	–	–	1.7	–	**1.7**
Accumulated losses	–	(2.1)	–	(65.1)	32.1	(4.4)	**(39.5)**
Minority interest	–	(1.4)	–	–	–	–	**(1.4)**
	–	5.4	–	(65.1)	(1.1)	–	**(60.8)**

(i) Adjustments/presentation taken effect retrospectively.
(ii) Adjustments taken effect prospectively from 1 January 2005.

Effect of new accounting policies Increase/(decrease) US$ millions	HKAS 1 Presentation	HKAS 16 Dismantling costs for property and equipment	HKAS 17 Prepaid land premiums	HKAS 32 Interest accretion on convertible preferred shares	HKAS 39 Remeasurement of financial assets and liabilities	HKFRS 2 Equity-settled share option arrangements	HKFRS 3 Discontinuation of amortization and reinstatement of goodwill	HKFRS 5 Vessels classified as held-for-sale	**Total**
At 31 December 2005									
Assets									
Property and equipment	–	4.8	(18.5)	–	–	–	–	(2.9)	**(16.6)**
Associated companies	–	(1.6)	–	(73.0)	28.3	–	27.5	–	**(18.8)**
Long-term receivables and prepayments	(160.7)	–	–	–	(0.8)	–	–	–	**(161.5)**
Accounts receivable, other receivables and prepayments (Non-current)	11.7	–	–	–	–	–	–	–	**11.7**
Goodwill	–	–	–	–	–	–	3.0	–	**3.0**
Prepaid land premiums	–	–	34.5	–	–	–	–	–	**34.5**
Other non-current assets	149.0	–	(16.0)	–	(2.2)	–	–	–	**130.8**
Non-current assets held for sale	–	–	–	–	–	–	–	2.9	**2.9**
	–	3.2	–	(73.0)	25.3	–	30.5	–	**(14.0)**
Liabilities/Equity									
Long-term borrowings	–	–	–	–	(39.8)	–	–	–	**(39.8)**
Deferred liabilities and provisions	–	6.7	–	–	–	–	–	–	**6.7**
Deferred tax liabilities	–	1.7	–	–	1.7	–	–	–	**3.4**
Derivative liability	–	–	–	–	39.3	–	–	–	**39.3**
Accounts payable, other payables and accruals	(15.3)	–	–	–	(1.0)	–	–	–	**(16.3)**
Current portion of deferred liabilities and provisions	15.3	–	–	–	–	–	–	–	**15.3**
Share premium	–	–	–	–	–	0.3	–	–	**0.3**
Share options issued	–	–	–	–	–	9.3	–	–	**9.3**
Unrealized gains on available-for-sale assets	–	–	–	–	6.4	–	–	–	**6.4**
Unrealized gains on cash flow hedges	–	–	–	–	4.0	–	–	–	**4.0**
Accumulated losses	–	(3.5)	–	(73.0)	4.3	(9.6)	29.5	–	**(52.3)**
Minority interest	–	(1.7)	–	–	10.4	–	1.0	–	**9.7**
	–	3.2	–	(73.0)	25.3	–	30.5	–	**(14.0)**

(b) Effect on the balances of equity at 1 January 2004 and at 1 January 2005

Effect of new accounting policies Increase/(decrease) US$ millions	HKAS 16 Dismantling costs for property and equipment	HKAS 32 Interest accretion on convertible preferred shares	HKAS 39 Remeasurement of financial assets and liabilities	HKFRS 2 Equity-settled share option arrangements	**Total**
At 1 January 2004					
Accumulated losses	(1.5)	(59.5)	–	–	(61.0)
Minority interest	(1.1)	–	–	–	(1.1)
Total equity	(2.6)	(59.5)	–	–	(62.1)
At 1 January 2005					
Share options issued	–	–	–	4.4	**4.4**
Unrealized gains on available-for-sale assets	–	–	1.7	–	**1.7**
Accumulated losses	(2.1)	(65.1)	32.1	(4.4)	**(39.5)**
Minority interest	(1.4)	–	–	–	**(1.4)**
Total equity	(3.5)	(65.1)	33.8	–	**(34.8)**

(c) Effect on the consolidated profit and loss statement for the years ended 31 December 2005 and 2004

Effect of new accounting policies For the year ended 31 December 2005 US$ millions	HKAS 1 Presentation	HKAS 16 Dismantling costs for property and equipment	HKAS 32 Interest accretion on convertible preferred shares	HKAS 39 Remeasurement of financial assets and liabilities	HKFRS 2 Equity-settled share option arrangements	HKFRS 3 Discontinuation of goodwill amortization and reinstatement	**Total**
Increase in cost of sales	–	(1.2)	–	–	–	–	**(1.2)**
Decrease in loss on dilutions and divestments, net	–	–	–	–	–	26.8	**26.8**
(Increase)/decrease in administrative expenses	–	–	–	(9.3)	(5.2)	3.0	**(11.5)**
Decrease in other operating expenses, net	–	–	–	2.2	–	–	**2.2**
Decrease in net borrowing costs	–	–	–	3.3	–	–	**3.3**
(Decrease)/increase in share of profits less losses of associated companies	(19.2)	(1.0)	(11.7)	(12.3)	–	0.8	**(43.4)**
Decrease/(increase) in taxation	19.2	0.5	3.8	(5.1)	–	(0.1)	**18.3**
(Decrease)/increase in profit for the year	–	(1.7)	(7.9)	(21.2)	(5.2)	30.5	**(5.5)**
Attributable to:							
Equity holders of the parent	–	(1.4)	(7.9)	(27.8)	(5.2)	29.5	**(12.8)**
Minority interest	–	(0.3)	–	6.6	–	1.0	**7.3**
(Decrease)/increase in profit for the year	–	(1.7)	(7.9)	(21.2)	(5.2)	30.5	**(5.5)**
(Decrease)/Increase in Earnings per Share Attributable to Equity Holders of the Parent (U.S. cents)							
Basic	–	(0.04)	(0.25)	(0.87)	(0.16)	0.92	**(0.40)**
Diluted	–	(0.04)	(0.25)	(0.87)	(0.16)	0.92	**(0.40)**

Effect of new accounting policies For the year ended 31 December 2004 US$ millions	HKAS 1 Presentation	HKAS 16 Dismantling costs for property and equipment	HKAS 32 Interest accretion on convertible preferred shares	HKFRS 2 Equity-settled share option arrangements	HKFRS 5 Reclassification of a discontinued operation	Total
Decrease in gain on disposal of a discontinued operation, divestments and dilutions, net	–	–	–	–	(17.1)	(17.1)
Increase in administrative expenses	–	(0.8)	–	(4.4)	–	(5.2)
Decrease in share of profits less losses of associated companies	(22.4)	(0.4)	(8.2)	–	(1.7)	(32.7)
Decrease in taxation	22.4	0.4	2.6	–	–	25.4
Increase in profit from a discontinued operation	–	–	–	–	18.8	18.8
Decrease in profit for the year	–	(0.8)	(5.6)	(4.4)	–	(10.8)
Attributable to:						
Equity holders of the parent	–	(0.6)	(5.6)	(4.4)	–	(10.6)
Minority interest	–	(0.2)	–	–	–	(0.2)
Decrease in profit for the year	–	(0.8)	(5.6)	(4.4)	–	(10.8)
Decrease in Earnings per Share Attributable to Equity Holders of the Parent (U.S. cents)						
Basic	–	(0.02)	(0.17)	(0.14)	–	(0.33)
Diluted	N/A	N/A	N/A	N/A	N/A	N/A

N/A: Not applicable

(D) Impact of Issued But Not Yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, to these Financial Statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	"Capital Disclosures"
HKAS 19 Amendment	"Actuarial Gains and Losses, Group Plans and Disclosures"
HKAS 39 Amendment	"Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
HKAS 39 Amendment	"The Fair Value Option"
HKAS 39 and HKFRS 4 Amendments	"Financial Instruments: Recognition and Measurement and Insurance Contracts – Financial Guarantee Contracts"
HKFRSs 1 & 6 Amendments	"First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources"
HKFRS 6	"Exploration for and Evaluation of Mineral Resources"
HKFRS 7	"Financial Instruments: Disclosures"
HK(IFRIC)-Int 4	"Determining whether an Arrangement contains a Lease"
HK(IFRIC)-Int 5	"Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"
HK(IFRIC)-Int 6	"Liabilities Arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment"
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economics"

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 incorporates the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

The HKAS 39 Amendment regarding the fair value option restricts the designation of any financial asset or financial liability as measured at fair value through profit and loss, unless certain conditions can be met.

The HKAS 19 Amendment, HKAS 39 Amendments regarding cash flow hedge accounting of forecast intragroup transactions and financial guarantee contracts, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5, HK(IFRIC)-Int 6 and HK(IFRIC)-Int 7 do not apply to the activities of the Group. HK(IFRIC)-Int 6 shall be applied for annual periods beginning on or after 1 December 2005.

Except as stated above, the Group expects that the adoption of the pronouncements listed above will not have any significant impact on the Group's Financial Statements in the period of initial application.

(E) Summary of Principal Accounting Policies

(a) Basis of consolidation

The consolidated Financial Statements include the financial statements of the Company and its subsidiary companies for the year ended 31 December 2005. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

A subsidiary company is an entity controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

The results of subsidiary companies acquired or disposed of during the year are included in the consolidated profit and loss statement from the effective date of acquisition, being the date on which the Group obtains control, or up to the effective date of disposal, as appropriate. The gain or loss on the disposal of a subsidiary company represents the difference between the net proceeds from sale and the Group's share of its net assets, including the attributable carrying amount of goodwill.

The acquisition of subsidiary companies during the year has been accounted for using the purchase method of accounting. This method involves allocating the cost of the business combinations to the fair value of the assets acquired, and liabilities and contingent liabilities assumed at the date of acquisition. The cost of the acquisition is measured at the aggregate of the fair value of the assets given and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

Minority interest represents the interests of minority shareholders in the results and net assets of the Company's subsidiary companies.

In the Company's balance sheet, investments in subsidiary companies are stated at cost less any provision for impairment losses. The results of subsidiary companies are accounted for by the Company on the basis of dividends received and receivable.

(b) Cash and cash equivalents

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short-term highly liquid investments which are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally less than three months when acquired, less bank overdrafts which are repayable on demand and which form an integral part of the Group's cash management.

(c) Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the first-in, first-out method, the weighted-average method or the moving average method, and in case of work in progress and finished goods, comprises direct materials, direct labour and an appropriate proportion of overheads. The cost of goods purchased for resale includes costs incurred in bringing the goods to their present location. Net realizable value is determined on the basis of current anticipated sales prices less estimates of costs to completion and selling expenses.

(d) Property and equipment

Freehold land is stated at cost and is not depreciated. Other property and equipment is stated at cost less accumulated impairment losses and accumulated depreciation, calculated on the straight-line basis at annual rates estimated to write off their book values to residual values over their expected useful lives. Details of depreciation rates are given in Note 12(A).

The initial cost of property and equipment comprises its purchase price and any costs directly attributable in bringing the asset to its working condition and location for its intended use. Cost also includes asset retirement obligation, interest on borrowed funds used during the construction period and qualified borrowing costs from foreign exchange losses related to foreign currency-denominated liabilities used to acquire such assets. Major costs incurred in restoring property and equipment to their normal working condition are charged to the profit and loss statement. Improvements are capitalized and depreciated over their expected useful lives to the Group. When assets are sold or retired, their costs and accumulated depreciation, amortization and impairment losses, if any, are eliminated from the accounts and any gain or loss resulting from their disposal is included in the profit and loss statement.

Where parts of an item of property and equipment have different useful lives, the cost of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed periodically to ensure that the periods and method of depreciation are consistent with the expected pattern of economic benefits from items of property and equipment.

(e) Plantations

Oil palm plantations are classified into immature and mature plantations. Immature plantations are reclassified as mature plantations when they start to produce fresh fruit bunches at an average of at least four tons per hectare in one year. On average, an oil palm plantation takes about four years to reach maturity from the time of planting. Both immature and mature plantations are stated at fair value less estimated point-of-sale costs. The fair value of plantations is determined based on the present value of their expected net cash inflows. Net increments or decrements in the fair value of plantations are included in the profit and loss statement.

Rubber plantations are considered mature five to six years from the time of planting in the field.

(f) Associated companies

An associated company is an entity, not being a subsidiary company, in which the Group has a substantial long-term interest of generally not less than twenty per cent in the equity voting rights and over whose management the Group is in a position to exercise significant influence, including participation in the financial and operating policy decisions.

Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associated companies includes goodwill (net of any accumulated impairment loss) identified on acquisition. The Group's share of its associated companies' post-acquisition profits or losses is recognized in the consolidated profit and loss statement, and its share of post-acquisition movements in reserves is recognized in consolidated reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Income from associated companies is stated in the consolidated profit and loss statement as the Group's share of profits less losses of associated companies.

Where there has been a change recognized directly in the associated companies' equity, the Group will recognize its share of any changes and disclose this, when applicable in the consolidated statement of changes in equity.

Equity accounting is discontinued when the carrying amount of the investment in an associated company reaches zero, unless the Group has incurred obligations or guaranteed obligations in respect of the associated company.

(g) Asset retirement obligations

The net present value of legal obligations associated with the retirement of an item of property and equipment that resulted from the acquisition, construction or development and the normal operation of property and equipment is recognized in the period in which it is incurred.

(h) Income tax

Income tax comprises current and deferred taxes. Income tax is recognized in the profit and loss statement, or in equity if it relates to items that are recognized directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax liabilities are provided, using the liability method, on all taxable temporary differences (with limited exceptions) arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes.

Deferred tax assets are recognized for all deductible temporary differences, carryforward of unused tax assets and unused tax losses (with limited exceptions). The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Conversely, previously unrecognized deferred tax assets are recognized to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

(i) Provisions and contingent liabilities

A provision is recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. When the effect of discounting is material, the amount recognized for a provision is the present value, at the balance sheet date, of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount, arising from the passage of time, is included in finance costs in the profit and loss statement.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow is remote.

(j) Impairment of assets

An assessment is made at each balance sheet date of whether there is any indication of impairment of assets including property and equipment, investments, goodwill and other long-lived assets, or whether there is any indication that an impairment loss previously recognized for an asset in prior years may no longer exist or may have decreased. If any such indication exists, the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's fair value less costs to sell and value in use.

An impairment loss is recognized only if the carrying amount of an asset exceeds its recoverable amount. An impairment loss is charged to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, then the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

A previously recognized impairment loss of all assets other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of the asset. However, this is limited and will not give rise to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortization), had no impairment loss been recognized for the asset in prior years.

A reversal of an impairment loss is credited to the profit and loss statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

(k) Accounting for acquisition and disposal

(I) Results

The results of subsidiary or associated companies acquired or sold are accounted for from or to the effective date of acquisition or disposal.

(II) Fair value adjustments

On the acquisition of a subsidiary company or an interest in an associated company, the acquisition cost is allocated to the fair value of the identifiable assets, liabilities and contingent liabilities acquired.

(III) Goodwill

Goodwill represents the excess of the cost of the acquisition over the Group's share of the fair values of the identifiable assets, liabilities and contingent liabilities acquired as at the date of acquisition. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Upon adoption of HKFRS 3, goodwill is no longer amortized. The carrying amount of accumulated amortization of goodwill at 1 January 2005 is eliminated with a corresponding decrease in the cost of goodwill amount on that date. Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired and its amount will be written down for impairment when it is considered necessary. A previously recognized impairment loss for goodwill is not reversed.

Any excess of the Group's interest in the net fair value of the acquirees' identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognized immediately in the consolidated profit and loss statement.

In the case of associated companies, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated retained profits in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated retained profits and is not recognized in profit or loss when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

(l) Foreign currencies

(I) Functional and presentational currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in the currency of United States dollars, which is the Company's functional and presentation currency.

(II) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit and loss statement.

(III) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
(ii) income and expenses for each profit and loss statement are translated at average exchange rates; and
(iii) all resulting exchange differences are recognized as a separate component of equity. On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognized in the profit and loss statement as part of the gain or loss on disposal.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

(m) Turnover and revenue recognition

Turnover represents the amounts received and receivable from the sale of goods and properties and the rendering of services to third parties, falling within the ordinary activities of the Group's businesses. Turnover from sales is recognized when the ownership of goods sold has been transferred to the buyer. Turnover from services is recognized when it can be measured reliably by reference to stages of completion for the rendering of the said services.

(n) Segmental information

A segment is a distinguishable component of the Group that is engaged either in providing certain products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. They are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process.

Segment capital expenditure is the total cost incurred during the year to acquire segment assets that are expected to be used for more than one year. Head Office and other items mainly comprise Head Office assets, borrowings and overheads.

(o) Leases

Leases, where substantially all of the risks and rewards of ownership of assets remain with the lessor, are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases are recorded in the profit and loss statement on the straight-line basis over the lease terms.

Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently recognized as expenses on the straight-line basis over the lease terms.

Lease obligations having provisions for bargain purchase options, ownership transfer at the end of the lease term, or minimum lease payments, which approximate the fair market value of the property are capitalized. The related obligations are recognized as liabilities. Finance lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A finance lease gives rise to a depreciation expense for the asset as well as a borrowing cost for each period. Finance charges are charged directly to current operations. The depreciation policy for leased assets is consistent with that for depreciable assets that are owned.

(p) Employee benefits

(I) Pension obligations

The Group operates defined contribution and defined benefit retirement schemes.

Contributions to defined contribution schemes by the Group and employees are calculated as a percentage of the employees' basic salaries. The Group's contributions to defined contribution schemes are expensed as incurred and are reduced by contributions forfeited by those employees who leave the schemes prior to the contributions vesting fully.

Contributions to defined benefit schemes are determined based on the value of the retirement scheme assets and estimates of the effects of future events on the actuarial present value of accrued pension obligations, and are determined on the basis of actuarial valuations using the projected unit credit method. The costs of defined benefit schemes are charged against profit on a systematic basis so as to be spread over the expected remaining service lives of the employees affected. Actuarial gains and losses are recognized immediately in the profit and loss statement as and when they occur.

(II) Long service payments

Certain of the Group's employees are eligible for long service payments in the event of the termination of their employment. A provision is recognized in respect of the probable future long service payments expected to be made. The provision is the best estimate of the probable future payments that have been earned by the employees from their service to the Group at the balance sheet date.

(III) *Equity-settled transactions*

The cost of equity-settled transactions with employees is measured by reference to the fair value of the stock options at the date at which they are granted. Fair value is determined using an option-pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the relevant shares (market conditions).

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that will ultimately vest, based on the best available estimate.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, an expense, as a minimum, is recognized as if the terms had not been modified. An expense is recognized for any increase in the value of the transactions as a result of the modification, as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

(IV) *Cash-settled transactions*

The Group's associated companies grants share appreciation rights (SARs) to eligible key executives and advisors, and recognize the services received and the liability to pay for those services, as the eligible key executives and advisors render services during the vesting period. The liability is measured, initially and at each reporting date until settled, at the fair value of the SARs, by applying an option valuation model, taking into account the terms and conditions on which the SARs were granted, and the extent to which the eligible key executives and advisors have rendered service to date. Until settled, any changes in fair value at each reporting date will be recognized in the profit and loss statement.

(V) *Paid leave carried forward*

The Group provides paid annual leave to its employees under their employment contracts on a calendar year basis. Under certain circumstances, such leave which remains untaken as at the balance sheet date is permitted to be carried forward and utilized by the respective employees in the following year. An accrual is made at the balance sheet date for the expected future cost of such paid leave earned during the year by the employees and carried forward.

(q) Borrowing costs

Borrowing costs are interest and other costs incurred in connection with the borrowing of funds. Other costs include exchange differences on foreign currency borrowings. Exchange differences arising from foreign currency borrowings are included in borrowing costs to the extent that they are regarded as an adjustment to interest costs.

Borrowing costs are expensed in the profit and loss statement in the year in which they are incurred, except to the extent that they are capitalized as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to prepare for its intended use or sale.

(r) Financial assets/investments and financial liabilities

Applicable to the year ended 31 December 2004:
Short-term investments are securities stated at fair value. At each balance sheet date, the unrealized gains and losses arising from changes in fair values of short-term investments are recognized in the consolidated profit and loss statement.

The gains or losses on the disposals of short-term investments, representing the difference between the net sales proceeds and the carrying amount of the investments, are recognized in the consolidated profit and loss statement as they arise.

Applicable to the year ended 31 December 2005:
The Group recognizes a financial asset or a financial liability in the consolidated balance sheet when the Group becomes a party to the contractual provisions of the instrument and derecognize a financial asset when the Group no longer control the contractual rights to the cash flows that comprise the financial instrument which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument have already expired or are passed through to an independent third party. A financial liability (or a part of a financial liability) is derecognized when the obligation is extinguished. In the case of a regular way purchase or sale of financial assets, recognition and derecognition, as applicable, are done using settlement date accounting.

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets, as appropriate. Financial assets or financial liabilities are recognized initially at fair value. Transaction costs are included in the initial measurement of all financial assets and liabilities, except for financial instruments measured at fair value through profit and loss. Fair value is determined by reference to the transaction price or other market prices. If such market prices are not reliably determinable, the fair value of the consideration is estimated as the sum of all future cash payments or receipts, discounted using the prevailing market rates of interest for similar instruments with similar maturities.

After initial recognition, the following financial assets and liabilities are measured at amortized cost using the effective interest rate method: (i) loans and receivables; (ii) held-to-maturity investments; and (iii) financial liabilities other than liabilities measured at fair values through profit and loss, whereas available-for-sale assets are measured at fair value with gains or losses being recognized as a separate component of equity until the investment is derecognized or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss statement.

Investments in unquoted equity securities and derivatives linked thereon are measured at cost.

Amortizations of discounts and premiums are taken directly to the consolidated profit or loss statement. Changes in the fair value of financial assets and liabilities measured at fair value of (i) all derivatives (except for those eligible for hedge accounting); (ii) other items intended to be actively traded; and (iii) any item designated as held "at fair value through profit and loss" at origination, are taken directly to the profit or loss statement. Changes in the fair value of available-for-sale securities are recognized in equity, except for the foreign exchange fluctuations on available-for-sale debt securities and the interest component which is taken directly to net profit or loss for the period based on the asset's effective yield.

Financial assets and liabilities include financial instruments which may be a primary instrument, such as receivables, payables and equity securities, or a derivative instrument, such as financial options, futures and forwards, interest rate swaps and currency swaps.

Financial instruments are classified as a financial liability, or a financial asset or an equity in accordance with the substance of the contractual arrangement. Financial instruments that contain both liability and equity elements are classified separately as financial liabilities, financial assets or equity instruments. Interest, dividends, gains and losses relating to a financial instrument or a component that is a financial liability, are reported as expense or income. Distributions to holders of financial instruments classified as equity are charged directly to equity. Financial instruments are offset when the Group has a legally enforceable right to offset and the Group intends to settle either on a net basis or to realize the asset and settle the liability simultaneously.

(s) Derivative instruments

The Group uses derivative financial instruments such as long-term currency swaps, foreign currency options, interest rate swaps and forward currency contracts to hedge its risks associated with foreign currency and interest rate fluctuations. Such derivative financial instruments are stated at fair value.

The criteria for a derivative instrument to be classified as a hedge include: (i) the hedge transaction is expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, (ii) the effectiveness of the hedge can be reliably measured, (iii) there is adequate documentation of the hedging relationships at the inception of the hedge, and (iv) for cash flow hedges, the forecast transaction that is subject of the hedge must be highly probable and must present an exposure to variations in cash flows that could ultimately affect profit or loss.

For purposes of hedge accounting, hedges are classified as either fair value hedges where they hedge the exposure to changes in the fair value of a recognized asset or liability and firm commitment; or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from re-measuring the hedging instrument at fair value is recognized immediately in the profit and loss statement. Any gain or loss on the hedged item attributable to the hedged risk is adjusted against the carrying amount of the hedged item and recognized in the profit and loss statement.

In relation to cash flow hedges, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in equity and the ineffective portion is recognized in consolidated profit or loss statement. The gains or losses that are accumulated in equity are transferred to the profit and loss statement in the same period in which the hedged item affects the profit or loss.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the profit and loss statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognized in equity is kept in equity until the forecast transaction occurs. If the forecast transaction is no longer expected to occur, any net cumulative gain or loss previously recognized in equity is transferred to the profit and loss statement.

(t) Related parties

A party is considered to be related to the Group if:

(I) directly, or indirectly through one or more intermediaries, the party (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Company that gives it significant influence over the Group; or (iii) has joint control over the Group;
(II) the party is an associate;
(III) the party is a jointly-controlled entity;
(IV) the party is a member of the key management personnel of the Group;
(V) the party is a close member of the family of any individual referred to in (I) or (IV);
(VI) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (IV) or (V); or
(VII) the party is a post-employment benefit plan for the benefit of employees of the Company/Group, or of any entity that is a related party of the Group.

(u) Non-current assets held for sale

Non-current assets held for sale represent assets having carrying amounts which will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for the sale of such assets and its sale must be highly probable. Non-current assets held for sale are stated at the lower of its carrying amount and fair value less costs to sell.

3. Significant Accounting Judgments and Estimates

(A) Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have significant effect on the amounts recognized in the Financial Statements:

Classification of financial assets and financial liabilities

The Group determines the classification of certain of assets and liabilities as financial assets and financial liabilities by judging whether they meet the definition of financial assets and financial liabilities set out in HKAS 39. Accordingly, the financial assets and financial liabilities are accounted for in accordance with the Group's accounting policies set out in Note 2(E)(r) to the Financial Statements.

(B) Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Estimating useful lives and residual values of property and equipment

The Group estimates the useful lives and residual values of its property and equipment based on the period over which the assets are expected to be available for use. The estimated useful lives and residual values of the property and equipment are reviewed annually and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the assets. In addition, the Group's estimation of the useful lives and residual values of its property and equipment is based on its collective assessment of industry practice, internal technical evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in those estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives and residual values of the Group's property and equipment would increase its recorded depreciation expenses and decrease its non-current assets.

(b) Assets impairment

Hong Kong GAAP requires that an impairment review be performed when certain impairment indication is present. In case of goodwill, such assets are subject to yearly impairment test and whenever there is an indication that such asset may be impaired.

Purchase accounting requires extensive use of accounting estimates to allocate the purchase price to the fair market values of the assets and liabilities purchased, including intangible assets and contingent liabilities. The Group's business acquisitions have resulted in goodwill, which in the past affected its results of operations for the amount of periodic amortization expense. However, the Group no longer amortizes goodwill under Hong Kong GAAP effective 1 January 2005. Instead, goodwill is subject to a periodic impairment test.

Determining the fair value of property and equipment and plantations at the date of acquisition, which requires the determination of future cash flows expected to be generated from the continued use (i.e., value in use) and ultimate disposition of such assets, requires the Group to make estimates and assumptions that can materially affect its consolidated financial statements. Future events could cause the Group to conclude that property and equipment and plantations associated with an acquired business is impaired. Any resulting impairment loss could have a material adverse impact on its financial condition and results of operations.

The preparation of estimated future cash flows involves significant estimations. While the Group believes that its assumptions are appropriate and reasonable, significant changes in its assumptions may materially affect its assessment of recoverable values and may lead to future additional impairment charges under Hong Kong GAAP.

(c) Deferred tax assets

The Group reviews the carrying amounts at each balance sheet date and reduces deferred tax assets to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable profit to allow all or part of its recognized deferred tax assets to be utilized.

(d) Financial assets and liabilities

Hong Kong GAAP requires that the Group carries certain of its financial assets and liabilities at fair value, which requires extensive use of accounting estimates. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates and interest rates), the amount of changes in fair value would differ if the Group utilized different valuation methodology. Any changes in fair value of these financial assets and liabilities would affect directly the Group's consolidated profit and loss and equity.

(e) Estimating allowances for doubtful accounts

The Group estimates the allowance for doubtful accounts related to its trade receivables based on two methods. The amounts calculated using each of these methods are combined to determine the total amount it provide. First, the Group evaluate specific accounts where it has information that certain customers are unable to meet their financial obligations. In these cases, the Group uses judgment, based on the best available facts and circumstances, including but not limited to, the length of its relationship with the customer and the customer's current credit status based on third party credit reports and known market factors, to record specific provisions for customers against amounts due to reduce its receivable amounts that the Group expects to collect. These specific provisions are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a provision is established as a certain percentage of age of status of receivables. This percentage is based on a collective assessment of historical collection, write-off, experience and changes in its customer payment terms.

The amounts and timing of recorded expenses for any period would differ if the Group utilized different estimates. An increase in the Group's allowance for doubtful accounts would increase its recorded operating expenses and decrease its current assets.

(f) Estimating allowances for inventories

The Group estimates the allowance for inventories based on the best available facts and circumstances, including but not limited to, the inventories' own conditions (i.e. whether they are damaged or become wholly or partially obsolete), their market selling prices, estimated costs of completion and estimated costs to be incurred for their sale. The provisions are re-evaluated and adjusted as additional information received affects the amount estimated.

(g) Pension and other retirement benefits

The determination of the Group's obligation and cost for defined benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions include among others, discount rates, expected returns on plan assets, rates of salary and pension increase and average remaining working lives of employees. In accordance with Hong Kong GAAP, actual results that differ from the Group's assumptions are recognized immediately in the profit and loss statement as and when they occur. While the Group believes that its assumptions are reasonable and appropriate, significant differences in the Group's actual experience or significant changes in the Group's assumptions may materially affect its pension and other retirement obligations.

(h) Income taxes

Significant estimation is required in determining the Group's provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax in the period in which such determination is made.

(i) Measurement of fair value of plantations

Hong Kong GAAP requires that the Group carries its plantations at fair value less estimated point-of-sale costs, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including average life of plantations, yield per hectare, plantation area and discount rates. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of these plantations would affect directly the Group's profit and loss and equity.

(j) Derivative liabilities

Hong Kong GAAP requires that the Group carries its option embedded in the Exchangeable Notes issued, at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including the trading price of the Exchangeable Notes and expected volatility of the underlying PLDT share price, and the average market interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the Exchangeable Notes would affect directly the Group's profit and loss and equity.

(k) Equity-settled share option expense

Hong Kong GAAP requires that the Group carries its share options issued by the Company and its subsidiary companies, at fair value, which requires extensive use of accounting estimates. Significant components of fair value measurement were determined using assumptions including expected volatility and dividend yield and average risk-free interest rate. The amount of changes in fair value would differ if the Group utilized different assumptions. Any changes in fair value of the share options would affect directly the Group's profit and loss.

4. Turnover and Segmental Information

US$ millions	**2005**	2004
Turnover		
Sale of goods and properties	**1,946.3**	2,022.5
Rendering of services	**39.8**	32.1
Total	**1,986.1**	2,054.6

Segmental Information

Segmental information, relating to the Group's business and geographic segments, follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on inside back cover. Particulars in respect of a discontinued operation are set out in Note 8.

By Principal Business Activity – 2005

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	**2005 Total**
Profit and Loss					
Segment revenue – turnover	–	1,923.4	62.7	–	**1,986.1**
Segment results	–	164.8	28.8	(58.6)	**135.0**
Net borrowing costs					**(107.3)**
Share of profits less losses of associated companies	141.8	(4.2)	0.1	–	**137.7**
Profit before taxation					**165.4**
Taxation					**(26.6)**
Profit for the year					**138.8**
Assets and Liabilities					
Segment assets	–	1,578.8	116.4	199.7	**1,894.9**
Associated companies	364.4	3.5	13.8	–	**381.7**
Unallocated assets					**70.5**
Total assets					**2,347.1**
Segment liabilities	–	273.6	56.9	95.4	**425.9**
Unallocated liabilities					**1,214.5**
Total liabilities					**1,640.4**
Other Information					
Capital expenditure	–	50.4	6.2	–	**56.6**
Depreciation	–	57.4	5.2	–	**62.6**
Foreign exchange and derivative losses, net	–	16.6	–	25.4	**42.0**
Other non–cash expenses	–	2.1	2.7	11.5	**16.3**

By Principal Geographical Market – 2005

US$ millions	The Philippines	Indonesia	Others	Head Office	**2005 Total**
Segment revenue – turnover	62.7	1,923.4	–	–	**1,986.1**
Segment assets	116.4	1,578.8	–	199.7	**1,894.9**
Associated companies	363.9	3.5	14.3	–	**381.7**
Unallocated assets					**70.5**
Total assets					**2,347.1**
Capital expenditure	6.2	50.4	–	–	**56.6**

By Principal Business Activity – 2004

US$ millions	Telecom-munications	Consumer Food Products	Property and Transportation	Head Office	2004 (Restated) Total
Profit and Loss					
Segment revenue – turnover	–	1,995.8	58.8	–	2,054.6
Segment results	–	189.1	34.2	(16.0)	207.3
Net borrowing costs					(111.9)
Share of profits less losses of associated companies	87.8	(1.8)	(0.1)	–	85.9
Profit before taxation					181.3
Taxation					(31.9)
Profit for the year from continuing operations					149.4
Profit for the year from a discontinued operation					18.8
Profit for the year					168.2
Assets and Liabilities					
Segment assets	–	1,796.1	122.7	42.3	1,961.1
Associated companies	140.7	1.4	26.8	–	168.9
Unallocated assets					38.7
Total assets					2,168.7
Segment liabilities	–	229.6	104.7	55.2	389.5
Unallocated liabilities					1,188.1
Total liabilities					1,577.6
Other Information					
Capital expenditure	–	101.6	3.5	–	105.1
Depreciation and amortization	–	53.7	0.9	–	54.6
Foreign exchange and derivative losses, net	–	33.1	0.3	–	33.4
Other non-cash expenses	–	1.4	9.2	7.4	18.0

By Principal Geographical Market – 2004

US$ millions	The Philippines	Indonesia	Head Office	2004 (Restated) Total
Segment revenue – turnover	58.8	1,995.8	–	2,054.6
Segment assets	122.7	1,796.1	42.3	1,961.1
Associated companies	167.5	1.4	–	168.9
Unallocated assets				38.7
Total assets				2,168.7
Capital expenditure	3.5	101.6	–	105.1

5. Net Borrowing Costs

US$ millions	**2005**	2004
Bank loans and other loans		
– wholly repayable within five years	**113.0**	122.1
– not wholly repayable within five years	**2.2**	4.5
Total Borrowing Costs	**115.2**	126.6
Less interest income	**(7.9)**	(14.7)
Net Borrowing Costs	**107.3**	111.9

6. Profit Before Taxation

US$ millions	Notes	2005	2004 (Restated)
Profit Before Taxation is Stated after (Charging)/Crediting			
Cost of inventories sold		**(1,182.1)**	(1,201.5)
Employee remuneration	35(A)	**(198.6)**	(193.7)
Depreciation	12	**(62.6)**	(53.1)
Foreign exchange and derivative losses, net		**(42.0)**	(33.4)
Cost of services rendered		**(52.7)**	(31.9)
Operating lease rentals			
– Land and buildings		**(11.8)**	(12.7)
– Hire of plant and equipment		**(0.8)**	(1.6)
– Others		**-**	(6.0)
Loss on dilution of interests in a subsidiary and an associated company		**(6.3)**	(3.0)
Recognition of prepaid land premiums		**(4.2)**	(2.2)
Doubtful debt provisions (included in distribution costs)		**(4.8)**	(1.4)
Auditors' remuneration			
– Audit services		**(1.2)**	(1.4)
– Other services		**(0.6)**	(0.1)
Amortization of goodwill (included in other operating expenses, net)	17	**-**	(1.5)
Gain on divestments, net		**-**	11.0
Unrealized gains on available-for-sale assets/investments		**-**	2.2
(Loss)/gain on sale of property and equipment		**(0.7)**	1.8
Gain on changes in fair value of plantations	13	**12.3**	1.7
Realized gain/(loss) on sale of available-for-sale assets/investments		**5.6**	(3.3)
Excess over the cost of a business combination recognized as income (included in other operating expenses, net)		**2.7**	–
Dividend income from available-for-sale assets/investments		**1.0**	–

7. Taxation

No Hong Kong profits tax (2004: Nil) has been provided as the Group had no estimated assessable profits (2004: Nil) in Hong Kong for the year. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies operate.

US$ millions	2005	2004 (Restated)
Subsidiary Companies – Overseas		
Current taxation (Note 27)	**28.9**	30.6
Deferred taxation (Note 20)	**(2.3)**	1.3
Total	**26.6**	31.9

Included within the share of profits less losses of associated companies is taxation of US$19.2 million (2004 restated: US$22.4 million) and which is analyzed as follows.

US$ millions	**2005**	2004 (Restated)
Associated Companies – Overseas		
Current taxation	**38.5**	31.7
Deferred taxation	**(19.3)**	(9.3)
Total	**19.2**	22.4

A reconciliation between profit before taxation multiplied by the applicable tax rates and the taxation amount as shown in the consolidated profit and loss statement is as follows.

US$ millions	**2005**	**%**	2004 (Restated)	%
Profit Before Taxation (Including profit from a discontinued operation)	**165.4**		200.1	
Notional tax on profit before taxation, calculated at the rates applicable to profits in the tax jurisdictions concerned	**73.7**	**44.6**	70.4	35.2
Tax effect of:				
– Non–deductible expenses	**2.7**	**1.6**	0.1	–
– Share of profits less losses of associated companies	**(51.8)**	**(31.3)**	(34.9)	(17.4)
– Income not subject to tax	**(0.1)**	**(0.1)**	(6.4)	(3.2)
– Others	**2.1**	**1.3**	2.7	1.3
Taxation	**26.6**	**16.1**	31.9	15.9
Attributable To:				
Continuing operations	**26.6**	**16.1**	31.9	15.9
A discontinued operation	**–**	**–**	–	–
	26.6	**16.1**	31.9	15.9

8. Profit for the Year from a Discontinued Operation

2004's profit from a discontinued operation represents a US$17.1 million gain on disposal of the Group's entire 49 per cent interest in Escotel (a company operating in India) and US$1.7 million share of Escotel's profit prior to its disposal.

9. Profit Attributable to Equity Holders of the Parent

Profit attributable to equity holders of the parent includes US$18.5 million (2004: US$15.9 million) net foreign exchange and derivative losses that arose primarily on the changes in the fair values of derivatives and translation of the unhedged foreign currency denominated borrowings, and US$4.3 million (2004: US$23.0 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative Losses

US$ millions	2005	2004
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies	**(42.0)**	(33.4)
– Associated companies	**19.0**	(5.4)
Subtotal	**(23.0)**	(38.8)
Attributable to taxation and minority interest	**4.5**	22.9
Total	**(18.5)**	(15.9)

The net non-recurring gains for 2005 mainly comprise goodwill compensation received by Indofood in connection with the establishment of a joint venture entity of US$4.8 million, Metro Pacific's agreed one-time adjustments made to amounts owed to certain creditors, partly offset by a loss on dilution of the Group's 1.4 per cent interest in PLDT of US$6.3 million, whereas 2004's net non-recurring gains mainly comprise a gain on disposal of 49 per cent interest in Escotel (US$17.1 million).

Included within the profit attributable to equity holders of the parent for the year ended 31 December 2005 is a profit of US$350.8 million (2004 restated: US$130.3 million) attributable to the Company representing principally the Company's reversal of impairment provision for values of subsidiary companies holding investments in PLDT.

10. Ordinary Share Dividends

	U.S. cent per ordinary share		US$ millions	
	2005	2004	**2005**	2004
Interim	**0.13**	–	**4.1**	–
Proposed final	**0.26**	–	**8.2**	–
Total	**0.39**	–	**12.3**	–

The proposed final dividend for the year is subject to the approval of the Company's shareholders at the forthcoming AGM.

11. Earnings Per Share

The calculation of basic earnings per share amount is based on the profit for the year attributable to equity holders of the parent of US$103.0 million (2004 restated: US$123.9 million), and the weighted average number of 3,186.7 million (2004: 3,186.0 million) ordinary shares in issue during the year.

The calculation of diluted earnings per share amount is based on: (i) a profit equal to the profit for the year attributable to equity holders of the parent of US$103.0 million (2004 restated: US$123.9 million) adjusted by the US$1.2 million (2004: Nil) reduction in share of profits less losses of associated companies assuming (a) the exercise of the Company's option of increasing its interest in Level Up and (b) the conversion of dilutive convertible preference shares and share options issued by PLDT, and (ii) a share base equal to the aggregate of the weighted average number of ordinary shares of 3,186.7 million (2004: 3,186.0 million) ordinary shares in issue during the year, as used in the basic earnings per share calculation, and the weighted average of 28.4 million (2004 restated: Nil) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the year.

Since the earnings per share amount will be increased when taking into account the Exchangeable Notes issued by a wholly-owned subsidiary of the Company, the Exchangeable Notes has an anti-dilutive effect on the basic earnings per share for the year and are excluded from in the calculation of diluted earnings per share.

12. Property and Equipment

US$ millions	Land and buildings	Machinery, equipment and vessels	**Consolidated Total**
Cost			
At 1 January 2005	240.4	768.1	**1,008.5**
Exchange translation	(8.1)	(30.4)	**(38.5)**
Additions	17.0	39.6	**56.6**
Acquisition of subsidiary companies (Note 33(D))	2.7	–	**2.7**
Disposals	(6.0)	(15.0)	**(21.0)**
Reclassification	–	3.6	**3.6**
At 31 December 2005	246.0	765.9	**1,011.9**
Accumulated Depreciation and Impairment			
At 1 January 2005	54.6	306.5	**361.1**
Exchange translation	(1.9)	(9.4)	**(11.3)**
Charge for the year	11.0	51.6	**62.6**
Disposals	(0.7)	(12.5)	**(13.2)**
Reclassification	–	(10.2)	**(10.2)**
At 31 December 2005	63.0	326.0	**389.0**
Net Book Amount at 31 December 2005	183.0	439.9	**622.9**

US$ *millions*	Land and *buildings*	Machinery, equipment *and vessels*	Consolidated Total *(Restated)*
Cost			
At 1 January 2004	238.1	775.2	1,013.3
Exchange translation	(18.6)	(59.6)	(78.2)
Additions	16.9	44.0	60.9
Acquisition of subsidiary companies (Note 33(D))	8.6	12.2	20.8
Disposals	(4.6)	(3.7)	(8.3)
At 31 December 2004	240.4	768.1	1,008.5
Accumulated Depreciation and Impairment			
At 1 January 2004	49.6	291.9	341.5
Exchange translation	(4.4)	(26.9)	(31.3)
Charge for the year	9.5	43.6	53.1
Disposals	(0.1)	(2.1)	(2.2)
At 31 December 2004	54.6	306.5	361.1
Net Book Amount at 31 December 2004	185.8	461.6	647.4

(A) Principal annual rates of depreciation:

Freehold land	Nil
Freehold buildings	2.5% to 20.0%
Leasehold buildings	Lesser of period of lease, or 2.5% to 20.0%
Machinery, equipment and vessels	2.5% to 50.0%

(B) The land and buildings are freehold and leasehold properties held outside Hong Kong.

(C) Property and equipment with a net book amount of US$29.4 million (2004: US$23.4 million) were pledged as security for certain of the Group's banking facilities (Note 26(D)).

13. Plantations

US$ millions	Consolidated 2005	2004
At 1 January	**147.4**	160.0
Exchange translation	**(8.8)**	(14.3)
Acquisition of subsidiary companies (Note 33(D))	**18.1**	–
Gain arising from changes in fair value less estimated point-of-sale costs, net	**12.3**	1.7
At 31 December	**169.0**	147.4

Physical measurements of oil palm plantations at 31 December are as follows:

Hectares	Consolidated 2005	2004
Mature plantations	**58,064**	53,542
Immature plantations	**3,344**	898
Total	**61,408**	54,440

The Group's plantations mainly represent palm trees owned by Indofood. The palm trees are planted for the production of fresh fruit bunches (FFB), which are used in the production of crude palm oil (CPO) and palm kernel oil (PKO). The fair value of plantations was determined by reference to the projected selling prices of CPO and PKO in the market. Significant assumptions made in determining the fair value of the plantations are:

(A) No new planting/re-planting activities are assumed.

(B) The palm trees have an average life of 23 years, with the first three years as immature and the following 20 years as mature or productive under a well established planting system.

(C) The yield per hectare of palm trees is based on guidelines from the Centre for Palm Tree Research in Indonesia which varies with the average age of palm trees.

(D) A discount rate of 20.5 per cent (2004: 21.7 per cent), which represents the asset specific rate for Indofood's plantation operation, was applied in the discounted cash flow calculation.

During 2005, Indofood's palm trees produced 1.3 million tons (2004: 1.4 million tons) of FFB. The fair value of FFB harvested during 2005, determined at the point of harvest, amounted to US$91.3 million (2004: US$112.8 million).

14. Subsidiary Companies

US$ millions	Company 2005	2004
Unlisted shares at cost	**1,115.2**	1,115.6
Less provision for impairment	**(368.4)**	(421.4)
Total	**746.8**	694.2

The Company's listed subsidiary companies are held through intermediate holding companies.

(A) Amounts due from subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 7.0 per cent per annum (2004: zero per cent to 5.0 per cent per annum) and not repayable within one year. The carrying value of the Company's amounts due from subsidiary companies approximates to their fair values.

(B) Amounts due to subsidiary companies are unsecured, interest-bearing at a range of zero per cent to 8.4 per cent per annum (2004: zero per cent to 8.4 per cent per annum) and not repayable within one year.

(C) Details of principal subsidiary companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(D) Metro Pacific group contributes to the Group's property and transportation business segment (refer to Note 4). Since the fourth quarter of 2001, it has been unable to meet its debt repayment obligations. Metro Pacific's ability to continue as a going concern is dependent on a number of factors, which includes its ability to settle or restructure its debt obligations, the availability of refinancing of debts and the success of its plan to revitalize its business and generate sufficient cash flows to ensure sustained and profitable operations. Metro Pacific had successfully reduced its parent company's debt obligations to Pesos 732 million (US$13.8 million) at 31 December 2005 from Pesos 11.7 billion (US$220.4 million) at 31 December 2001 when the debt reduction program was commenced. Out of the Pesos 732 million (US$13.8 million) outstanding debts at 31 December 2005, Pesos 525 million (US$9.9 million) are presently subject to final documentation and Metro Pacific expects that this Pesos 525 million (US$9.9 million) amount will be settled before the close of 2006.

Nenaco, a 99.0 per cent-owned subsidiary company of Metro Pacific, obtained approval for its corporate rehabilitation plan from the Manila Regional Trial Court on 4 October 2004. With the approval of the corporate rehabilitation plan, Nenaco will focus on enhancing its profitability by strengthening its marketing efforts and operational efficiencies.

15. Associated Companies

US$ millions	Consolidated 2005	2004 (Restated)
Shares at cost		
– Listed	**1,324.6**	1,266.7
– Unlisted	**44.1**	22.0
Share of post acquisition reserves	**(987.7)**	(1,132.1)
Loans to associated companies	**0.7**	12.3
Total	**381.7**	168.9

(A) At 31 December 2005, both the listed and unlisted investments were located outside Hong Kong.

(B) At 31 December 2005, the market valuation of listed investments was US$1,495.4 million (2004: US$1,002.7 million) and net dividends received and receivable were US$38.9 million (2004: Nil).

(C) Loans to associated companies are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of the loans to associated companies approximates to their fair values.

(D) Details of the Group's principal associated companies which, in the opinion of the Directors, materially affect the results or net assets of the Group, are set out on the inside back cover.

(E) Additional financial information in respect of the Group's principal associated company, PLDT, as prepared under HK GAAP, is set out below.

	PLDT	
US$ millions	**2005**	2004 (Restated)
Operating Results		
Turnover	**2,201.3**	2,053.7
Profit before taxation	**790.4**	484.7
Profit after taxation	**788.3**	392.6
Net profit	**580.9**	393.9
Net Assets		
Current assets	**952.4**	834.7
Long-term assets	**3,793.9**	4,228.5
Total Assets	**4,746.3**	5,063.2
Current liabilities	**(1,067.5)**	(1,016.8)
Long-term liabilities and provisions	**(2,369.3)**	(3,200.6)
Total Liabilities	**(3,436.8)**	(4,217.4)
Minority interest	**(21.9)**	(16.1)
Net assets at 31 December	**1,287.6**	829.7

(F) PLDT was incorporated under the law of the Philippines on 28 November 1928 to provide telephone services in the Philippines. PLDT's charter was initially limited to a period of 50 years but has since been extended twice for 25 years each, the last extension being for an additional 25-year period ending 2028. Under its amended charter, which became effective on 24 August 1991, PLDT is authorized to provide virtually every type of telecommunications service, both within the Philippines and between the Philippines and other countries. PLDT operates under the jurisdiction of the Philippine National Telecommunications Commission which jurisdiction extends, among other things, to approving major services offered by PLDT and certain rates charged by PLDT.

(G) The Group has discontinued the recognition of its share of losses of Prime Media Holdings, Inc. because the share of losses of this associated company fully eroded the Group's investment. The Group's unrecognized share of losses of this associated company for the current year and cumulatively was nil (2004: US$0.1 million) and US$7.9 million (2004: US$7.9 million), respectively.

16. Accounts Receivable, Other Receivables and Prepayments

US$ millions	Consolidated 2005	2004
Trade receivables	**173.3**	170.3
Other receivables	**107.9**	184.9
Prepayments	**17.2**	14.0
Total	**298.4**	369.2
Presented As:		
Non-current Portion	**11.7**	9.2
Current Portion	**286.7**	360.0
Total	**298.4**	369.2

The carrying amount of the current portion of accounts receivable, other receivables and prepayments approximates to their fair value. The fair value of non-current portion of accounts receivables, other receivables and prepayments is US$9.8 million (2004: US$9.2 million) which is determined based on cash flows discounted using a weighted average prevailing interest rate of 13.4 per cent (2004: 11.3 per cent). The weighted average effective interest rate of non-current portion of accounts receivable, other receivables and prepayments is 8.8 per cent (2004: 11.3 per cent).

An ageing profile of trade receivables is analyzed as follows:

US$ millions	Consolidated 2005	2004
0 to 30 days	**148.5**	145.5
31 to 60 days	**8.8**	6.0
61 to 90 days	**6.0**	12.2
Over 90 days	**10.0**	6.6
Total	**173.3**	170.3

As the Group's trade receivables relate to a large number of diversified customers, there is no concentration of credit risk.

Indofood allows export customers 60 days of credit and local customers an average of 30 days of credit. Metro Pacific collects contract receivables related to property sales by installments over periods ranging between one to five years.

17. Goodwill

US$ millions	Consolidated 2005	2004
Cost		
At 1 January		
As previously reported	**39.4**	19.7
Effect of adopting HKFRS 3 (Note 2(E)(k)(III))	**(2.9)**	–
As restated	**36.5**	19.7
Exchange translation	**(1.7)**	–
Additions		
– on acquisition of subsidiary companies (Note 33(D))	**4.4**	6.9
– balance of subsidiary companies acquired	**–**	2.1
– on increased investments in subsidiary companies	**–**	10.7
Reclassifications	**(6.5)**	–
At 31 December	**32.7**	39.4
Accumulated Amortization		
At 1 January		
As previously reported	**2.9**	1.4
Effect of adopting HKFRS 3 (Note 2(E)(k)(III))	**(2.9)**	–
As restated	**–**	1.4
Charge for the year	**–**	1.5
At 31 December	**–**	2.9
Net Book Amount at 31 December	**32.7**	36.5

(A) In 2004, goodwill not previously eliminated against the consolidated reserves was amortized on the straight-line basis over its estimated useful life of not more than 20 years.

(B) Goodwill is allocated to the Group's cash-generating units identified according to business and country of operation segment. All of the goodwill amounts at 31 December 2005 and 31 December 2004 relates to Indofood's businesses which contribute to the Group's consumer food products business segment located in Indonesia.

(C) The recoverable amounts of Indofood's businesses have been determined based on a value in use calculation using cash flow projections based on financial projections approved by Indofood's senior management covering a five-year period. The discount rates applied to cash flow projections ranges from 15.3 per cent to 18.3 per cent.

18. Prepaid Land Premiums

US$ millions	Consolidated **2005**	 2004 (Restated)
At 1 January		
As previously reported	**–**	–
Effect of adopting HKAS 17 (Note 2(B))	**45.5**	47.8
As restated	**45.5**	47.8
Exchange translation	**(4.0)**	(3.8)
Additions	**–**	3.7
Recognized during the year	**(4.2)**	(2.2)
Total prepaid land premiums	**37.3**	45.5
Current portion included in accounts receivable, other receivables and prepayments	**(2.8)**	(4.5)
At 31 December	**34.5**	41.0

US$ millions	**2005**	2004
Overseas, Held on:		
Leases of between 10 and 50 years	**32.3**	44.2
Leases of less than 10 years	**5.0**	1.3
	37.3	45.5

19. Available-for-sale Assets/Investments

US$ millions	Consolidated **2005**	 2004 (Restated)
Listed investments, at fair value:		
– Equity investments – Overseas	**47.5**	19.6
– Debentures with a fixed interest of 14.0 per cent (2004: 14.0 per cent) and a maturity date of 1 October 2014 (2004: 1 October 2014) – Overseas	**0.5**	1.8
Unlisted investment, at cost less impairment provisions:		
– Equity investment – Overseas	**6.1**	11.5
Unlisted investment, at fair value:		
– Club debentures – Hong Kong	**1.0**	–
Total	**55.1**	32.9
Presented As:		
Non-current Portion	**2.7**	11.5
Current Portion	**52.4**	21.4
Total	**55.1**	32.9

(A) The fair values of listed equity investments and debentures are based on quoted market prices. The fair values of unlisted investment in club debentures have been estimated by reference to recent market transaction prices. The Directors believe that the estimated fair values by reference to market prices, which are recorded in the carrying amounts of available-for-sale assets, and the related changes in fair values, which are recorded directly in the Group's equity, are reasonable, and that they are the most appropriate values at the balance sheet date.

(B) Unlisted equity investments with carrying amounts of US$3.2 million (2004: US$9.8 million) was pledged to secure certain of the Group's banking facilities.

20. Deferred Tax

The movements in deferred tax assets during the year are as follows:

US$ millions	Tax losses carried forward	Allowance for doubtful accounts	Others	**Consolidated Total**
Deferred Tax Assets				
At 1 January 2005	3.7	0.9	1.2	**5.8**
Exchange translation	(0.2)	–	–	**(0.2)**
Acquisition of subsidiary companies (Note 33(D))	0.1	–	1.2	**1.3**
Credit to the profit and loss (Note 7)	0.6	0.3	6.1	**7.0**
Transfer to provision for taxation (Note 27)	–	–	(1.1)	**(1.1)**
Reclassification	–	–	2.6	**2.6**
At 31 December 2005	**4.2**	**1.2**	**10.0**	**15.4**

US$ millions	Tax losses carried forward	Allowance for doubtful accounts	Others	Consolidated Total (Restated)
Deferred Tax Assets				
At 1 January 2004	6.2	0.9	0.4	7.5
Exchange translation	(0.5)	(0.1)	(1.6)	(2.2)
(Charge)/credit to the profit and loss (Note 7)	(2.0)	0.1	0.7	(1.2)
Transfer to provision for taxation (Note 27)	–	–	(0.3)	(0.3)
Reclassification	–	–	2.0	2.0
At 31 December 2004	3.7	0.9	1.2	5.8

The movements in deferred tax liabilities during the year are as follows:

US$ millions	Depreciation of property and equipment	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	**Consolidated Total**
Deferred Tax Liabilities					
At 1 January 2005	(78.5)	(38.4)	(4.1)	9.2	**(111.8)**
Exchange translation	4.3	2.1	–	1.5	**7.9**
Acquisition of subsidiary companies (Note 33(D))	–	–	–	(3.7)	**(3.7)**
(Charge)/credit to the profit and loss (Note 7)	(4.8)	(3.8)	1.0	2.9	**(4.7)**
Transfer to/(from) provision for taxation (Note 27)	–	–	1.4	(0.6)	**0.8**
Reclassification	–	–	–	(2.6)	**(2.6)**
At 31 December 2005	**(79.0)**	**(40.1)**	**(1.7)**	**6.7**	**(114.1)**

US$ millions	Depreciation of property and equipment	Change in fair value of plantations	Withholding tax on undistributed earnings of subsidiary and associated companies	Others	Consolidated Total (Restated)
Deferred Tax Liabilities					
At 1 January 2004	(76.2)	(41.9)	(9.3)	8.1	(119.3)
Exchange translation	7.0	3.7	–	(1.0)	9.7
Acquisition of subsidiary companies	–	–	–	(3.4)	(3.4)
Increased investments in subsidiary companies	–	–	–	(0.9)	(0.9)
(Charge)/credit to the profit and loss (Note 7)	(9.3)	(0.2)	4.5	4.9	(0.1)
Transfer to provision for taxation (Note 27)	–	–	0.7	3.5	4.2
Reclassification	–	–	–	(2.0)	(2.0)
At 31 December 2004	(78.5)	(38.4)	(4.1)	9.2	(111.8)

At 31 December 2005, tax losses available to reduce future income tax, arising in the entities to which they relate, amounted to US$55.0 million (2004: US$73.9 million) in respect of non-Hong Kong tax losses, and US$39.1 million (2004: US$40.7 million) in respect of Hong Kong tax losses. The non-Hong Kong tax losses are available for offsetting against future taxable profits of the companies in which the losses arose for 3 to 5 years, whereas Hong Kong tax losses are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. No deferred tax assets have been recognized in respect of these losses as they have arisen in subsidiary companies that have been loss-making for some time. Except for this, deferred tax assets have been properly recognized.

There are no income tax consequences attaching to the payment of dividends by the Company to its shareholders.

21. Other Non-current Assets

US$ millions	Consolidated **2005**	2004
Assets not yet used in operation	**36.4**	42.0
Claims for tax refund	**42.2**	34.3
Deferred charges	**22.1**	15.6
Advances and deposits for purchases	**4.2**	14.6
Currency swap assets, net	**–**	130.1
Others	**25.9**	5.8
Total	**130.8**	242.4

Assets not yet used in operation represents certain of Indofood's properties which have been acquired but not yet used in operation.

Claims for tax refund relates to advance tax payment made by Indofood in respect of wheat importation which is creditable against Indofood's corporate income tax payable.

Deferred changes mainly represents deferred costs and expenses relating to Indofood's arrangements for the lease of land.

Advances and deposits for purchases mainly relates to Indofood's payments made to suppliers and contractors in relation to the purchase of raw materials and capital equipments.

The balance of currency swap assets (net) at 31 December 2004 relates to Indofood's hedging program. The amount was derecognized in March and April 2005 upon Indofood's termination of the related currency swap contracts.

22. Cash and Cash Equivalents

US$ millions	Consolidated **2005**	2004	Company **2005**	2004
Cash at banks and in hand	**133.2**	186.6	**26.4**	27.0
Short-term time deposits	**162.8**	–	**162.8**	–
Total	**296.0**	186.6	**189.2**	27.0

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short-term time deposits are made for varying periods of between seven day and one month depending on the immediate cash requirements of the Group, and earn interest at the respective short-term time deposit rates. The carrying amounts of the cash and cash equivalents approximate to their fair values.

23. Inventories

US$ millions	Consolidated **2005**	2004
Raw materials	**177.2**	159.3
Work in progress	**5.6**	6.1
Finished goods	**91.0**	81.0
Properties held for sale	**29.2**	35.0
Total	**303.0**	281.4

(A) Principal properties held by Metro Pacific group for sale, included in properties held for sale, at 31 December 2005 are as follows:

Location	Group's Economic interest (%)	Approximate gross development area (sq.m.)[i]	Type	Status	Estimated completion date
Laguna (Escudero)	23.4	4,000,000	F	Planning	–
Costa de Madera, San Juan, Batangas	34.7	3,720,000	R, Ro	Planning	–
Lakewood, Cabanatuan	5.3	3,036,358	R	Under construction	2007
Batulao, Batangas	75.5	2,107,050	R	Planning	–
Calasiao, Pangasinan	31.0	1,860,000	R	Planning	–
Calatagan, Batangas	23.4	618,217	R, Ro	Under construction	2011
Lemery, Batangas	38.5	604,643	F	Under construction	2006
Punta Fuego 1, Batangas	21.2	452,603	R, Ro	Under construction	2006
San Pablo, Laguna (Monte Lago)	23.4	330,000	R	Under construction	2009
Stonecrest, San Pedro, Laguna	19.6	297,821	R	Under construction	2006
Talisay, Cebu	18.9	274,591	R	Under construction	2006
Urdaneta, Pangasinan	6.0	254,804	R	Under construction	2007
Punta Fuego 2, Batangas	13.6	236,927	R, Ro	Under construction	2006
Silang, Cavite (Ponderosa)	22.7	185,064	F	Under construction	2006
Nasugbo, Batangas (Lhuiller)	13.6	145,000	R, Ro	Under construction	2008
Waterwood, Bulacan	25.7	59,071	R	Under construction	2006
Lucena City, Quezon	62.7	40,706	R	Completed	–
Legaspi City, Albay	18.9	36,505	C	Under construction	2008
Nasugbu, Batangas (Amara Condo)	23.4	11,210	H	Under construction	2008
Punta Fuego 2 – expansion, Batangas	13.6	430	F	Under construction	2006

R = Residential, F = Farm, Ro = Resort, C = Commercial, H = Hotel

(i) *Total area for sale as subdivisions and land designated for parks and open spaces.*

(B) At 31 December 2005, inventories with a carrying amount of US$12.6 million (2004: US$11.6 million) have been pledged as security for certain of the Group's liabilities.

24. Non-current Assets Held for Sale

The amount represents two of the vessels held by Nenaco planned to be sold in 2006.

25. Accounts Payable, Other Payables and Accruals

US$ millions	Consolidated **2005**	2004
Trade payables	**172.7**	145.1
Accrued expenses	**44.8**	49.7
Other payables	**61.1**	69.5
	278.6	264.3

An ageing profile of trade payables is analyzed as follows:

US$ millions	Consolidated **2005**	2004
0 to 30 days	**160.8**	121.2
31 to 60 days	**1.7**	7.4
61 to 90 days	**1.3**	5.6
Over 90 days	**8.9**	10.9
Total	**172.7**	145.1

All of the accounts payable, other payables and accruals are expected to be settled within one year. The carrying amounts of the Group's accounts payable, other payables and accruals approximate to their fair values.

26. Borrowings

US$ millions	Effective interest rate (%)	Maturity	Notes	Consolidated **2005**	2004
Short-term					
Bank loans	8.9 – 18.0	2006		**221.3**	172.1
Other loans	2.5 – 13.5	2006	(A)	**123.7**	116.8
Subtotal				**345.0**	288.9
Long-term					
Bank loans	8.0 – 18.0	2007 – 2012	(B)	**57.9**	91.0
Other loans	2.5 – 13.5	2007 – 2010	(C)	**686.3**	670.2
Subtotal				**744.2**	761.2
Total				**1,089.2**	1,050.1

The balance of short-term borrowings includes US$124.0 million (2004: US$154.7 million) of current portion of long-term borrowings.

The maturity profile of the Group's borrowings is as follows:

US$ millions	Bank loans 2005	Bank loans 2004	Other loans 2005	Other loans 2004	Consolidated Total 2005	Consolidated Total 2004
Not exceeding one year	**221.3**	172.1	**123.7**	116.8	**345.0**	288.9
More than one year but not exceeding two years	**0.5**	67.0	**151.8**	115.8	**152.3**	182.8
More than two years but not exceeding five years	**1.7**	15.8	**516.9**	545.5	**518.6**	561.3
More than five years	**55.7**	8.2	**17.6**	8.9	**73.3**	17.1
Total	**279.2**	263.1	**810.0**	787.0	**1,089.2**	1,050.1
Representing amounts repayable						
– *wholly within five years*	**223.5**	254.9	**792.4**	778.1	**1,015.9**	1,033.0
– not wholly within five years	**55.7**	8.2	**17.6**	8.9	**73.3**	17.1
Total	**279.2**	263.1	**810.0**	787.0	**1,089.2**	1,050.1

The carrying amounts of the borrowings are denominated in the following currencies:

US$ millions	Consolidated 2005	2004
Rupiah	**542.8**	534.7
U.S. dollar	**501.7**	465.3
Peso	**44.7**	50.1
Total	**1,089.2**	1,050.1

An analysis of the carrying amounts of borrowings into fixed and variable interest rate is as follows:

US$ millions	Consolidated 2005	2004
Fixed interest rate	**703.4**	830.0
Variable interest rate	**385.8**	220.1
Total	**1,089.2**	1,050.1

The carrying amounts and fair values of the long-term borrowings are as follows:

US$ millions	Carrying amounts 2005	Carrying amounts 2004	Fair values 2005	Fair values 2004
Bank loans	**57.9**	91.0	**60.6**	90.3
Other loans	**686.3**	670.2	**724.1**	694.8
Total	**744.2**	761.2	**784.7**	785.1

The fair values are based on published price quotations for listed notes and bonds issued by the Group and projected cash flows discounted using the borrowings rates ranging from 8.0 per cent to 12.5 per cent (2004: 7.2 per cent to 15.7 per cent) for the other fixed interest rate borrowings. The carrying amounts of the Group's variable interest rate borrowings approximate to their fair values due to frequent repricing.

The carrying amounts of short-term borrowings approximate to their fair value.

Details of borrowings are set out below.

(A) Short-term Other Loans

The balance includes US$107.3 million of bonds (2004: US$112.6 million) (with a face value of US$108.0 million (2004: US$113.0 million)) issued by CAB Holdings Limited (CAB), a wholly-owned subsidiary company of the Company. These bonds were issued by CAB, on 29 July 2003, totaling US$115.0 million, bear interest at 8.25 per cent payable semi-annually in arrears, mature on 29 July 2006 at their aggregate principal amount and are secured by the Group's 51.5 per cent (2004: 51.5 per cent) interest in Indofood held by CAB and, subject to certain limitations and conditions, are guaranteed by the Company. During 2003, one of the Company's wholly-owned subsidiary companies repurchased US$2.0 million face value of the bonds, which were then canceled in 2004. During 2005, CAB repurchased US$5.0 million face value of the bonds at 102.875 per cent of its face value and canceled them during the year.

(B) Long-term Bank Loans

The balance includes a US$49.3 million (with a face value of US$50.0 million) bank loan (2004: Nil) secured by the Group's 1.7 per cent interest in PLDT, subject to a variable LIBOR (London Inter-bank Offer Rates) based interest rate, which is repayable in November 2012.

(C) Long-term Other Loans

The balance principally includes US$193.1 million (with a face value of US$199.0 million) Exchangeable Notes (2004: Nil) issued by First Pacific Finance Limited (FPF), a wholly-owned subsidiary company of the Company, and various bonds issued by Indofood.

(a) Details of the Exchangeable Notes issued by FPF are summarized as follows:

On 18 January 2005, the Company issued US$199.0 million five-year zero coupon Exchangeable Notes through FPF. The Exchangeable Notes are unsecured obligations of FPF and are unconditionally and irrevocably guaranteed by the Company.

The Exchangeable Notes have a yield to maturity of 5.625 per cent per annum. Unless previously redeemed, exchanged, or purchased and cancelled, FPF will redeem the Exchangeable Notes at 131.97 per cent of their principal amount on 18 January 2010. Noteholders have the option to put the Exchangeable Notes to FPF at 118.11 per cent of their principal amount value on the third anniversary of the Exchangeable Notes.

The Exchangeable Notes carry an initial conversion premium of 21 per cent, which translates the conversion price into US$29.33 per PLDT share. Assuming full exchange of the Exchangeable Notes, the Exchangeable Notes will be exchangeable into approximately 3.8 per cent of the total common shares issued by PLDT.

(b) Details of the bonds issued by Indofood are summarized as follows:

(I) US$151.7 million five-year Eurobonds (with a face value of US$153.7 million, which represents the original amount issued in June 2002 of US$280.0 million less repurchase of the bonds with a face value of US$126.3 million made during 2005) (2004: US$278.6 million), with a coupon rate of 10.375 per cent, payable semi-annually, and mature in June 2007;

(II) Rupiah 1.2 trillion (US$123.4 million) of Rupiah bonds (which represents the original amount issued in June 2003 of Rupiah 1.5 trillion (US$152.6 million) less repurchase of the bonds with a face value of Rupiah 0.3 trillion (US$30.3 million) during 2005) (2004: US$161.5 million), with a coupon rate of 13.5 per cent, payable quarterly, and mature in June 2008; and

(III) Rupiah 1.0 trillion (US$98.8 million) of Rupiah bonds (which represents the original amount issued in July 2004 of Rupiah 1.0 trillion (US$101.7 million) less repurchase of the bonds with a face value of Rupiah 24 billion (US$2.4 million) during 2005) (2004: US$107.6 million), with a coupon rate of 12.5 per cent, payable quarterly, and mature in July 2009.

(D) Pledge of Assets

At 31 December 2005, total borrowings include secured bank and other borrowings of US$187.5 million (2004: US$182.2 million). Such bank and other borrowings were secured by the Group's property and equipment, available-for-sale assets/ investments and inventories equating to a net book value of US$45.2 million (2004: US$44.8 million) and the Group's interests of 51.5 per cent (2004: 51.5 per cent) in Indofood and 1.7 per cent (2004: 3.2 per cent) in PLDT, respectively.

27. Provision for Taxation

US$ millions	Consolidated **2005**	2004
At 1 January	**26.2**	36.8
Exchange translation	**(1.2)**	(4.2)
Acquisition of subsidiary companies	**–**	0.6
Provision for taxation on estimated assessable profits for the year (Note 7)	**28.9**	30.6
Transfer (to)/from deferred taxation (Note 20)	**(0.3)**	3.9
Total	**53.6**	67.7
Tax paid	**(42.4)**	(41.5)
At 31 December	**11.2**	26.2

28. Deferred Liabilities and Provisions

US$ millions	Pension	Deferred income	Long-term payables	Others	Consolidated **Total 2005**	Total 2004 (Restated)
At 1 January	40.9	28.3	39.6	16.4	**125.2**	129.6
Exchange translation	(2.1)	0.1	1.4	0.1	**(0.5)**	(5.1)
Additions	22.5	0.1	5.2	3.1	**30.9**	9.4
Payment and utilization	(10.1)	(2.5)	(11.9)	(3.3)	**(27.8)**	(27.8)
Reclassification	–	–	(19.8)	–	**(19.8)**	19.1
At 31 December	51.2	26.0	14.5	16.3	**108.0**	125.2
Presented As:						
Current Portion	1.0	1.3	3.6	9.4	**15.3**	18.1
Non-current Portion	50.2	24.7	10.9	6.9	**92.7**	107.1
Total	51.2	26.0	14.5	16.3	**108.0**	125.2

Pension relates to accrued liabilities in relation to retirement schemes and long service payments.

Deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for service agreement (Note 37(D)) and the unrealized gross profit arising on property sales.

Long-term payables relate to Metro Pacific's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property and equipment.

Others mainly relate to provisions for warranty claims.

29. Share Capital

US$ millions	Consolidated and Company 2005	2004
Authorized		
5,000,000,000 (2004: 5,000,000,000) ordinary shares of U.S. 1 cent each	**50.0**	50.0
Issued and fully paid		
3,188,833,003 (2004: 3,185,993,003) ordinary shares of U.S. 1 cent each	**31.9**	31.9

During the year, 2,840,000 share options were exercised at the exercise price of HK$1.76 per share, resulting in the issue of 2,840,000 new ordinary shares of U.S. 1 cent each for a total cash consideration of HK$5.0 million (US$0.6 million). Details of the Company's share option scheme are set out in Note 36(D) (a) to the Financial Statements.

30. Other Reserves

An analysis of the Group's exchange reserve, by principal operating company, is set out below.

US$ millions	Consolidated 2005	2004 (Restated)
PLDT	**(29.3)**	(50.4)
Indofood	**(25.0)**	(11.6)
Others	**3.4**	2.2
Total	**(50.9)**	(59.8)

An analysis of the accumulated reserves of associated companies, included within the consolidated reserves, is set out below.

US$ millions	Consolidated 2005	2004 (Restated)
Revenue reserve	**(962.4)**	(1,081.7)
Exchange reserve	**(29.3)**	(50.4)
Unrealized gains on cash flow hedges	**4.0**	–
Total	**(987.7)**	(1,132.1)

The contributed surplus of the Company arose from a reorganization of the Group in 1988 and represents the difference between the nominal value of the share capital issued by the Company and the aggregate net asset value of the subsidiary companies acquired at the date of acquisition. Under the Companies Act 1981 of Bermuda (as amended), the Company may make distributions to its shareholders out of the contributed surplus provided certain conditions are met.

31. Minority Interest

An analysis of the Group's minority interest, by principal operating company, is set out below.

US$ millions	Consolidated 2005	2004 (Restated)
Indofood	**296.1**	335.6
Metro Pacific	**27.8**	28.1
Total	**323.9**	363.7

32. Derivative Liability

Derivative liability represents the fair value of the option embedded within the Exchangeable Notes issued by FPF. Details regarding the issue of the Exchangeable Notes is set out in Note 26(C)(a).

The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39. Upon the initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$39.3 million on a mark-to-market basis at 31 December 2005, reflecting primarily the change in PLDT share price. The US$25.4 million increase in fair value of the option during 2005 was recognized and charged to the profit and loss statement.

33. Notes to the Consolidated Cash Flow Statement

(A) Increased Investments in Associated Companies

The cash outflows of US$57.3 million mainly relates to the Group's increased interest in PLDT by approximately 1.1 per cent.

(B) Acquisition of Associated Companies

The cash outflows of US$17.6 million mainly relates to the Group's acquisition of a 25.0 per cent interest in Level Up in March 2005 and an associated company formed by Indofood.

(C) Deposits for acquisition and increased investments in subsidiary companies

The cash outflows of US$14.9 million mainly represent deposits made by PT Salim Ivomas Pratama (SIMP), a 80 per cent owned subsidiary company of Indofood, for the acquisition of convertible bonds issued by PT Sarana Inti Pratama, a palm breading and research management company. 2004's cash outflow of US$39.1 million represents Indofood's deposits, for acquiring convertible bonds issued by PT Bina Makna Indopratama (Bina Makna) and the acquisition of two oil palm plantation companies.

(D) Acquisition of Subsidiary Companies

US$ millions	Indofood's acquisition of Silveron Investments Limited (SIL) and its subsidiary companies	Indofood's acquisition of PT Kebun Mandiri Sejahtera (KMS)	Others	**2005 Total**	2004 Indofood's acquisition of Perfect Wealth Investments Limited and its subsidiary company
Consideration					
Cash and cash equivalents	1.8	7.7	0.1	**9.6**	28.4
Accounts receivable, other receivables and prepayments (Current)	16.7	–	–	**16.7**	–
Total	18.5	7.7	0.1	**26.3**	28.4
Net Assets					
Property and equipment (Note 12)	1.7	0.7	0.3	**2.7**	20.8
Plantations (Note 13)	13.7	4.4	–	**18.1**	–
Goodwill	–	–	–	**–**	2.1
Deferred tax assets (Note 20)	0.6	0.7	–	**1.3**	0.7
Other non–current assets	1.9	–	–	**1.9**	–
Cash and cash equivalents	2.6	0.5	0.3	**3.4**	2.8
Accounts receivable, other receivables and prepayments (Current)	0.5	4.9	1.8	**7.2**	8.5
Inventories	0.1	0.3	0.8	**1.2**	5.8
Accounts payable, other payables and accruals	(0.8)	(0.3)	(3.1)	**(4.2)**	(6.4)
Short–term borrowings	(1.1)	–	–	**(1.1)**	(1.1)
Provision for taxation	–	–	–	**–**	(0.6)
Long–term borrowings	(1.4)	–	–	**(1.4)**	–
Deferred tax liabilities (Note 20)	(3.7)	–	–	**(3.7)**	(3.4)
Minority interest	–	(0.8)	–	**(0.8)**	(7.7)
Total Net Assets Acquired at Fair Value	14.1	10.4	0.1	**24.6**	21.5
Goodwill/(Excess over the Cost of a Business Combination) (Note 17)	4.4	(2.7)	–	**1.7**	6.9
Net Inflow/(Outflow) of Cash and Cash Equivalents per Consolidated Cash Flow Statement	0.8	(7.2)	0.2	**(6.2)**	25.6

In June 2005, SIMP completed the acquisition of 100 per cent interest in SIL at a consideration of Rupiah 175 billion (US$18.5 million). SIL has 100 per cent direct and indirect equity interests in PT Kebun Ganda Prima and PT Citranusa Intisawit, respectively, which are both engaged in the operations of oil palm plantations in Indonesia.

In November 2005, SIMP acquired a 93.4 per cent interest in KMS, a rubber plantation company for a consideration of Rupiah 75 billion (US$7.7 million).

Since the date of acquisitions, SIL incurred a loss for the year of US$0.5 million and KMS had a profit for the year of US$0.1 million, which was included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2005, the turnover and profit for the year of the Group for the year ended 31 December 2005 would have been US$1,987.8 million and US$138.8 million, respectively. The subsidiary companies acquired during the year had net cash outflows from operating activities and investing activities, respectively, of US$0.2 million and US$3.3 million, and received US$3.2 million in respect of financing activities during the year.

(E) Acquisition of Convertible Bonds

The cash outflows of US$5.2 million represents the acquisition by SIMP of convertible bonds issued by PT Tahta Bahtera (TB), a shipping company. The bonds had been converted into a 90.9 per cent equity interest in TB by SIMP in January 2006.

(F) Increased Investments in Subsidiary Companies

The cash outflows of US$4.9 million represent a remaining 20 per cent balance of payment (equivalent to Rupiah 48 billion) for Indofood's increased interest in four of its oils and distribution subsidiary companies, PT Bitung Menado Oil Industry, PT Intiboga Sejahtera, PT Sawitra Oil Grains and PT Indomarco Adi Prima, from approximately 80.0 per cent to 100 per cent through the acquisition and conversion of convertible bonds issued by Bina Makna and acquisition of the remaining minority interest of Bina Makna. In 2004, Indofood has made a 80 per cent deposit (equivalent to Rupiah 192 billion or US$21.4 million) for this acquisition, which has been included in 2004's cash flow statement as deposits for acquisition and increased investments in subsidiary companies. 2004's cash outflow of US$16.9 million principally represents payments made by Indofood for increasing its interest in a food seasonings subsidiary company, PT Indosentra Pelangi, from 70.0 per cent to 92.2 per cent.

(G) Restricted Cash

At 31 December 2005, the Group had US$4.7 million (2004: US$9.2 million) of cash which was restricted as to use. All of this US$4.7 million (2004: US$4.5 million) amount is expected to be released within one year from 31 December 2005 and required to be classified as current assets.

(H) Major Non-cash Transaction

During the year, Metro Pacific settled approximately Pesos 500 million (US$9.1 million) of borrowings through the transfer of available-for-sale assets and other property assets to its creditors.

34. Commitments and Contingent Liabilities

(A) Capital Expenditure

US$ millions	Consolidated **2005**	2004
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**15.1**	19.1
Contracted, but not provided for	**7.5**	9.1
Total	**22.6**	28.2

The Group's capital expenditure commitments principally relate to Indofood's purchase of property, machinery and equipment.

The Company has no commitments in respect of capital expenditures (2004: Nil).

(B) Leasing Commitments

At 31 December 2005, the Group had total future minimum lease payments under non-cancelable operating leases falling due as follows.

US$ millions	Consolidated 2005	2004
Land and Buildings		
– Within one year	**3.5**	2.1
– Between two and five years inclusive	**9.8**	7.0
– After five years	**4.2**	1.0
Subtotal	**17.5**	10.1
Hire of Plant and Equipment and Others		
– Within one year	**0.5**	0.5
– Between two and five years inclusive	**1.0**	1.3
– After five years	**0.2**	0.2
Subtotal	**1.7**	2.0
Total	**19.2**	12.1

At 31 December 2005, the Company did not have any leasing commitments (2004: Nil).

(C) Contingent Liabilities

At 31 December 2005, neither the Group nor the Company had any significant contingent liabilities (2004: Nil).

35. Employee Information

(A) Remuneration

US$ millions	2005	2004 (Restated)
Basic salaries	**142.1**	141.2
Bonuses	**23.4**	19.4
Benefits in kind	**19.5**	21.0
Pension contributions	**8.4**	7.7
Equity-settled share option expense	**5.2**	4.4
Total	**198.6**	193.7
Average Number of Employees	**47,881**	48,110

The above includes the remuneration of the Directors. Detailed disclosures in respect of Directors' remuneration are set out in Note 36(A) to the Financial Statements.

(B) Retirement Benefits

The Group operates both defined contribution and defined benefit schemes covering approximately 22,001 (2004: 24,653) employees.

(a) Defined Contribution Schemes

The Group operates six (2004: six) defined contribution schemes covering approximately 20,686 (2004: 23,469) employees. The assets of these schemes are held separately from the Group and are administered by independent trustees. Contributions to the schemes, either by the Group or by the employees, are determined by reference to the employees' salaries and length of service and range from zero per cent to 10 per cent (2004: zero per cent to 10 per cent). Under the terms of the schemes, the Group cannot be requested to make additional payments over and above these levels of contributions. In three (2004: three) of the schemes, forfeited contributions may be used to reduce the existing levels of employer contributions and, in 2005, no amounts (2004: Nil) were used for this purpose. At 31 December 2005, the forfeited contributions had been fully utilized.

(b) Defined Benefit Schemes

The Group operates four (2004: two) defined benefit schemes covering approximately 1,315 (2004: 1,184) employees. The assets of three of these schemes are held separately from the Group and are administered by independent trustees. Benefits are determined by reference to employees' final salaries and length of service, and the schemes have undergone independent valuations. These actuarial valuations, performed by PT Jasa Aktuaria Praptasentosa Gunajasa's actuary (a member of the Fellow Society of Actuary of Indonesia and Expert in Life Insurance in Indonesia) and Actuarial Advisers, Inc. and Mr. Orlando J. Manalang, FASP (members of Actuarial Society of the Philippines), were based on the projected unit credit method. The plan assets do not include any financial instruments of the Group or property occupied by, or other assets used by, the Group. At 31 December 2005, the Group's level of funding in respect of its defined benefit schemes was 45.8 per cent (2004: 55.3 per cent).

The amount of deficit under defined benefit schemes included in the balance sheet is as follows:

	Consolidated	
US$ millions	**2005**	2004
Present value of defined benefit obligations	**11.0**	9.0
Fair value of plan assets	**(6.2)**	(6.4)
Liability in Balance Sheet	**4.8**	2.6

The movements of defined benefit liability during the year are as follows:

	Consolidated	
US$ millions	**2005**	2004
At 1 January	**2.6**	4.2
Exchange translation	**(0.1)**	(0.2)
Net pension scheme cost recognized in the profit and loss statement	**3.5**	1.0
Payment	**(1.2)**	(2.4)
At 31 December	**4.8**	2.6

The amount recognized in the profit and loss statement is analyzed as follows:

US$ millions	Consolidated 2005	2004
Current service cost	**0.4**	0.4
Past service cost	**3.5**	0.5
Expected return on plan assets	**(0.5)**	(0.7)
Net actuarial losses recognized in the year	**0.1**	0.8
Total Included in Employee Remuneration (within Administrative expenses)	**3.5**	1.0
Actual Return on Plan Assets	**8%**	9%

Principal actuarial assumptions (weighted average) at 31 December are as follows:

	2005	2004
Discount rate	**11%**	9%
Expected return on plan assets	**10%**	9%
Future salary increases	**7%**	6%
Future pension increases	**7%**	6%
Average remaining working lives of employees (years)	**12**	12

(C) Loans to Officers

During 2005 and 2004, there were no loans made by the Group to officers which require disclosure pursuant to Section 161B of the Hong Kong Companies Ordinance.

36. Director and Senior Executive Remuneration

(A) Directors' Remuneration

The table below shows the remuneration of Directors on an individual named basis.

Directors' Remuneration – 2005

US$'000	Non-performance based			Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2005 Total
	Salaries	Other benefits	Pension contributions					
Chairman								
Anthoni Salim	435	–	–	–	–	–	–	**435**
Executive Directors								
Manuel V. Pangilinan *(Managing Director and Chief Executive Officer)*	1,467	210	91	1,008	1,224	–	–	**4,000**
Edward A. Tortorici	900	195	1,164	–	1,224	–	–	**3,483**
Robert C. Nicholson	933	21	2	467	941	–	–	**2,364**
Non-Executive Directors								
His Excellency Albert F. del Rosario	–	–	–	–	119	25	–	**144**
Sutanto Djuhar	–	–	–	–	–	–	–	**–**
Tedy Djuhar	–	–	–	–	–	–	–	**–**
Ibrahim Risjad	–	–	–	–	–	–	–	**–**
Benny S. Santoso	–	–	–	–	119	–	–	**119**
Independent Non-Executive Directors								
Graham L. Pickles	–	–	–	–	119	65	–	**184**
Edward K.Y. Chen *(GBS, CBE, JP)*	–	–	–	–	119	55	–	**174**
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	–	–	–	–	119	30	77	**226**
Total	3,735	426	1,257	1,475	3,984	175	77	**11,129**

Directors' Remuneration – 2004

US$'000	Non-performance based			Performance based payments[i]	Equity-settled share option expense	Fees[ii]	Emoluments[iii]	2004 (Restated) Total
	Salaries	Other benefits	Pension contributions					
Chairman								
Anthoni Salim	–	–	–	–	–	–	–	–
Executive Directors								
Manuel V. Pangilinan *(Managing Director and Chief Executive Officer)*	1,480	189	76	1,003	939	–	–	3,687
Edward A. Tortorici	837	128	261	1,169	939	–	–	3,334
Robert C. Nicholson	749	2	1	375	721	–	–	1,848
Non-Executive Directors								
His Excellency Albert F. del Rosario	–	26	–	–	165	25	–	216
Sutanto Djuhar	–	–	–	–	–	–	–	–
Tedy Djuhar	–	–	–	–	–	–	–	–
Ibrahim Risjad	–	–	–	–	–	–	–	–
Benny S. Santoso	–	–	–	–	165	–	–	165
Independent Non-Executive Directors								
Graham L. Pickles	–	–	–	–	165	55	–	220
Edward K.Y. Chen *(GBS, CBE, JP)*	–	–	–	–	165	55	–	220
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	–	–	–	–	165	35	77	277
Total	3,066	345	338	2,547	3,424	170	77	9,967

(i) *Performance based payments comprise performance bonus and long-term monetary incentive awards.*
(ii) *For meetings attended.*
(iii) *For consultancy services provided to the Company.*

Included within total Directors' remuneration is an amount of US$0.8 million (2004: US$0.9 million) paid by PLDT, an associated company, in respect of the services of the Managing Director and Chief Executive Officer.

(B) Senior Executives' Remuneration

As similar remuneration schemes operate for the senior executives of the Group, their remuneration may exceed that of the Company's Directors. Two (2004: Two) senior executives were among the Group's five highest earning employees. The remaining three (2004: three), of the five highest earning employees, are the Company's Directors.

US$ millions	**2005**	2004 (Restated)
Non-performance based		
– Salaries and benefits	**0.6**	0.6
Performance based		
– Bonuses and long-term monetary incentive awards	**0.2**	0.2
Equity-settled share option expense	**0.6**	0.4
Total	**1.4**	1.2

The table below shows the remuneration of the two (2004: two) senior executives who were among the Group's five highest earning employees in 2005.

Remuneration bands	**2005 Number**	2004 (Restated) Number
US$509,001 – US$573,000	**–**	1
US$637,001 – US$701,000	**1**	1
US$701,001 – US$765,000	**1**	–
Total	**2**	2

(C) Key Management Personnel Compensation

	Consolidated	
US$ millions	**2005**	2004
Non-performance based		
– Salaries and benefits	**11.0**	10.3
– Pension contributions	**1.4**	0.4
Performance based		
– Bonuses and long-term monetary incentive awards	**3.4**	4.4
Equity-settled share option expense	**5.2**	4.4
Total	**21.0**	19.5

(D) Share Options

Particulars of the share options of the Company and its subsidiary company granted to the Directors and senior executives of the Company and its subsidiary company at 31 December 2005 are set out below.

(a) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2005	Share options exercised during the year	Share options held at 31 December 2005	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	-	**31,800,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	31,800,000	-	**31,800,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	-	**24,500,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Non-Executive Directors										
His Excellency Albert F. del Rosario	2,840,000	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Independent Non-Executive Directors										
Graham L. Pickles	2,840,000	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen *(GBS, CBE, JP)*	2,840,000	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
David W.C. Tang *(OBE, Chevalier de L'Ordre des Arts et des Lettres)*	2,840,000	(2,840,000)	**-**	1.76	1.76	2.65 to 2.70	1 June 2004	June 2005	June 2005	-
Senior Executives	32,286,000	-	**32,286,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Total	**134,586,000**	**(2,840,000)**	**131,746,000**							

At the AGM held on 24 May 2004, the Company's shareholders approved a share option scheme (the Scheme) under which the Directors may, at their discretion, at any time during the period of the Scheme, grant to directors and executives of the Company share options of the Company as part of the Company's long-term incentive program. The Scheme, which complies with the provisions set out in Chapter 17 of the Listing Rules, became effective on 24 May 2004. The Scheme will be valid for ten years and will expire on 23 May 2014.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the Company's issued share capital, excluding any shares issued on the exercise of options at any time. The maximum number of shares in respect of which options may be granted under the Scheme to any one participant in any 12-month period is limited to one per cent of the aggregate number of shares of the Company in issue at the time of the proposed grant of options to such participant.

The exercise price in relation to each share option offer shall be determined by the Directors at their absolute discretion, but in any event shall not be less then the highest of (i) the closing price of the Company's shares as stated in the daily quotation sheet of SEHK on the date of grant; (ii) the average closing price of the Company's shares as stated in the daily quotation sheets of SEHK for the five trading days immediately preceding the date of grant; and (iii) the nominal value of a Company's share on the date of grant. The terms of the Scheme provide that subject to any other restrictions on vesting imposed by the Directors, share options may be exercised under the Scheme at any time from the date of acceptance until the date of expiry. All options presently outstanding under the Scheme are subject to certain restrictions on exercise including a prohibition on exercise at any time during the period commencing one year after the date on which any option is accepted. Options which lapse or are cancelled prior to their expiry date are deleted from the register of options.

On 1 June 2004, 134,586,000 share options under the Company's Scheme were granted. The average fair value of options granted as calculated by Watson Wyatt Hong Kong Limited, based on the binomial model, was HK$0.849 or an aggregate value of US$14.6 million for all options granted. The assumptions used were as follows:

Share price at date of grant	HK$1.76
Exercise price	HK$1.76
Expected volatility (based on historical volatility of the Company's shares commensurate with the average expected life of the options granted)	55 per cent
Option life	10 years
Expected dividend yield	1 per cent per annum
Average risk-free interest rate (based on Hong Kong Exchange Fund Notes)	4.06 per cent per annum

Taking into account the expected turnover rate of Directors and senior executives and early exercise behavior, the average expected life of the options granted was estimated to be 6.61 years. The early exercise behavior assumes that option holders will exercise the options when the share price is at least 75 per cent higher than the exercise price.

The binomial model, applied for determining of the estimated values of the share options granted under the Company's Scheme, was developed for use in estimating the fair value of traded options that are fully transferable. Such an option pricing model requires input of highly subjective assumptions, including the expected stock price volatility. As the Company's share options have characteristics significantly different from those of traded options, changes in the subjective input assumptions can materially affect the estimated value of the options granted.

Details of the Group's accounting policy in respect of share options granted are set out in Note 2(E)(p)(III) to the Financial Statements.

(b) Particulars of Metro Pacific's Share Option Schemes

METRO PACIFIC	Share options held at 1 January 2005	Share options canceled during the year	Share options held at 31 December 2005	Share option exercise price (Peso)	Market price at date of grant (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	5,027,259	(5,027,259)	-	1.91	2.37	16 April 1995	April 1996	April 2005
	3,990,000	(3,990,000)	-	1.91	2.37	1 August 1995	August 1996	August 2005
	315,684	-	**315,684**	3.46	3.57	1 August 1997	August 1997	August 2007
Total	**9,332,943**	**(9,017,259)**	**315,684**					

On 15 May 1990, Metro Pacific approved a share option scheme (Old Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for long-term employment motivation. The scheme became effective on 15 May 1990. The scheme is valid for an indefinite period of time.

The maximum number of shares on which options may be granted may not exceed 10 per cent of the issued share capital of Metro Pacific, excluding any shares issued on the exercise of options at any time. At 31 December 2005, the number of shares issuable under share options granted under Metro Pacific's share option scheme was 315,684, which represents less than 0.01 per cent of Metro Pacific's shares in issue at that date. The maximum number of shares in respect of which options may be granted under the scheme to any one participant (including shares issued and issuable to him/her under all the options previously granted to him/her) is limited to 30 per cent of the maximum aggregate number of shares of Metro Pacific at the time of the proposed grant of options to such participant.

The exercise price in relation to each option offer shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than the (i) average of the official closing price of the shares on the Philippine Stock Exchange (PSE) for the twenty trading days immediately preceding the relevant offer date or (ii) the par value of the shares.

On 12 August 2005, the shareholders of Metro Pacific approved a new share option scheme (New Scheme) under which Metro Pacific directors may, at their discretion, invite executives of Metro Pacific upon the regularization of employment of eligible executives, to take up share options of Metro Pacific to obtain an ownership interest in Metro Pacific and for the purpose of long-term employment motivation. The New Scheme is valid for ten years and became effective on 12 August 2005.

The maximum number of shares on which options may be granted under the New Scheme may not exceed 10 per cent of the issued share capital of Metro Pacific from time to time less the number of options outstanding under the Old Scheme. Upon the adoption of the New Scheme, no further share options will be granted under the Old Scheme. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any twelve-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option grant under the New Scheme shall be determined by Metro Pacific directors at their absolute discretion, but in any event shall not be less than (i) the closing price of the Metro Pacific shares for one or more board lots of such Metro Pacific shares on the PSE on the option grant date; (ii) the average closing price of the Metro Pacific share for one or more board lots of such Metro Pacific shares on the PSE for the five business days immediately preceding the option grant date; or (iii) the par value of the Metro Pacific shares, whichever is higher.

No share options have been granted or exercised during the year in respect of Metro Pacific's share option schemes.

37. Related Party Transactions

Significant related party transactions entered into by the Group during the year are disclosed as follows:

(A) At 31 December 2005, Mcrae Investment Limited, a wholly-owned subsidiary company of the Company, had an outstanding receivable from Metro Pacific which amounted to Pesos 793 million (US$14.9 million) (31 December 2004: Pesos 793 million or US$14.1 million). The amount is interest-free, secured and repayable within one year.

(B) On 31 December 2004, Metro Pacific Resources, Inc. (MPRI), a company in which the Company has 100 per cent economic interest, entered into a subscription agreement with Metro Pacific to subscribe Pesos 450 million (US$8.0 million) of Series 1-C Preferred Shares which were issued in two tranches in January and June 2005.

(C) In August 2005, MPRI advances Pesos 61 million (US$1.1 million) to Metro Pacific in order to provide Metro Pacific with the cash resources to meet general working capital requirements. The amount is interest-free, unsecured and repayable within one year.

(D) ALBV, a wholly-owned subsidiary company of the Company, had a technical assistance agreement with Smart, a wholly-owned subsidiary company of PLDT, for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunications services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2004: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting 1 January 1999, which shall automatically expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were paid for the whole 25-year period.

Total fees under these arrangements amounted to Pesos 567 million (US$10.3 million) for the year ended 31 December 2005 (2004: Pesos 507 million or US$9.0 million). At 31 December 2005, ALBV had outstanding receivables under the technical assistance agreement amounting to Pesos 194 million (US$3.7 million) (2004: Pesos 267 million or US$4.8 million).

(E) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows.

Nature of transactions For the year ended 31 December US$ millions	**Consolidated** **2005**	 2004
Profit and Loss Items		
Sales of finished goods		
– to associated companies	**40.2**	52.6
– to affiliated companies	**33.3**	23.7
Purchases of raw materials		
– from associated companies	**25.9**	15.8
– from affiliated companies	**5.5**	9.8
Management and technical services fee income and royalty income		
– from associated companies	**0.4**	0.2
– from affiliated companies	**3.1**	2.1
Rental expenses		
– to affiliated companies	**1.4**	3.1
Transportation and pump services expenses		
– to affiliated companies	**1.0**	1.6

Approximately four per cent (2004: four per cent) of Indofood's sales and two per cent (2004: two per cent) of its purchases were transacted with these related companies.

Nature of balances At 31 December US$ millions	**Consolidated** **2005**	 2004
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	**0.1**	6.8
– from affiliated companies	**4.8**	4.6
Accounts receivable – non-trade		
– from associated companies	**0.1**	3.8
– from affiliated companies	**5.9**	4.3
Long-term receivables		
– from associated companies	**–**	4.7
Accounts payable – trade		
– to associated companies	**6.4**	2.5
– to affiliated companies	**1.2**	1.2

Certain of the above Indofood's related party transactions also constitute continuing connected transactions as defined in Chapter 14A of the Listing Rules and their details are disclosed in the Corporate Governance Report on pages 44 and 48.

(F) Details of compensation of key management personnel of the Group during the year are set out in Note 36(C) to the Financial Statements.

38. Financial Risk Management

The Group's principal financial instruments, other than derivatives, comprise bank loans and other interest-bearing loans, and cash and short-term time deposits. The main purpose of these financial instruments is to raise finance for the Group's operations. The Group has various other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

The Group also enters into derivative transactions, including principally interest rate swap and foreign exchange contracts. The purpose is to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

It is, and has been, throughout the year, the Group's policy that no trading in financial instruments shall be undertaken.

The main risks arising from the Group's financial instruments are market risk (including currency risk and price risk), credit risk, liquidity risk and fair value and cash flow interest rate risk. The Company's Board of Directors reviews and agrees policies for managing each of these risks and they are summarized below. The Group's accounting policies in relation to derivatives are set out in Note 2(E)(s) to the Financial Statements.

(A) Market Risk

(a) Currency Risk

To manage the Group's foreign exchange risk arising from future commercial transactions, recognized assets and liabilities, and improve investment and cash flow planning. In addition to natural hedge, the Group enters into and engages in foreign exchange contracts for the purpose of managing its foreign exchange rate exposures emanating from business, transaction specific, as well as currency translation risks and reducing and/or managing the adverse impact of changes in foreign exchange rates on the Group's operating results and cash flows. However, the aforementioned derivative instruments of the Group do not qualify as effective hedge and therefore not designated as effective hedges for accounting purposes in accordance with the provisions of HKAS 39.

(b) Price Risk

The Group is exposed to commodity price risk, especially wheat and CPO, which are the raw materials used to manufacture the Group's products, which depends on the level of demand and supply in the market, and the global economic environment. The Group is also exposed to commodity price risk as changes in fair values of future commodity contracts used by certain subsidiary companies to manage their exposures on commodity price fluctuations are directly recognized to profit and loss. Such future commodity contracts also do not qualify as effective hedge and therefore not designated as effective hedges for accounting purposes in accordance with the provisions of HKAS 39.

(B) Credit Risk

For consumer food products business, the Group has credit risk arising from the credit given to the customers, but it has policies in place to ensure that wholesales of products are made to creditworthy customers with an appropriate credit history. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. The Group has policies that limit the amount of credit exposure to any particular customer, such as requiring sub-distributors to provide bank guarantee. For the property business, transfers of property titles are effected upon full payment of the purchase price. In addition, receivable balances are monitored on an ongoing basis to reduce the Group's exposure to bad debts.

With respect to credit risk arising from the Group's other financial assets, which comprise cash and cash equivalents, the Group's exposure to credit risk arises from default of the counterparty, with a maximum exposure equal to the carrying amount of these instruments.

The Group has no significant concentrations of credit risk.

(C) Liquidity Risk

The Group manages its liquidity profile to be able to finance its capital expenditure and service its maturing debts by maintaining sufficient cash and marketable securities, and the availability of funding through an adequate amount of committed credit facilities.

The Group regularly evaluates its projected and actual cash flow information and continuously assesses conditions in the financial markets for opportunities to pursue fund-raising initiatives. These initiatives may include bank loans, and debt capital and equity market issues.

(D) Fair Value and Cash Flow Interest Rate Risk

The Group's interest rate risk arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Group to fair value interest rate risk. At 31 December 2005, 64.6 per cent of the Group's borrowings were at fixed rates.

The value of the Group's investments in fixed rate debentures/debt securities fluctuate as a result of changes in market interest rates and the changes in their values are recognized in the Group's equity. As the Group has no significant floating rate financial assets, the Group's operating cash flows are substantially independent of changes in market interest rates.

39. Subsequent Events

(A) Further to the Company's announcement dated 18 January 2006, the Group continues to acquire shares in PLDT. During January to March 2006, the Group acquired an aggregate of 1.3 million shares in PLDT, representing approximately 0.7 per cent of the total issued common shares of PLDT for a total consideration of US$44.5 million. As a result, the Group's economic and voting interests in PLDT increased to 24.5 per cent and 31.2 per cent, respectively.

(B) On 31 January 2006, NTT DoCoMo, Inc. (DoCoMo) had agreed to acquire 12,633,486 common shares of PLDT, representing approximately 7 per cent of PLDT's total outstanding common shares, from NTT Communications, Inc. (NTT Com) for a total consideration of Yen 52,103 million (equivalent to approximately US$440 million). NTT Com will retain 12,633,487 common shares of PLDT, thus remaining as a significant shareholder of PLDT with a similar 7 per cent equity holding.

The Company and certain of its group companies signed a Cooperation Agreement on 31 January 2006 with PLDT, DoCoMo and NTT Com which amended both the existing contracts between the parties and the shareholding arrangements. The share acquisition and other business arrangements will take effect after DoCoMo, PLDT and Smart acquire certain licenses and approvals.

Smart and DoCoMo have agreed to collaborate with each other in the rollout and development of 3G services in the Philippines. Smart will introduce DoCoMo's mobile internet service, i-mode, exclusively for Smart's subscribers. DoCoMo will provide the know-how, technologies and patents necessary for Smart to operate the i-mode service over GPRS and W-CDMA networks.

The actual transfer of 12,633,486 common shares of PLDT from NTT Com to DoCoMo was completed on 14 March 2006.

(C) On 27 March 2006, Metro Pacific announced a three-stage recapitalization and reorganization plan involving ultimately raising fresh capital of approximately Pesos 2.7 billion (US$50.9 million) from its existing shareholders and a third party strategic investor. The plan is expected to be concluded in September 2006.

40. Comparative Amounts

As explained in Note 2(B) to the Financial Statements, due to the adoption of a number of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the Financial Statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

41. Approval of the Financial Statements

The Financial Statements were approved and authorized for issue by the Board of Directors on 31 March 2006.

Glossary of Terms

Financial Terms

DEFINED BENEFIT SCHEME *A retirement scheme in which the rules specify the benefits to be paid and the scheme is financed* accordingly. Generally, benefits are determined by a formula that takes into account of the number of years of service and the final salary of each member.

DEFINED CONTRIBUTION SCHEME A retirement scheme under which the benefits are directly determined by the value of contributions paid in respect of each member.

EBITDA Earnings before interest, tax, depreciation and amortization.

IMPAIRMENT PROVISION Provision made to reduce the carrying amount of an asset to its recoverable amount.

NAV Net Asset Value.

NET ASSETS Total assets less total liabilities, equivalent to total equity.

NET CURRENT ASSETS Current assets less current liabilities.

NET DEBT Total of short-term and long-term borrowings, net of cash and cash equivalents and restricted cash.

RECURRING PROFIT Profit attributable to equity holders of the parent excluding foreign exchange and derivative gains/losses and non-recurring items.

Financial Ratios

BASIC EARNINGS PER SHARE Profit attributable to equity holders of the parent/weighted average number of shares in issue during the year.

CURRENT RATIO Current assets/current liabilities.

DILUTED EARNINGS PER SHARE Profit attributable to equity holders of the parent adjusted for the effect of assumed conversion of all dilutive potential ordinary shares/weighted average number of shares in issue during the year plus the weighted average number of ordinary shares which would be issued on the assumed conversion of all dilutive potential ordinary shares.

DIVIDEND PAYOUT RATIO Ordinary share dividends paid and recommended/recurring profit.

GEARING RATIO Net debt/total equity.

INTEREST COVER Profit before taxation (excluding foreign exchange and derivative gains/losses and non-recurring items) and net borrowing costs/net borrowing costs.

RETURN ON AVERAGE NET ASSETS Profit for the year (excluding foreign exchange and derivative gains/losses and non-recurring items)/average net assets.

RETURN ON AVERAGE EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT Recurring profit/average equity attributable to equity holders of the parent.

Others

ADR American Depositary Receipts.

AGM Annual General Meeting.

DSL Digital Subscriber Line.

ESOP Employee Stock Ownership Program.

GAAP Generally Accepted Accounting Principles.

GSM Global System for Mobile Communications.

HKAS Hong Kong Accounting Standards.

HKFRS Hong Kong Financial Reporting Standards.

HKICPA Hong Kong Institute of Certified Public Accountants.

SEHK The Stock Exchange of Hong Kong Limited.

IFRS International Financial Reporting Standards.

IFRIC International Financial Reporting Interpretations Committee.

INT Interpretations.

LISTING RULES The Rules Governing the Listing of Securities on HKSE.

MODEL CODE Model Code for Securities Transactions by Directors of Listed Issuers.

SFO Securities and Futures Ordinance (Chapter 571 of Laws of Hong Kong).

SMS Short Messaging System.

SSAP Statement of Standard Accounting Practice.

Information for Investors

Financial Diary

Announcement of 2005 results	31 March 2006
Annual report posted to shareholders	20 April 2006
Last day to register for final dividend	18 May 2006
Annual General Meeting	24 May 2006
Payment of final dividend	28 June 2006
Preliminary announcement of 2006 interim results	31 August 2006*
Interim report posted to shareholders	20 September 2006*
Financial year-end	31 December 2006
Preliminary announcement of 2006 results	28 March 2007*

**Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 1443
Fax : (1 441) 295 9216
Website : www.applebyservices.com

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,188,833,003

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Reuters : 0142.HK

ADRs Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

To Consolidate Shareholdings

Write to our principal share registrar and transfer office in Bermuda at
Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at
Computershare Hong Kong Investor Services Limited

Registrar Office
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8628
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office
Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report or Additional Information

Available at
www.firstpacco.com

Or contact
Sara Cheung
Assistant Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Website

www.firstpacco.com

Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

Principal Bankers

CALYON
JPMorgan Chase Bank, N.A.
Standard Bank Asia Limited
Standard Chartered Bank
UBS AG

Ten-Year Statistical Summary

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Results (US$millions)										
Turnover	**1,986.1**	2,054.6	2,161.8	1,892.3	1,851.7	2,299.2	1,671.9	2,894.4	8,308.4	7,025.7
Profit/(loss) for the year	**138.8**	168.2	134.9	79.6	(2,192.4)	120.4	236.3	427.5	401.1	396.5
Profit/(loss) attributable to equity holders of the parent	**103.0**	123.9	74.1	38.2	(1,797.7)	51.9	138.2	360.5	212.0	204.2
Recurring profit	**117.2**	116.8	81.0	49.2	46.7	51.7	41.4	40.5	166.2	201.7
Ordinary share dividends	**12.3**	–	–	–	–	7.7	15.0	13.8	51.9	64.1
Per Ordinary Share Data (U.S.cents)										
Earnings/(loss)										
– Basic	**3.23**	3.89	2.33	1.21	(57.26)	1.78	5.34	15.21	8.98	8.73
– Diluted	**3.17**	N/A	N/A	N/A	N/A	N/A	5.32	15.12	8.89	8.59
– Basic recurring	**3.68**	3.67	2.54	1.56	1.49	1.76	1.60	1.71	7.04	8.62
– Diluted recurring	**3.61**	N/A	N/A	N/A	N/A	N/A	1.60	1.70	6.99	8.49
Dividends	**0.39**	–	–	–	–	0.26	0.52	0.58	2.19	2.71
Equity/(deficit) attributable to equity holders of the parent	**12.00**	7.14	1.60	(0.81)	(4.87)	13.00	22.08	34.45	3.76	10.03
Financial Ratios										
Return on average net assets (%)	**24.04**	32.62	27.01	25.04	12.18	8.90	5.44	5.25	26.57	33.68
Return on average equity attributable to equity holders of the parent (%)	**38.39**	83.89	637.87	N/A	36.59	9.84	5.66	8.92	102.11	55.64
Dividend payout ratio (%)	**10.50**	–	–	–	–	14.89	36.26	34.14	31.25	31.80
Dividend cover (times)	**9.52**	–	–	–	–	6.72	2.76	2.93	3.20	3.14
Interest cover (times)	**2.76**	2.94	2.43	2.36	2.61	3.50	2.96	2.38	3.65	4.78
Current ratio (times)	**1.45**	1.43	1.71	1.02	0.82	1.23	0.95	0.90	1.18	1.07
Gearing ratio (times)										
– Consolidated	**1.12**	1.45	2.12	2.46	2.84	0.76	0.77	0.59	1.52	1.74
– Company	**0.11**	0.10	0.12	0.15	0.09	0.10	0.28	0.38	0.80	0.39
Consolidated Balance Sheet Data (US$millions)										
Capital expenditure	**56.6**	105.1	72.6	92.2	148.2	255.1	314.7	374.1	887.3	500.9
Total assets	**2,347.1**	2,168.7	2,213.5	2,469.5	2,186.4	3,599.2	8,395.7	7,646.3	11,386.3	8,491.8
Net debt	**788.5**	854.3	907.7	1,136.7	850.4	1,065.0	1,796.8	1,296.3	2,937.1	2,024.8
Total liabilities	**1,640.4**	1,577.6	1,785.7	2,007.1	1,886.9	2,193.7	6,058.1	5,442.8	9,463.3	7,325.1
Net current assets/(liabilities)	**295.6**	256.4	443.6	20.6	(234.5)	216.4	(81.6)	(106.0)	569.0	210.2
Total assets less current liabilities	**1,697.0**	1,571.2	1,589.4	1,456.0	899.1	2,644.2	6,644.6	6,598.5	8,257.2	5,651.5
Equity/(deficit) attributable to equity holders of the parent	**382.8**	227.4	51.1	(25.7)	(152.8)	408.1	642.7	818.3	88.9	236.6
Minority interest	**323.9**	363.7	376.7	488.1	452.3	997.4	1,694.9	1,385.2	1,834.1	930.1
Total equity	**706.7**	591.1	427.8	462.4	299.5	1,405.5	2,337.6	2,203.5	1,923.0	1,166.7
Company Balance Sheet Data (US$millions)										
Total assets	**2,471.2**	1,891.1	1,782.8	1,867.6	2,395.1	2,938.0	2,568.9	1,904.6	1,921.0	1,172.1
Net debt(i)	**152.6**	103.3	96.9	152.1	83.3	150.0	416.2	408.0	880.3	326.9
Total liabilities	**1,052.0**	824.4	850.8	847.9	1,425.1	1,374.9	1,081.6	820.5	819.6	327.8
Equity attributable to equity holders of the parent	**1,419.2**	1,066.7	932.0	1,019.7	970.0	1,563.1	1,487.3	1,084.1	1,101.4	844.3
Other Information (at 31 December)										
Number of shares in issue (millions)	**3,188.8**	3,186.0	3,186.0	3,186.0	3,139.8	3,139.8	2,910.8	2,375.6	2,367.3	2,358.2
Weighted average number of shares in issue (millions)										
– Basic	**3,186.7**	3,186.0	3,186.0	3,152.2	3,139.8	2,923.9	2,586.9	2,370.9	2,362.2	2,339.0
– Diluted	**3,215.1**	N/A	N/A	N/A	N/A	N/A	2,603.3	2,383.7	2,416.1	2,375.0
Share price (HK$)	**3.000**	2.075	1.690	0.700	0.960	2.225	6.000	3.700	3.750	10.050
Market capitalization (US$millions)	**1,226.5**	847.6	690.3	285.9	386.4	895.6	2,239.1	1,126.9	1,138.1	3,038.4
Number of shareholders	**5,167**	5,321	5,452	5,576	5,581	5,581	5,632	6,116	5,077	4,897
Number of employees	**46,693**	49,165	46,951	44,820	48,046	49,493	60,972	30,673	51,270	52,880

N/A: Not applicable

(i) Includes the net debt of certain wholly-owned financing and holding companies.

See pages 117 and 118 for a glossary of terms.

Note: The HKICPA has issued a number of new and revised HKFRSs that are effective for accounting periods beginning on or after 1 January 2005. Information on the changes in accounting policies resulting from initial application of these new and revised HKFRSs and the transitional provisions are provided in Note 2(B) to the Financial Statements. Figures for 2004 have been adjusted for these new and revised policies, however, it is not practicable to restate earlier years' figures for comparison purposes.

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	180.8 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	23.9 per cent/30.5 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the premier processed-foods company in Indonesia, which offers total food solutions to its customers. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four major business units, Indofood offers a wide range of food products: Bogasari (flour and pasta), Consumer Branded Products (Noodles, Food Seasonings, Snack Foods, and Nutrition and Special Foods), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is considered as one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Corporation

Metro Pacific is a Manila, Philippines-based holding company listed on the Philippine Stock Exchange. Metro Pacific's businesses include property concerns Landco Pacific Corporation and Pacific Plaza Towers, and domestic Philippine shipping firm Negros Navigation Co., Inc.

Sector	:	Property and Transportation
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	18.6 billion
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	75.5 per cent

Further information on Metro Pacific can be found at www.metropacific.com

Level Up! International Holdings Pte Ltd

Level Up is the pioneer and leading online game publisher in the Philippines, Brazil and India. Online games are a rapidly growing segment of the global video game industry, and Level Up focuses on online games in emerging markets.

Sector	:	Online games
Place of incorporation/business area	:	Singapore/The Philippines, Brazil and India
Issued number of shares	:	413,869
Particular of issued shares held	:	Ordinary shares of US$8 par value
Economic interest/voting interest	:	25.0 per cent

Further information on Level Up can be found at www.levelupgames.com

First Pacific Company Limited

24th Floor, Two Exchange Square
8 Connaught Place, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk
Website : www.firstpacco.com

A Chinese version of this annual report is available at www.firstpacco.com or from the Company on request.

本年報之中文版可於 www.firstpacco.com 或向本公司索取。

This report is printed on environmentally friendly paper

Concept, design and printing: One Financial Press Limited

THIS DOCUMENT IS IMPORTANT AND I

FPC Exemption No. (82-836)

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in First Pacific Company Limited, you should at once hand this circular and the accompanying Form of Proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

STOCK CODE: 00142

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

Notice convening the 2006 Annual General Meeting of First Pacific Company Limited to be held at Chater Rooms I and II, Level B1, The Ritz Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong at 3:00 p.m. on Wednesday, 24th May, 2006 is set out on pages 15 to 20 of this circular.

Whether or not you are able to attend the meeting, please complete and return the enclosed Form of Proxy to the principal office of First Pacific Company Limited (Attention: Corporate Secretarial Department) at 24th Floor, Two Exchange Square, 8 Connaught Place, Central, Hong Kong as soon as possible, but in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you so wish.

19th April, 2006

CONTENT

In this circular and the appendices to it, the following expressions have the following meanings unless the context requires otherwise:

"2005 AGM"	the annual general meeting of the Company convened and held on 9th June, 2005;
"2006 AGM"	the annual general meeting of the Company convened and to be held on 24th May 2006, by the Notice;
"Bye-laws"	the Bye-laws of the Company, as amended from time to time;
"Code"	the Code on Corporate Governance Practices adopted by the Company on 14th March, 2005 based on the provisions of Appendix 14 of the Listing Rules;
"Company"	First Pacific Company Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange;
"Director" or "Directors"	a director or directors of the Company, from time to time;
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC;
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;
"Latest Practicable Date"	13th April 2006, being the latest practicable date for ascertaining certain information for inclusion in this circular;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"Macau"	the Macau Special Administrative Region of the PRC;
"Notice"	the notice of the 2006 AGM as set out on pages 15 to 20 of this circular;
"PRC"	the Peoples' Republic of China;
"Proposals"	the renewal of the general mandate enabling the Directors to allot and issue Shares; the renewal of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate; the re-election of retiring directors; in each case as contemplated by this circular;

"Repurchase Mandate"	the general mandate enabling the Company to repurchase its own Shares;
"SFO"	the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong;
"Shareholders"	the holders of Shares from time to time;
"Shares"	ordinary shares of US$0.01 each of the Company and any shares resulting from any consolidation, sub-division or reclassification of those ordinary shares;
"Stock Exchange"	the Stock Exchange of Hong Kong Limited;
"Substantial Shareholders"	First Pacific Investments Limited and First Pacific Investments (B.V.I.) Limited; and
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)
STOCK CODE: 00142

Chairman:
Anthoni Salim

Executive Directors:
Manuel V. Pangilinan *(Managing Director and CEO)*
Edward A. Tortorici
Robert C. Nicholson

Non-executive Directors:
Sutanto Djuhar
Tedy Djuhar
Ibrahim Risjad
His Excellency Albert F. del Rosario
Benny S. Santoso

Independent Non-executive Directors:
Professor Edward K. Y. Chen, *G.B.S., CBE, JP*
David W. C. Tang, *OBE, Chevalier de L'Ordre des Arts et des Lettres*
Graham L. Pickles

Principal Office:
24th Floor
Two Exchange Square
8 Connaught Place
Central, Hong Kong

Registered Office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

19th April, 2006

To the shareholders of First Pacific Company Limited

Dear Sir or Madam,

NOTICE OF ANNUAL GENERAL MEETING AND PROPOSALS RELATING TO GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES AND RE-ELECTION OF THE RETIRING DIRECTORS

INTRODUCTION

The purpose of this circular is to provide you with information in connection with the convening of the 2006 AGM and explanation in connection with the matters to be dealt with at the 2006 AGM. In accordance with good corporate governance practice, the chairman of the 2006 AGM will direct that each of the resolutions set out in the Notice be voted on by poll.

The Notice convening the 2006 AGM is set out on pages 15 to 20 of this circular.

A Form of Proxy for use at the 2006 AGM is enclosed with this circular. Whether or not you are able to attend the 2006 AGM, you are requested to complete the Form of Proxy and return it to the principal office of the Company in Hong Kong in accordance with the instructions printed thereon not less than 48 hours before the time fixed for the 2006 AGM. Completion and delivery of a Form of Proxy will not preclude you from attending and voting at the 2006 AGM should you so wish.

ADOPTION OF THE AUDITED ACCOUNTS AND THE REPORTS OF THE DIRECTORS AND AUDITORS FOR THE YEAR ENDED 31ST DECEMBER, 2005

A copy of the 2005 annual report of the Company incorporating the audited consolidated accounts of the Company for the year ended 31st December, 2005 and the directors' and auditors' reports thereon and information concerning each of the retiring directors who will be put forward for re-election at the 2006 AGM has been despatched to all Shareholders together with this circular. The audited consolidated accounts of the Company for the year ended 31st December, 2005 have been reviewed by the Audit Committee.

DECLARATION OF FINAL DIVIDEND

On 31st March, 2006, the Directors announced the audited results of the Company for the year ended 31st December, 2005. As mentioned in such announcement, the Board has recommended a final cash dividend of HK2 cents (US0.26 cent) per share in respect of the financial year ended 31st December, 2005. Subject to approval by Shareholders at the 2006 AGM, the final dividend will be paid in the currency which represents legal tender in the jurisdiction in which the registered address of each Shareholder is situated as follows: Hong Kong dollars for Hong Kong, Macau and PRC registered shareholders, Sterling pounds for shareholders registered in the United Kingdom and US dollars for registered shareholders of all other countries. It is expected that the dividend warrants will be dispatched to Shareholders on or about 28th June, 2006.

The Company's Register of Members will be closed on Friday, 19th May, 2006, during which period no transfer of shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged for registration with the Company's Hong Kong Branch Registrar, Computershare Hong Kong Investor Services Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong not later than 4:00 p.m. on Thursday, 18th May, 2006.

RE-APPOINTMENT OF AUDITORS

The Board (which agreed with the view of the Audit Committee) recommended that, subject to the approval of Shareholders at the 2006 AGM, Ernst & Young be re-appointed as the auditors of the Company for the ensuing year.

RE-ELECTION OF THE RETIRING DIRECTORS

At the 2005 AGM, all the Directors, including the Executive Directors, the Non-executive Directors and the Independent Non-executive Directors, agreed to step down at the 2005 AGM and offered themselves for re-election by the Shareholders at that meeting. All the Directors were each re-elected at the 2005 AGM for a specific fixed term of not more than three years, commencing on the date of his re-election (being 9th June, 2005, the date of the 2005 AGM) and ending on the date (1) of the Company's annual general meeting to be held in 2008 or (2) on 8th June, 2008, or (3) the date on which such Director retires by rotation pursuant to the Code and/or the Bye-laws, whichever is the earlier.

In accordance with Bye-laws 117A, 117B and 117C, at each annual general meeting of the Company, one-third of the Directors for the time being (or, if their number is not a multiple of three, then the number nearest to but not greater than one-third) will retire. In addition, in determining those Directors who are subject to retirement by rotation will be those who have been longest in office since their last election or appointment and so that as between persons who became or were last elected Directors on the same day, those to retire shall (unless they otherwise agree among themselves) be determined by lot.

In view of the fact that all the Directors were re-elected on the same day (being the date of the 2005 AGM), the four (4) Directors (being one-third of the current 12-member board) who will retire at the 2006 AGM will be those who have been longest in office since their appointment, namely Mr. Anthoni Salim, Mr. Sutanto Djuhar, Mr. Tedy Djuhar and Mr. Ibrahim Risjad. All the retiring Directors, being eligible, have offered themselves for re-election for a fixed term of three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which the Directors retire by rotation pursuant to the Code and/or the Bye-laws.

The biographical details of each of the four retiring Directors who will stand for re-election at the 2006 AGM, as required by rule 13.51(2) of the Listing Rules are set out in Appendix I of this circular to enable Shareholders to make an informed decision on their re-election. Save as otherwise disclosed in this circular, there is no information to be disclosed pursuant to any of the requirements under rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor are there other matters that need to be brought to the attention of Shareholders in respect of the four Directors who will stand for re-election at the 2006 AGM.

GENERAL MANDATES TO ISSUE SHARES AND TO REPURCHASE SHARES

To keep in line with current corporate practices, resolutions will be proposed at the 2006 AGM, seeking Shareholders' approval for, inter alia, the renewal of the general mandate enabling the Directors to allot and issue Shares; the grant of the Repurchase Mandate; the grant of a general mandate enabling the Directors to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate.

At the 2005 AGM, Shareholders passed an ordinary resolution granting to the Directors a general mandate to allot and issue Shares up to a limit equal to 20 per cent of the aggregate nominal amount of the issued share capital of the Company as at 9th June, 2005. Your Directors believe that it would be in the best interests of the Company to renew this mandate, as it will expire at the conclusion of the 2006 AGM.

At the 2005 AGM, Shareholders also passed an ordinary resolution granting to the Directors a general mandate to exercise the powers of the Company to repurchase its own Shares up to a limit of 10 per cent in aggregate of the Company's issued share capital as at 9th June, 2005. A further ordinary resolution was passed by Shareholders granting to the Directors a general mandate to allot and issue Shares repurchased by the Company pursuant to the Repurchase Mandate. Your Directors believe that it would be in the best interests of the Company to renew these mandates as they will expire at the conclusion of the 2006 AGM.

There is at present no intention for the Company to repurchase any of its Shares. The main features of the Listing Rules regarding share repurchase on the Stock Exchange and further details in relation to purchases by the Company of its own Shares are contained in the explanatory statement set out in Appendix II below so as to enable Shareholders to make an informed decision on whether to vote for or against the resolutions to approve the Proposals at the 2006 AGM at which such resolutions will be proposed.

PROCEDURES TO DEMAND A POLL AT THE ANNUAL GENERAL MEETING

Consistent with good corporate governance practice, the chairman of the 2006 AGM intends to demand a poll for each of the resolutions set out in the Notice.

In accordance with Bye-law 79, every resolution put to the vote at a Shareholders' meeting shall be decided on a show of hands unless before or on the declaration of the results of the show of hands, a poll is demanded by:

(i) the chairman; or

(ii) at least three (3) members present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing not less than one-tenth (1/10th) of the total voting rights of all members having the right to vote at the meeting; or

(iv) a member or members present in person or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth (1/10th) of the total sum paid up on all the Shares conferring that right.

In accordance with Bye-law 80, if a poll is demanded in the manner aforesaid, it shall be taken in such manner (including the use of ballot or voting papers or tickets) and at such time and place, not more than thirty (30) days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs. The results of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

RECOMMENDATION

Your Directors are of the opinion that the Proposals are in the best interests of the Company and its Shareholders and recommend you to vote in favour of the resolutions to be proposed at the 2006 AGM to be held on 24th May, 2006. The Directors have indicated that the votes attaching to the Shares owned by them and their respective associates (as defined in the Listing Rules) will, where entitled, be cast in favour of all the resolutions to be proposed at the 2006 AGM.

Yours faithfully,
For and on behalf of the Board of Directors of
First Pacific Company Limited
Manuel V. Pangilinan
Managing Director and CEO

The following are the particulars of the four retiring Directors proposed to be re-elected at the 2006 AGM:

1. **Mr. Anthoni Salim**

Chairman of the Board and Chairman of the Nomination Committee

Mr. Anthoni Salim, aged 57, was appointed a Director on 25th May, 1988. Mr. Salim graduated from Ewell County Technical College in London. Mr. Salim is the President and CEO of the Salim Group, President Director and CEO of PT Indofood Sukses Makmur Tbk ("Indofood") and holds positions as Commissioner and Director in various companies, including Elders Australia Limited and Futuris Corporation Limited.

Mr. Salim serves on the Boards of Advisors of several multi-national companies. He was a member of the GE International Advisory Board from September, 1994, and is currently a member of the Advisory Board of ALLIANZ Group, an insurance company based in Germany, and Rabo Bank of the Netherlands. He joined the Asia Business Council in September 2004.

Mr. Salim is the son of Mr. Soedono Salim, the Honorary Chairman and Advisor to the Board. Save as disclosed herein, he is not or was not connected with any director and the senior management of the Company.

Mr. Salim has not entered into any service contract with the Company. However, at the 2005 AGM, all the Directors were re-elected for a specific fixed term of not more than three years, commencing on the date of his re-election (being 9th June, 2005, the date of the 2005 AGM) and ending on the date (1) of the Company's annual general meeting to be held in 2008 or (2) on 8th June, 2008, or (3) the date on which such Director retires by rotation pursuant to the Code and/or the Bye-laws, whichever is the earlier. Mr. Salim does not receive any director fee for acting as the Non-executive Director and Chairman of the Board.

As at the Latest Practicable Date, Mr. Salim was interested, or was deemed to be interested in the following long positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares [(c)] (24.78%) of the Company holding through First Pacific Investments Limited (FPIL-Liberia), a Liberian company which is owned by Mr. Anthoni Salim (10%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), Mr. Ibrahim Risjad (10%), Mr. Soedono Salim (30%) and the former Non-executive Director, Mr. Sudwikatmono (10%).

ii. 628,296,599 ordinary shares [c] (19.70%) of the Company holding through First Pacific Investments (B.V.I.) Limited (FPIL-BVI), a British Virgin Islands company which Mr. Salim and Mr. Soedono Salim each beneficially owns one-third or more of the issued share capital of FPIL-BVI.

iii. 632,370 ordinary shares [c] in Indofood.

2. Mr. Sutanto Djuhar

Non-executive Director

Mr. Sutanto Djuhar, aged 77, was appointed a Director on 25th May, 1988. Mr. Djuhar has founded numerous Indonesian companies involved primarily in real estate development. He is a Commissioner of PT Kartika Chandra and serves as a Director of PT Bogasari Flour Mills and Pacific Industries and Development Limited.

Mr. Djuhar is the father of Mr. Tedy Djuhar. Save as disclosed herein, he is not or was not connected with any director and the senior management of the Company.

Mr. Djuhar has not entered into any service contract with the Company. However, at the 2005 AGM, all the Directors were re-elected for a specific fixed term of not more than three years, commencing on the date of his re-election (being 9th June, 2005, the date of the 2005 AGM) and ending on the date (1) of the Company's annual general meeting to be held in 2008 or (2) on 8th June, 2008, or (3) the date on which such Director retires by rotation pursuant to the Code and/or the Bye-laws, whichever is the earlier. Mr. Djuhar does not receive any director fee for acting as Non-executive Director of the Company.

As at the Latest Practicable Date, Mr. Djuhar was interested, or was deemed to be interested in the following long positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares [c] (24.78%) of the Company holding through First Pacific Investments Limited (FPIL-Liberia), a Liberian company which is owned by Mr. Anthoni Salim (10%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), Mr. Ibrahim Risjad (10%), Mr. Soedono Salim (30%) and a former Non-executive Director, Mr. Sudwikatmono (10%).

ii. 15,520,335 ordinary shares [c] in Indofood.

3. **Mr. Tedy Djuhar**

Non-executive Director

Mr. Tedy Djuhar, aged 54, was appointed a Director on 25 May 1988. Mr. Djuhar is the Vice President Director of PT Indocement Tunggal Prakarsa Tbk, Director of Pacific Industries and Development Limited, and Director of a number of other Indonesian companies.

Mr. Djuhar is the son of Mr. Sutanto Djuhar. Save as disclosed herein, he is not or was not connected with any director and the senior management of the Company.

Mr. Djuhar has not entered into any service contract with the Company. However, at the 2005 AGM, all the Directors were re-elected for a specific fixed term of not more than three years, commencing on the date of his re-election (being 9th June, 2005, the date of the 2005 AGM) and ending on the date (1) of the Company's annual general meeting to be held in 2008 or (2) on 8th June, 2008, or (3) the date on which such Director retires by rotation pursuant to the Code and/or the Bye-laws, whichever is the earlier. Mr. Djuhar does not receive any director fee for acting as Non-executive Director of the Company.

As at the Latest Practicable Date, Mr. Djuhar was interested, or was deemed to be interested in the following long positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares [c] (24.78%) of the Company holding through First Pacific Investments Limited (FPIL-Liberia), a Liberian company which is owned by Mr. Anthoni Salim (10%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), Mr. Ibrahim Risjad (10%), the former Chairman of the Company, Mr. Soedono Salim (30%) and a former Non-executive Director, Mr. Sudwikatmono (10%).

ii. 15,520,335 ordinary shares [c] in Indofood.

4. Mr. Ibrahim Risjad

Non-executive Director

Mr. Ibrahim Risjad, aged 72, was appointed a Director on 25th May, 1988. Mr. Risjad serves as a Commissioner of Indofood.

Save as disclosed herein, Mr. Risjad is not or was not connected with any director and the senior management of the Company.

Mr. Risjad has not entered into any service contract with the Company. However, at the 2005 AGM, all the Directors were re-elected for a specific fixed term of not more than three years, commencing on the date of his re-election (being 9th June, 2005, the date of the 2005 AGM) and ending on the date (1) of the Company's annual general meeting to be held in 2008 or (2) on 8th June, 2008, or (3) the date on which such Director retires by rotation pursuant to the Code and/or the Bye-laws, whichever is the earlier. Mr. Risjad does not receive any director fee for acting as Non-executive Director of the Company.

As at the Latest Practicable Date, Mr. Risjad was interested, or was deemed to be interested in the following long positions in the shares, underlying shares of equity derivatives and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) was required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange:

i. 790,229,364 ordinary shares [c] (24.78%) of the Company holding through First Pacific Investments Limited (FPIL-Liberia), a Liberian company which is owned by Mr. Anthoni Salim (10%), Mr. Sutanto Djuhar (30%), Mr. Tedy Djuhar (10%), Mr. Ibrahim Risjad (10%), the former Chairman of the Company, Mr. Soedono Salim (30%) and a former Non-executive Director, Mr. Sudwikatmono (10%).

ii. 6,406,180 ordinary shares [c] in Indofood.

[c] = Corporate interest

This appendix contains the particulars that are required by the Listing Rules to be included in an explanatory statement to accompany the notice of an annual general meeting at which a resolution is to be proposed in relation to the repurchase by the Company of its own Shares.

1. REPURCHASE MANDATE

The relevant sections of the Listing Rules which permit companies with a primary listing on the Stock Exchange to repurchase their Shares on the Stock Exchange, subject to certain restrictions, are summarised below:

(a) Shareholders' approval

The Listing Rules provide that all proposed repurchases of shares by a company with a primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of general mandate or by specific approval of a particular transaction. The Listing Rules require an explanatory statement such as is contained herein to be sent to Shareholders to give Shareholders adequate information to enable them to decide whether to approve the grant of such a mandate.

(b) Source of funds

Repurchases must be funded out of funds legally available for the purpose under Bermuda law.

(c) Maximum number of shares to be repurchased

The Shares proposed to be repurchased by the Company must be fully paid up. A maximum of 10 per cent of the outstanding share capital at the date of passing the relevant resolution may be repurchased on the Stock Exchange. On the basis of the existing issued share capital of the Company of 3,188,833,003 Shares, as at the Latest Practicable Date, and assuming no further exercise of options granted by the Company pursuant to the Company's share option plan, and no further Shares are issued or repurchased by the Company prior to the 2006 AGM, not more than 318,883,300 Shares may be repurchased on the Stock Exchange pursuant to the Repurchase Mandate.

2. REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders to seek a general authority from Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such repurchases, depending on market conditions and funding arrangements at the time, may lead to enhancement of the net asset value of the Company and/or earnings per Share and will be made only when the Directors believe that such repurchases will benefit the Company and its Shareholders.

3. FUNDING OF REPURCHASE

Repurchases must be funded out of funds legally available for the purpose in accordance with the Company's Memorandum of Association and Bye-laws and the laws of Bermuda.

The Directors have no present intention to repurchase any Shares of the Company and they would exercise the power to repurchase in circumstances only where they consider that the repurchase would be in the best interests of the Company and in circumstances where they consider that the Shares can be repurchased on terms favourable to the Company. On the basis of the audited consolidated financial position of the Company as at 31st December, 2005, being the date to which the latest published audited accounts of the Company were made up, the Directors consider that if the general mandate to repurchase Shares were to be exercised in full at the currently prevailing market value, it could have a material adverse impact on the working capital position and gearing position of the Company.

The Directors do not propose to exercise the Repurchase Mandate to such extent as, in the circumstances, would have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited accounts or the gearing levels that in the opinion of the Directors are from time to time appropriate for the Company.

4. SHARE PRICE

No Shares have been repurchased during the six months prior to the date of this circular. The following table shows the highest and lowest prices at which the Shares were traded on the Stock Exchange in each of the twelve months ended 31st March, 2006:

Month	**Highest traded price** *HK$*	**Lowest traded price** *HK$*
2005		
April	2.525	2.300
May	2.725	2.400
June	3.000	2.700
July	2.850	2.625
August	2.975	2.475
September	2.750	2.500
October	2.775	2.400
November	2.950	2.525
December	3.000	2.750
2006		
January	3.175	2.925
February	3.125	2.725
March	2.975	2.750

5. DISCLOSURE OF INTERESTS

None of the Directors or, to the best of their knowledge, having made all reasonable enquiries, any of their associates currently intend to sell Shares to the Company or its subsidiaries, in the event that the proposed Repurchase Mandate is approved by Shareholders.

No connected persons (as defined in the Listing Rules) have notified the Company that they have any present intention to sell any Shares, or have undertaken not to sell any Shares held by them to the Company, in the event that the Repurchase Mandate is approved by Shareholders.

6. TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholders' interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, the Substantial Shareholders beneficially owned Shares representing a total of 44.48 per cent of the issued share capital of the Company. Although the Directors have no present intention to repurchase any Shares of the Company, if the Directors were to exercise the Repurchase Mandate in full, such Shares owned by the Substantial Shareholders would represent approximately 49.43 per cent of the then issued share capital of the Company. As a result, the Substantial Shareholders would become obliged to make a mandatory general offer in accordance with Rule 26 of the Takeovers Code. Save as aforesaid, the Directors are not aware of any other consequences which would arise under the Takeovers Code as a result of any repurchase of Shares pursuant to the Repurchase Mandate.

At present, the Company has no intention to exercise the Repurchase Mandate in such a way and to such an extent that would cause a mandatory general offer obligation to arise for the Substantial Shareholders.

The Directors will not exercise the Repurchase Mandate if the repurchase would result in the number of listed Shares which are in the hands of the public falling below the relevant prescribed minimum percentage as required by the Stock Exchange.

7. DIRECTORS' UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the laws of Bermuda.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated with limited liability under the laws of Bermuda)

STOCK CODE: 00142

NOTICE IS HEREBY GIVEN that the Annual General Meeting of First Pacific Company Limited (the "Company") will be held at Chater Rooms I and II, Level B1, The Ritz Carlton Hong Kong, 3 Connaught Road, Central, Hong Kong on Wednesday, 24th May, 2006 at 3:00 p.m. for the following purposes:

1. To receive and adopt the Audited Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2005.

2. To declare a final dividend of HK2 cents (US0.26 cent) per ordinary share for the year ended 31st December, 2005.

3. To re-appoint Ernst & Young as Auditors of the Company and to authorize the Board of Directors of the Company to fix their remuneration.

4. As ordinary business, to consider and, if thought fit, pass each of the following resolutions as an Ordinary Resolution of the Company:–

   (i) THAT Mr. Anthoni Salim be and is hereby re-elected as a Non-executive Director and Chairman of the Board of Directors of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Anthoni Salim retires by rotation pursuant to the Code on Corporate Governance Practices adopted by the Company (the "Code") and/or the Bye-laws.

   (ii) **THAT** Mr. Sutanto Djuhar be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Sutanto Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.

(iii) **THAT** Mr. Tedy Djuhar be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Tedy Djuhar retires by rotation pursuant to the Code and/or the Bye-laws.

(iv) **THAT** Mr. Ibrahim Risjad be and is hereby re-elected as a Non-executive Director of the Company for a fixed term of not more than three years, commencing on the date of this Annual General Meeting and ending on the earlier of (1) the date of the Company's annual general meeting to be held in calendar year 2009 or (2) 23rd May, 2009 or (3) the date on which Mr. Ibrahim Risjad retires by rotation pursuant to the Code and/ or the Bye-laws.

5. To authorise the Board of Directors to fix the remuneration of the Executive Directors pursuant to the Company's Bye-laws, and to fix the remuneration of the Independent Non-executive Directors at the sum of US$5,000 for each meeting of the Board of Directors or Board Committee which he attends in person or by telephone conference call, as shall be determined from time to time by the board.

6. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT** the Board of Directors of the Company be and is hereby authorised to appoint additional directors as an addition to the board, but so that the maximum number of directors so appointed by the directors shall not in any case exceed the maximum number of directors specified in the Company's Bye-laws from time to time and any person so appointed shall remain as a director only until the next following annual general meeting of the Company and then shall be eligible for re-election at that meeting."

7. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"**THAT:**

(a) subject to paragraph (c) below, the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the Company and to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power be and is hereby approved generally and unconditionally;

(b) the approval in paragraph (a) above shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options (including bonds, warrants and debentures convertible into shares of the Company) which would or might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise), by the directors of the Company pursuant to the approval in paragraph (a) above, otherwise than pursuant to (i) a Rights Issue, or (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, or (iii) the exercise of options granted under any share option scheme adopted by the Company, or (iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Bye-laws of the Company, shall not exceed twenty (20) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(d) for the purposes of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

8. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (b) below, the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the Shares may be listed, and which is recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby approved generally and unconditionally;

(b) the aggregate nominal amount of share capital which may be purchased or agreed conditionally or unconditionally to be purchased by the directors of the Company pursuant to the approval in paragraph (a) above shall not exceed ten (10) per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purposes of this Resolution:

'Relevant Period' means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required either by law or by the Company's Bye-laws to be held; and

(iii) the date upon which the authority set out in this Resolution is revoked or varied by way of ordinary resolution in general meeting."

9. As special business, to consider and, if thought fit, pass with or without modification the following as an Ordinary Resolution:

   "**THAT** conditional upon the passing of Ordinary Resolutions numbered 7 and 8 as set out in the Notice convening this meeting, the aggregate nominal amount of the number of shares in the capital of the Company that shall have been repurchased by the Company after the date hereof pursuant to and in accordance with the said Ordinary Resolution 8 shall be added to the aggregate nominal amount of share capital that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the directors of the Company pursuant to the general mandate to allot and issue shares granted to the directors of the Company by the said Ordinary Resolution 7."

10. To transact any other ordinary business of the Company.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 19th April, 2006

Principal Office
24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong

Registered Office
Canon's Court, 22 Victoria Street,
Hamilton HM 12, Bermuda

Explanatory Notes to the Notice of Annual General Meeting:

1. Every member entitled to attend and vote at the above Meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed in the circular which contains the notice of the Meeting (the "Notice"). The form of proxy will also be published on the website of The Stock Exchange of Hong Kong Limited and can also be downloaded from the Company's website: www.firstpacco.com.hk.

3. In order to be valid, a form of proxy together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power of attorney or authority must be deposited at the principal office of the Company (Attention: Corporate Secretarial Department) not less than 48 hours before the time appointed for holding the Meeting or any adjournment thereof.

4. With respect to agenda item No. 7 in the Notice, approval is being sought from the members because under the Listing Rules the existing general mandate to issue shares lapses at the Meeting.

5. An explanatory statement containing further details regarding agenda item No. 8 in the Notice on the general mandate to repurchase shares is set out in Appendix II of the circular containing the Notice.

6. The English text of this circular shall prevail over the Chinese text in case of any inconsistency.

4. 有關大會通告內第7項議程，由於根據上市規則之規定，現有發行股份之一般授權將於大會結束時失效，故現正重新尋求股東批准。

5. 載有第8項議程所述購回股份一般授權進一步詳情之說明函件，已刊載於載有大會通告之通函附錄二。

6. 若本通函之中文版內容與英文版出現歧義，概以英文版為準。

9. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**於召開本大會通告所載第7及8項普通決議案獲通過後，將本公司依據上述第8項普通決議案於本通告日期以後所購回本公司股本中之股份面值總額加入依據上述第7項普通決議案所授予本公司董事配發及發行股份之一般授權，且可予配發及發行或同意有條件或無條件配發及發行之股本面值總額內。」

10. 處理本公司任何其他普通事項。

承董事會命
第一太平有限公司
公司秘書
李麗雯

香港，二零零六年四月十九日

主要辦事處
香港中環康樂廣場八號
交易廣場第二座二十四樓

註冊辦事處
Canon's Court, 22 Victoria Street,
Hamilton HM12, Bermuda

股東週年大會通告之附註說明：

1. 凡有權出席上述大會並於會上投票之股東，均有權委任一位或多位代表代其出席並投票。受委代表毋須為本公司股東。

2. 載有大會通告（「大會通告」）之通函隨附大會適用之代表委任表格。代表委任表格另可於香港聯合交易所有限公司網頁刊載，亦可從本公司網頁下載，網址為www.firstpacco.com.hk。

3. 代表委任表格連同簽署表格之授權書或其他授權文件（如有），或經由公證人簽署證明之授權書或授權文件副本，最遲須於本大會或其任何續會指定舉行時間四十八小時前送達本公司之主要辦事處（致：公司秘書處），方為有效。

8. 作為特別事項，考慮及酌情通過（無論有否修訂）下列議案為普通決議案：

「動議：

(a) 在下文(b)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，根據所有適用的法律，包括香港股份購回守則及香港聯合交易所有限公司（「聯交所」）頒佈的證券上市規則（「上市規則」），在聯交所或任何其他獲香港證券及期貨事務監察委員會及聯交所就此認可的證券交易所購回本公司股本中之已發行股份；

(b) 按上文(a)段批准本公司董事可能購回或同意有條件或無條件購回之股本面值總額不得超過於本決議案當日本公司已發行股本面值總額百分之十(10%)，而該項批准亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。」

(b) 上文(a)段之批准將授權本公司董事於有關期間作出或授予售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證），該等權力將須或可能須於有關期間終止後行使；

(c) 本公司董事根據上文(a)段之批准所配發或同意有條件或無條件配發（不論是否根據購股權或以其他方式）之股本面值總額（但非根據(i)供股；或(ii)根據本公司所發行之認股權證或任何可轉換為本公司股份之證券之條款而行使之認購權或換股權；或(iii)根據本公司採納之購股權計劃而行使之購股權；或(iv)按本公司之公司細則規定配發股份以全數或部份以股份代替股息之以股代息或類似安排），均不得超過本決議案獲通過當日本公司已發行股本面值總額百分之二十（20%），而該項批准亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由通過本決議案當日起至下列三者之較早日期止期間：

(i) 本公司下屆股東週年大會結束當日；

(ii) 依據法例或本公司之公司細則之規定，本公司須舉行下屆股東週年大會之期限屆滿當日；及

(iii) 於股東大會上以普通決議案通過撤銷或修改本決議案所列授權之日。

「供股」指本公司董事於所訂定之期間，向於指定記錄日期名列股東名冊之股東，按其當時之持股比例提呈配售股份之建議（本公司董事可就有關零碎股份或根據香港以外地區之法例限制或規定，或任何認可管制機構或任何證券交易所之規定，在認為必要或適當時予以取消或作出其他安排）。」

(iii) **動議**重選林宏修先生為本公司之非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零九年舉行股東週年大會當日或(2)二零零九年五月二十三日或(3)林宏修先生根據守則及／或公司細則輪值退任當日。

(iv) **動議**重選Ibrahim Risjad先生為本公司之非執行董事，其指定任期將不超過三年，由本股東週年大會舉行當日起計至下列較早日期結束為止：(1)本公司於二零零九年舉行股東週年大會當日或(2)二零零九年五月二十三日或(3)Ibrahim Risjad先生根據守則及／或公司細則輪值退任當日。

5. 授權董事會根據本公司之公司細則釐定執行董事酬金，以及釐定獨立非執行董事每次親身或透過電話會議出席董事會或董事委員會會議之酬金為五千美元，或由董事會不時釐定之金額。

6. 作為特別事項，考慮及酌情通過下列議案（無論有否修訂）為普通決議案：

「**動議**授權本公司董事會委任新董事加盟董事會，惟在任何情況下董事會委任之董事人數最多不得超過本公司之公司細則不時規定之最高董事人數。而任何據此獲委任人士須留任董事直至本公司下屆股東週年大會舉行之日為止，屆時將合資格於該大會膺選連任。」

7. 作為特別事項，考慮及酌情通過（無論有否修訂）下列議案為普通決議案：

「**動議**：

(a) 在下文(c)段之規限下，一般及無條件批准本公司董事在有關期間行使本公司所有權力，以配發、發行及處理本公司之額外股份，並作出或授予將須或可能須行使此項權力之售股建議、協議及購股權（包括債券、認股權證及可轉換為本公司股份的債權證）；

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

股份編號:00142

茲通告第一太平有限公司(「本公司」)謹定於二零零六年五月二十四日(星期三)下午三時正假香港中環干諾道中三號香港麗嘉酒店地庫一樓宴會廳舉行股東週年大會,商議下列事項:

1. 省覽及接納截至二零零五年十二月三十一日止年度之經審核賬目以及董事會與核數師報告。

2. 宣派截至二零零五年十二月三十一日止年度之末期股息每股普通股2港仙(0.26美仙)。

3. 重聘安永會計師事務所為本公司之核數師,並授權本公司董事會釐定其酬金。

4. 作為本公司普通事項,考慮並酌情通過下列各議案為本公司之普通決議案:

   (i) **動議**重選林逢生先生為本公司之非執行董事兼董事會主席,其指定任期將不超過三年,由本股東週年大會舉行當日起計至下列較早日期結束為止:(1)本公司於二零零九年舉行股東週年大會當日或(2)二零零九年五月二十三日或(3)林逢生先生根據本公司所採納之企業管治常規守則(「守則」)及/或公司細則輪值退任當日。

   (ii) **動議**重選林文鏡先生為本公司之非執行董事,其指定任期將不超過三年,由本股東週年大會舉行當日起計至下列較早日期結束為止:(1)本公司於二零零九年舉行股東週年大會當日或(2)二零零九年五月二十三日或(3)林文鏡先生根據守則及/或公司細則輪值退任當日。

5. 權益之披露

在董事作出一切合理查詢後所深知，概無任何董事或其任何聯繫人士現時有意於建議之購回授權獲股東批准情況下向本公司或其附屬公司出售股份。

概無關連人士（定義見上市規則）曾知會本公司，表示現擬於購回授權獲股東批准情況下向本公司出售任何股份，或承諾不會向本公司出售其所持有的任何股份。

6. 收購守則

倘根據購回授權購回股份後，某股東在本公司所佔之附投票權權益比例有所增加，則就收購守則而言，該項增加將被視作增購投票權。故此，視乎股東權益的增幅，一名股東或一群一致行動的股東（定義見收購守則），可視作取得本公司控制權或合併其於本公司之控制權，因而須按照收購守則規則26提出強制性全面收購建議。

於最後可行日期，主要股東合共實益持有佔本公司已發行股本44.48%之股份。儘管現時董事無意購回本公司任何股份，但若董事全面行使購回授權，該等由主要股東擁有之股份將佔本公司當時已發行股本約49.43%。因此，主要股東將有責任按照收購守則規則26之規定提出強制性全面收購建議。除上述者外，董事並無察覺任何根據購回授權購回股份而將引致根據收購守則產生之任何其他後果。

現時本公司無意行使購回授權以導致主要股東須承擔提出強制性全面收購要約之責任。

倘若購回股份將導致公眾人士所持有的上市股份數量低於聯交所指定的有關最低百分比，則董事將不會行使購回授權。

7. 董事承諾

董事已向聯交所承諾，彼等只會（在適用之情況下）根據上市規則及百慕達法例，行使購回授權。

3. 購回股份之資金

用以購回股份之資金必須為根據本公司之組織章程大綱及公司細則，以及百慕達法例規定，可合法撥作有關用途之資金。

現時董事無意購回本公司任何股份，且只會在彼等認為購回股份乃符合本公司之最佳利益，以及可按對本公司有利之條款購回股份之情況下，方會行使權力購回股份。經考慮本公司於二零零五年十二月三十一日（即本公司最近期刊發之經審核賬目編製之日）之經審核綜合財政狀況，董事認為，倘按目前之現行市價全面行使購回股份之一般授權，將可能對本公司之營運資金及資本負債狀況造成重大不利影響。

在董事認為行使購回授權將對本公司之營運資金需要（與最近期刊發之經審核賬目披露之狀況比較而言）或董事認為對不時適合本公司之資本負債水平構成重大不利影響之情況下，本公司董事不會建議行使購回授權。

4. 股份價格

本公司於本通函刊發日期前六個月內概無購回任何股份。下表列出股份於截至二零零六年三月三十一日止十二個月期間每個月在聯交所之最高及最低成交價：

月份	最高成交價	最低成交價
	港元	*港元*
二零零五年		
四月	2.525	2.300
五月	2.725	2.400
六月	3.000	2.700
七月	2.850	2.625
八月	2.975	2.475
九月	2.750	2.500
十月	2.775	2.400
十一月	2.950	2.525
十二月	3.000	2.750
二零零六年		
一月	3.175	2.925
二月	3.125	2.725
三月	2.975	2.750

本附錄載有符合上市規則規定須載於說明函件之細節。隨說明函件附股東週年大會通告，大會將提呈有關本公司購回其本身股份之決議案。

1. 購回授權

上市規則有關章節准許以聯交所為第一上市市場之公司在聯交所購回其股份，惟須受到若干限制，現概述如下：

(a) 股東批准

上市規則規定以聯交所為第一上市市場之公司倘擬購回股份，必須事先透過一般授權或透過有關特定交易之特別批准方式獲普通決議案通過。上市規則規定必須將一份說明函件（如本通函所載者）送交各股東，向各股東提供充分資料，以便彼等能決定是否批准授出此項授權。

(b) 資金來源

用以購回股份之資金必須為根據百慕達法例規定，可合法撥作有關用途之資金。

(c) 最多可購回之股份數目

本公司建議購回之股份必須為全數繳足股份。於聯交所可購回之股份數目，最多不得超逾在有關決議案獲通過當日本公司已發行股本中百分之十股份。按本公司於最後可行日期之現有已發行股本3,188,833,003股股份為基準，及假設本公司根據其購股權計劃授出之購股權並無再獲行使，且於二零零六年度股東週年大會舉行前本公司沒有再發行或購回任何股份，則本公司可根據購回授權於聯交所購回之股份數目最多不得超過318,883,300股股份。

2. 購回股份之理據

董事相信，尋求股東授予一般授權，以便本公司可在聯交所購回股份，乃符合本公司及其股東之最佳利益。該等購回股份將可提高本公司之資產淨值及／或每股股份盈利，惟須視乎當時市場狀況及資金安排而定；並只有在董事相信購回股份將會對本公司及其股東有利之情況下方會進行。

4. Ibrahim Risjad先生

非執行董事

Ibrahim Risjad先生，現年七十二歲，於一九八八年五月二十五日獲委任為董事。Risjad先生為Indofood之專員。

除本通函所披露外，Risjad先生並無或不曾與本公司任何董事及高級管理人員有任何關連。

Risjad先生並無與本公司訂立任何服務合約。然而，本公司全體董事於二零零五年度股東週年大會上，均按不超過三年之固定任期獲重選，由重選當日（即二零零五年度股東週年大會日期二零零五年六月九日）起至下列較早日期為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日，或(3)該名董事根據守則及／或公司細則輪值退任當日。Risjad先生並無就出任本公司非執行董事收取任何董事袍金。

於最後可行日期，Risjad先生於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及香港聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及香港聯交所之好倉權益如下：

i. 透過利比利亞公司First Pacific Investments Limited（FPIL-Liberia）在本公司790,229,364股普通股[c](24.78%)。FPIL-Liberia分別由林逢生先生(10%)、林文鏡先生(30%)、林宏修先生(10%)、Ibrahim Risjad先生(10%)、本公司前主席林紹良先生(30%)及前非執行董事Sudwikatmono先生(10%)擁有。

ii. 持有Indofood 6,406,180股普通股[c]。

[c]=法團權益

3. **林宏修先生**

非執行董事

林宏修先生，現年五十四歲，於一九八八年五月二十五日獲委任為董事。林氏現為PT Indocement Tunggal Prakarsa Tbk副總裁董事，以及Pacific Industries and Development Limited董事及數家印尼公司董事。

林氏為林文鏡先生之兒子。除本通函披露者外，彼並無或不曾與本公司任何董事及高級管理人員有任何關連。

林氏並無與本公司訂立任何服務合約。然而，本公司全體董事於二零零五年度股東週年大會上，均按不超過三年之固定任期獲重選，由重選當日（即二零零五年度股東週年大會日期二零零五年六月九日）起至下列較早日期為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日，或(3)該名董事根據守則及／或公司細則輪值退任當日。林氏並無就出任本公司非執行董事收取任何董事袍金。

於最後可行日期，林氏於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及香港聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及香港聯交所之好倉權益如下：

i. 透過利比利亞公司First Pacific Investments Limited（FPIL-Liberia）持有本公司790,229,364股普通股[(c)] (24.78%)。FPIL-Liberia分別由林逢生先生(10%)、林文鏡先生(30%)、林宏修先生(10%)、Ibrahim Risjad先生(10%)、林紹良先生(30%)及前非執行董事Sudwikatmono先生(10%)擁有。

ii. 持有Indofood 15,520,335股普通股[(c)]。

ii. 透過英屬維爾京群島公司First Pacific Investments (B.V.I.) Limited (FPIL-BVI)持有本公司628,296,599股普通股[c] (19.70%)。林氏及林紹良先生各自實益擁有FPIL-BVI已發行股本三分之一或以上權益。

iii. 持有632,370股Indofood普通股[c]。

2. **林文鏡先生**

非執行董事

林文鏡先生，現年七十七歲，於一九八八年五月二十五日獲委任為董事。林氏為多家以發展地產業務為主的印尼公司之創辦人。彼為PT Kartika Chandra專員，以及出任PT Bogasari Flour Mills及Pacific Industries and Development Limited董事。

林氏為林宏修先生之父親。除本通函披露者外，彼並無或不曾與本公司任何董事及高級管理人員有任何關連。

林氏並無與本公司訂立任何服務合約。然而，本公司全體董事於二零零五年度股東週年大會上，均按不超過三年之固定任期獲重選，由重選當日（即二零零五年度股東週年大會日期二零零五年六月九日）起至下列較早日期為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日，或(3)該名董事根據守則及／或公司細則輪值退任當日。林氏並無就出任本公司非執行董事收取任何董事袍金。

於最後可行日期，林氏於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及香港聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及香港聯交所之好倉權益如下：

i. 透過利比利亞公司First Pacific Investments Limited（FPIL-Liberia）持有本公司790,229,364股普通股[c] (24.78%)。FPIL-Liberia分別由林逢生先生(10%)、林文鏡先生(30%)、林宏修先生(10%)、Ibrahim Risjad先生(10%)、林紹良先生(30%)及前非執行董事Sudwikatmono先生(10%)擁有。

ii. 持有Indofood 15,520,335股普通股[c]。

以下為建議於二零零六年度股東週年大會重選之四名退任董事資料：

1. **林逢生先生**

董事會主席及提名委員會主席

林逢生先生，現年五十七歲，於一九八八年五月二十五日獲委任為董事。林氏畢業於倫敦Ewell County Technical College。林氏為三林集團總裁兼行政總裁，PT Indofood Sukses Makmur Tbk（「Indofood」）總裁董事兼行政總裁，並於多家公司擔任專員及董事，包括Elders Australia Limited及Futuris Corporation Limited。

林氏於多家跨國公司出任顧問會成員。彼自一九九四年九月起曾任GE International Advisory Board成員，現為德國保險公司ALLIANZ Group及於荷蘭的荷蘭合作銀行(Rabo Bank)之顧問會成員。彼於二零零四年九月加入亞洲企業領袖協會(Asia Business Council)。

林氏為本公司榮譽主席兼董事會顧問林紹良先生之兒子。除本通函披露者外，彼並無或不曾與本公司任何董事及高級管理人員有任何關連。

林氏並無與本公司訂立任何服務合約。然而，本公司全體董事於二零零五年度股東週年大會上，均按不超過三年之固定任期獲重選，由重選當日（即二零零五年度股東週年大會日期二零零五年六月九日）起至下列較早日期為止：(1)本公司於二零零八年舉行股東週年大會當日或(2)二零零八年六月八日，或(3)該名董事根據守則及／或公司細則輪值退任當日。林氏並無就出任非執行董事兼董事會主席收取任何董事袍金。

於最後可行日期，林氏於本公司或其任何相聯法團（定義見證券及期貨條例）之股份、股票衍生工具相關股份及債券中擁有或被視為擁有(a)須遵照證券及期貨條例第XV部第7及8分部知會本公司及香港聯交所；或(b)須遵照證券及期貨條例第352條備存於登記冊內；或(c)須按標準守則知會本公司及香港聯交所之好倉權益如下：

i. 透過利比利亞公司First Pacific Investments Limited（FPIL-Liberia）持有本公司790,229,364股普通股[c] (24.78%)。FPIL-Liberia分別由林逢生先生(10%)、林文鏡先生(30%)、林宏修先生(10%)、Ibrahim Risjad先生(10%)、林紹良先生(30%)及前非執行董事Sudwikatmono先生(10%)擁有。

根據公司細則第80條，倘根據上述方式要求按股數投票表決，表決將於要求按股數投票表決之大會或續會日期起計三十(30)日內，按主席指定方式（包括使用不記名選票或選票紙或選票）、時間及地點進行。按股數投票表決之結果須被視為要求按股數投票表決大會之決議。

責任聲明

本通函乃遵照上市規則而刊發，旨在提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使其所載任何內容產生誤導成份。

推薦意見

董事認為，建議符合本公司及其股東之最佳利益，故建議 閣下投票贊成將於二零零六年五月二十四日舉行之二零零六年度股東週年大會上提呈之各項決議案。各董事已表示在有權投票之情況下，將以彼等及彼等各自之聯繫人士（定義見上市規則）擁有之股份附有之投票權，投票贊成將於二零零六年度股東週年大會提呈之所有決議案。

此致

第一太平有限公司列位股東 台照

承董事會命
第一太平有限公司
常務董事兼行政總監
彭澤倫
謹啟

二零零六年四月十九日

於二零零五年度股東週年大會，股東通過一項普通決議案，批准授予董事一般授權，以配發及發行最多不超過佔本公司於二零零五年六月九日已發行股本面值總額20%之股份。由於此項授權將於二零零六年度股東週年大會結束時屆滿，故董事相信，重續此項授權將符合本公司之最佳利益。

於二零零五年度股東週年大會，股東亦通過一項普通決議案，批准授予董事一般授權，行使本公司之權力以購回本公司之股份，購回股份最多不超過佔本公司於二零零五年六月九日已發行股本總額10%。股東亦通過另一項普通決議案，批准授予董事一般授權，以配發及發行本公司根據購回授權所購回之股份。由於此等授權將於二零零六年度股東週年大會結束時屆滿，故董事相信，重續此等授權將符合本公司之最佳利益。

本公司現時無意購回其任何股份。為讓股東決定投票贊成或反對將於二零零六年度股東週年大會提呈之決議案以批准建議時達致知情決定，有關上市規則所述在聯交所購回股份之主要規定，以及有關本公司購回其股份之進一步詳情，已詳載於下文附錄二之說明函件內。

於股東週年大會要求按股數投票表決之程序

遵照良好企業管治常規，二零零六年度股東週年大會主席擬就通告所載各項決議案要求按股數投票方式表決。

根據公司細則第79條，於股東大會提呈表決之每項決議案均須以舉手方式表決，除非於宣佈以舉手方式表決所得結果之前或之時，獲以下人士要求以按股數投票方式表決：

(i) 大會主席；或

(ii) 當時有權在大會投票的最少三(3)名親身出席之股東或受委代表；或

(iii) 持有不少於全體有權在大會投票股東總投票權十分一(1/10)之一名或以上親身出席之股東或受委代表；或

(iv) 持有賦予權利在大會投票之股份之一名或以上親身出席之股東或受委代表，且有關股份繳入股款合共不少於所有賦予該項權利股份之繳入股款總額十分之一(1/10)。

重選退任董事

於二零零五年度股東週年大會，全體董事（包括執行董事、非執行董事及獨立非執行董事）已同意於二零零五年度股東週年大會退任，並願意於該大會經由股東重選連任。所有董事均於二零零五年度股東週年大會獲重選為本公司董事，任期均定為不超過三年，由連任當日（即二零零五年度股東週年大會日期二零零五年六月九日）起計至(1)本公司將於二零零八年舉行之股東週年大會當日或(2)二零零八年六月八日或(3)該名董事根據守則及／或公司細則輪值退任當日（以較早日期為準）止。

根據公司細則第117A、117B及117C條，於本公司每屆股東週年大會上，當時在任之三分一董事（或倘董事人數並非三之倍數，則以最接近但不多於三分一之數目為準）之董事將退任。此外，決定輪值退任之董事將以其自上一次獲選出或委任以來在任時間最長之董事優先退任。倘於同日出任董事者，除非彼等另行互相同意，否則將以抽籤形式決定先行退任者。

由於全體董事均於同日（即二零零五年度股東週年大會舉行日期）重選為董事，故將於二零零六年度股東週年大會退任之四(4)名董事將為在任時間最長之董事，即林逢生先生、林文鏡先生、林宏修先生及Ibrahim Risjad先生。所有退任董事均符合資格並願意膺選連任，任期均固定為三年，自本年度股東週年大會日期起至以下較早日期止(1)本公司將於二零零九年度舉行股東週年大會之日期或(2)二零零九年五月二十三日或(3)董事根據守則及／或公司細則輪值退任當日。

根據上市規則第13.51(2)條規定，四名將於二零零六年股東週年大會膺選連任之退任董事資料已載於本通函附錄一，致使股東於考慮重選董事時可作出知情決定。除本通函另有披露者外，將於二零零六年度股東週年大會膺選連任之四名董事並無任何其他須根據上市規則第13.51(2)(h)至13.51(2)(v)條規定須予披露之資料、或有關其他須知會股東之事宜。

發行股份及購回股份之一般授權

為符合現行之企業常規，本公司將於二零零六年度股東週年大會提呈決議案以徵求股東批准（其中包括）重新授權董事配發及發行股份之一般授權、授出購回授權、授權董事可根據購回授權配發及發行本公司所購回股份之一般授權。

召開二零零六年度股東週年大會之通告載於本通函第15至20頁。

本通函隨附二零零六年度股東週年大會適用之代表委任表格。無論　閣下能否出席二零零六年度股東週年大會，務請　閣下按代表委任表格列印之指示填妥及交回表格，惟無論如何必須於二零零六年度股東週年大會指定舉行時間四十八小時前寄回本公司之主要辦事處。填妥及交回代表委任表格後，　閣下仍可依願親身出席二零零六年度股東週年大會，並於會上投票。

採納截至二零零五年十二月三十一日止年度之經審核賬目、董事會及核數師報告

一份載有本公司截至二零零五年十二月三十一日止年度之經審核綜合賬目、董事及核數師就此發表之報告以及有關擬於二零零六年度股東週年大會膺選連任之各退任董事資料之本公司二零零五年年報已連同本通函寄交全體股東。審核委員會已審閱本公司截至二零零五年十二月三十一日止年度之經審核綜合賬目。

宣派末期股息

董事於二零零六年三月三十一日宣布本公司截至二零零五年十二月三十一日止年度之經審核業績。誠如該公告所述，董事會建議派付截至二零零五年十二月三十一日止財政年度之末期現金股息每股股份2港仙（0.26美仙）。待股東於二零零六年度股東週年大會批准後，本公司將按每位股東登記地址適用之法定貨幣派發末期股息如下：登記地址為香港、澳門及中國之股東獲派發港幣股息；登記地址為英國之股東獲派發英鎊股息；而登記地址為其他國家之所有股東則獲派發美元股息。預期股息單將於二零零六年六月二十八日或前後寄交股東。

本公司將於二零零六年五月十九日（星期五）暫停辦理股東登記手續，期間將暫停辦理股份過戶登記手續。為符合資格獲分派擬派末期股息，所有填妥之股份過戶表格連同相關股票須於二零零六年五月十八日（星期四）下午四時正或之前送交本公司股份過戶登記處香港分署香港中央證券登記有限公司以作登記，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

重聘核數師

董事會同意審核委員會之意見，建議待股東於二零零六年度股東週年大會批准後，重聘安永會計師事務所為本公司來年之核數師。

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司
（根據百慕達法例註冊成立之有限公司）
股份編號：00142

主席：
林逢生

執行董事：
彭澤倫*（常務董事兼行政總監）*
唐勵治
黎高信

非執行董事：
林文鏡
林宏修
Ibrahim Risjad
Albert F. del Rosario大使
謝宗宣

獨立非執行董事：
陳坤耀教授*（金紫荊星章、CBE、太平紳士）*
鄧永鏘*(OBE、Chevalier de L'Ordre des Arts et des Lettres)*
Graham L. Pickles

主要辦事處：
香港中環
康樂廣場八號
交易廣場第二座
二十四樓

註冊辦事處：
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

敬啟者：

股東週年大會通告及有關發行股份及購回股份之一般授權以及重選退任董事之建議

緒言

本通函旨在向　閣下提供有關召開二零零六年度股東週年大會之資料以及說明將於二零零六年度股東週年大會處理之事項。為符合良好企業管治常規，二零零六年度股東週年大會主席將指示以按股數表決方式就通告所載各項決議案投票。

「購回授權」	指	授予本公司一般授權以購回本公司之股份；
「證券及期貨條例」	指	香港法例第571章證券及期貨條例；
「股東」	指	不時持有股份之持有人；
「股份」	指	本公司每股面值0.01美元之普通股以及經該等普通股合併、分拆或重新分類而產生之任何股份；
「聯交所」	指	香港聯合交易所有限公司；
「主要股東」	指	First Pacific Investments Limited及First Pacific Investments (B.V.I.) Limited；及
「收購守則」	指	香港公司收購及合併守則。

在本通函及附錄內，除文義另有所指外，下列詞彙具有以下涵義：

「二零零五年度股東週年大會」	指	本公司於二零零五年六月九日召開及已舉行之股東週年大會；
「二零零六年度股東週年大會」	指	本公司以通告召開及將於二零零六年五月二十四日舉行之股東週年大會；
「公司細則」	指	本公司不時修訂之公司章程細則；
「守則」	指	本公司於二零零五年三月十四日根據上市規則附錄14之條文採納之企業管治常規守則；
「本公司」	指	第一太平有限公司，一間於百慕達註冊成立獲豁免之有限公司，其股份於聯交所上市買賣；
「董事」	指	本公司不時委任之董事；
「香港」	指	中國香港特別行政區；
「港元」	指	香港法定貨幣港元；
「最後可行日期」	指	二零零六年四月十三日，即確定本通函所載若干資料之最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「澳門」	指	中國澳門特別行政區；
「通告」	指	載於本通函第15至20頁之二零零六年度股東週年大會通告；
「中國」	指	中華人民共和國；
「建議」	指	如本通函所載建議，包括重新授予董事一般授權以配發及發行股份；重續購回授權；授予董事一般授權以配發及發行本公司根據購回授權所購回之股份；以及重選退任董事；

目 錄

頁次

此乃要件　請即處理

閣下如對本通函任何方面或對應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之第一太平有限公司股份全部**出售或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平有限公司

(根據百慕達法例註冊成立之有限公司)

股份編號：00142

股東週年大會通告及
有關發行股份及購回股份之
一般授權以及重選退任董事之建議

第一太平有限公司謹訂於二零零六年五月二十四日（星期三）下午三時正假座香港中環干諾道中三號香港麗嘉酒店地庫一樓宴會廳舉行二零零六年度股東週年大會，召開大會之通告詳載於本通函第15至第20頁。

無論　閣下能否出席大會，務請　閣下儘快填妥及交回隨附之代表委任表格，惟無論如何必須於大會指定舉行時間四十八小時前將表格寄回第一太平有限公司之主要辦事處（致：公司秘書處），地址為香港中環康樂廣場八號交易廣場第二座二十四樓。填妥及交回代表委任表格後，　閣下仍可依願親身出席大會，並於會上投票。

二零零六年四月十九日